                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                           HALIS, INC.
        (formerly known as Fisher Business Systems, Inc.)
        -------------------------------------------------
                         (Name of Issuer)


              COMMON STOCK, PAR VALUE $.01 PER SHARE
              --------------------------------------
                  (Title of Class of Securities)

                           337753-30-5
                          ---------------
                          (CUSIP Number)

                         Paul W. Harrison
                       1950 Spectrum Circle
                            Suite 400
                     Marietta, Georgia  30067
                          (770) 857-4461
      -------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              6/7/96
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.      _____

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Check the following box if a fee is being paid with the
statement.   _____

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                           SCHEDULE 13D


CUSIP NO.     337753-30-5
              -----------

1    NAME OF REPORTING PERSON S.S. OR IRS
     IDENTIFICATION NO. OF ABOVE PERSON

            PAUL W. HARRISON
     ------------------------------------
     S.S.  ###-##-####
     ------------------------------------


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)   ___
                                                            (b)   ___


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     00
     -----------------------------


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              ______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF                     7.   SOLE VOTING POWER
SHARES                             15,000,000 Shares of Common Stock
BENEFICIALLY                       ---------------------------------
OWNED BY
EACH                          8.   SHARED VOTING POWER    None
REPORTING                                              -------------
PERSON WITH                   9.   SOLE DISPOSITIVE POWER
                                   15,000,000 shares of Common Stock
                                   ---------------------------------

                             10.  SHARED DISPOSITIVE POWER   None
                                                           ---------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,490,000 (including 1,490,000 Shares held pursuant to
     convertible notes and options) of Common Stock
     ----------------------------------------------------------------


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*      _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     73.5% of Common Stock
     ----------------------------------------------------------------

14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
     -------------------------------------------
Item 1.   Security and Issuer.
          -------------------

          This statement (this "Statement") relates to Common Stock par value $.01 per share of HALIS, Inc. (formerly known as Fisher Business Systems, Inc.) (the "Issuer"), with principal executive offices located at 1950 Spectrum Circle, Suite 400, Marietta, Georgia 30067.

Item 2.   Identify and Background.
          -----------------------

          (a)(b)(c) This Statement is filed on behalf of Paul W. Harrison, the Chairman, Chief Executive Officer and a director of the Issuer, with principal executive offices at the location set forth in Item 1; President and Manager of Healthcare Technology Investments, L.L.C. (formerly known as Halis, L.L.C.) ("HTI") 200 Hembree Park Drive, Suite 19, Roswell, Georgia 30076; President and Manager of AUBIS, L.L.C. ("AUBIS"), 2028 Powers Ferry Road, Suite 190, Marietta, GA 30067; and President, Chief Executive Officer and director of Paul Harrison Enterprises, Inc. ("PHE"), 3390 Peachtree Road, N.E., Suite 1000, Atlanta, GA 30326.

          (d)    None.

          (e)    None.

          (f) Mr. Harrison is a citizen of the United States of America

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The shares of Common Stock of the Issuer which are the subject of this Schedule were acquired as follows:

          1. Options to acquire 1,400,000 shares of Common Stock having an exercise price of $1.125 per share were issued to Mr. Harrison on June 7, 1996 in consideration of his management of an HLLC subsidiary pending an acquisition of it by the Issuer.

          2. On January 10, 1996 and May 29, 1996, PHE, of which Mr. Harrison is President, director and a principal shareholder, purchased two promissory notes in the principal amounts of $50,000 and $40,000, respectively, which are convertible at any time into an aggregate of 90,000 shares of Common Stock of the Issuer;

          3. On November 18, 1996, 5,000,000 shares of the Common Stock of the Issuer were acquired by HTI as consideration for the sale to the Issuer (the "HALIS Transaction") of all of the shares of HALIS Software, Inc., its wholly-owned subsidiary; and

          4. On November 18, 1996, 10,000,000 shares of Common Stock of the Issuer were acquired by AUBIS in connection with the merger of two wholly-owned subsidiaries of AUBIS into two wholly-owned subsidiaries of the Issuer (the "AUBIS Transaction").

Item 4.   Purpose of the Transaction.
          --------------------------

          The issuances of 5,000,000 and 10,000,000 shares of Common Stock of the Issuer to HTI and AUBIS, respectively, were in connection with the HALIS Transaction and the AUBIS Transaction. PHE and Mr. Harrison acquired the shares beneficially owned by each of them, described in Item 5 below, for investment purposes. HTI, AUBIS, PHE and Mr. Harrison reserve the right to purchase additional shares of Common Stock of the Issuer or to dispose of shares of Common Stock in the open market and privately negotiated transactions or in any other lawful manner in the future. Except as described above, HTI, AUBIS, PHE and Mr. Harrison presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs
          (a)-(j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)(b) Mr. Harrison beneficially owns 16,490,000 shares of Common Stock of the Issuer, which constitutes approximately 73.5% of the outstanding Common Stock of the Issuer, based on information regarding the number of outstanding shares of the Issuer in the Issuer's definitive proxy statement filed with the Commission on November 4, 1996 plus the number of shares issued in connection with the HALIS Transaction and the AUBIS Transaction. Of the total number of shares beneficially owned by Mr. Harrison, 90,000 shares are held pursuant to currently exercisable convertible notes owned by PHE, of which Mr. Harrison is president, director and a significant shareholder, and 1,400,000 shares are held pursuant to currently exercisable stock options issued to Mr. Harrison by the Issuer. By virtue of his position as President, Manager and significant interest holder of HTI and AUBIS and President, director and principal shareholder of PHE, Mr. Harrison may be deemed to have sole voting and dispositive power with respect to the shares owned by HTI (5,000,000) and AUBIS (10,000,000) and the promissory note held by PHE.

          (c) The acquisitions of Common Stock of the Issuer pursuant to the HALIS Transaction and the AUBIS
          Transaction were consummated within 60 days of the date of this Schedule 13D.

          (d)    Not applicable.

          (e)    Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          Mr. Harrison is employed as the Chairman and Chief Executive Officer of the Issuer pursuant to an employment agreement with Issuer and is party to an option agreement to purchase 1,400,000 shares of Issuer Common Stock at $1.125 per share. PHE, of which Mr. Harrison is President, director and a significant shareholder, holds a promissory note that is convertible into 90,000 shares of Common Stock.
Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Exhibit 1:  Stock Purchase Agreement between Fisher
                      Business Systems, Inc. and HALIS, L.L.C., Paul
                      W. Harrison and James Askew, dated as of March 29, 1996, as amended by First Amendment to Stock Purchase Agreement dated as of September 27, 1996.

          Exhibit 2: Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of March 29, 1996, as amended by the First Amendment dated September 27, 1996, as further amended by the Second Amendment dated November 18, 1996.

          Exhibit 3(a): Promissory Note, dated January 10, 1996, by Fisher Business Systems, Inc., in favor of Paul W. Harrison, in aggregate principal amount of $50,000.

          Exhibit 3(b): Promissory note, dated May 29, 1996, by Fisher Business Systems, Inc., in favor of Paul W. Harrison, in aggregate principal amount of $40,000.

          Exhibit 4: Stock Option Agreement, by and between Fisher Business Systems, Inc. and Paul W. Harrison, dated June 7, 1996.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: ____________________________





                                ________________________________
                                Paul W. Harrison

                                   EXHIBIT 1
                                   ---------
                                                                      APPENDIX B



                            STOCK PURCHASE AGREEMENT
                                    Between
                         FISHER BUSINESS SYSTEMS, INC.
                                    As Buyer
                                      And
                                 HALIS, L.L.C.
                                   As Seller
                                      and
                              PAUL W. HARRISON and
                                  JAMES ASKEW
                        as Significant Members of Seller
                              For the Purchase and
                       Sale of All Issued and Outstanding
                                Capital Stock of
                              HALIS SOFTWARE, INC.
                           Dated as of March 29, 1996

                               TABLE OF CONTENTS
                               -----------------

                                                                      Page
ARTICLE I     SALE OF STOCK
      1.1     Sale of Stock............................................B-6
      1.2     Purchase Price...........................................B-6
      1.3     Closing of Purchase and Sale.............................B-6

ARTICLE II    REPRESENTATIONS AND WARRANTIES OF THE SELLER
      2.1     Due Incorporation and Qualification......................B-7
      2.2     Outstanding Capital Stock................................B-7
      2.3     Options or Other Rights..................................B-7
      2.4     Title To Stock...........................................B-7
      2.5     Subsidiaries and Investments.............................B-7
      2.6     Articles of Incorporation and By-Laws....................B-7
      2.7     Books and Records........................................B-8
      2.8     Authority of Seller and the Company......................B-8
      2.9     Financial Statements.....................................B-8
      2.10    No Undisclosed Liabilities...............................B-9
      2.11    Recent Developments......................................B-9
      2.12    Litigation...............................................B-9
      2.13    Taxes....................................................B-9
      2.14    Title to Properties; Assets Complete....................B-10
      2.15    Compliance with Laws....................................B-10
      2.16    Contracts and Other Agreements..........................B-10
      2.17    Software................................................B-12
      2.18    Leases..................................................B-12
      2.19    Accounts and Notes Receivable...........................B-12
      2.20    Fixed Assets............................................B-13
      2.21    Trade Name and Other Intangibles........................B-13
      2.22    Suppliers and Customers.................................B-13
      2.23    Labor Relations; Employees..............................B-13
      2.24    Employee Benefit Plans..................................B-14
      2.25    Insurance...............................................B-15
      2.26    Environmental Matters...................................B-15
      2.27    Officers, Directors and Key Employees...................B-16
      2.28    Restrictive Documents...................................B-16
      2.29    Franchises and Licenses.................................B-16
      2.30    Transactions with Affiliated Parties....................B-16
      2.31    Bank Accounts and Powers of Attorney....................B-16
      2.32    Absence of Changes......................................B-16
      2.33    Disclosure..............................................B-17
      2.34    Broker's or Finder's Fees...............................B-17
      2.35    Copies of Documents.....................................B-17

ARTICLE III   REPRESENTATIONS OF BUYER
      3.1     Incorporation and Qualification.........................B-17
      3.2     Articles of Incorporation and By-Laws...................B-17
      3.3     Authority of Buyer......................................B-17
      3.4     Securities Compliance...................................B-18
      3.5     Pending Actions.........................................B-19
      3.6     Capital Stock...........................................B-19

      3.7     Absence of Changes......................................B-19
      3.8     Accuracy of SEC Documents...............................B-19
      3.9     Broker's or Finder's Fees...............................B-19

ARTICLE IV    COVENANTS TO BE PERFORMED PRIOR TO THE CLOSING
      4.1     Operation in Ordinary Course............................B-20
      4.2     Notice of Events........................................B-20
      4.3     Exclusive Dealing.......................................B-20
      4.4     Examinations and Investigations.........................B-20
      4.5     Affiliate Indebtedness Owed to the Company..............B-21
      4.6     Affiliate Indebtedness Owed by the Company..............B-21

ARTICLE V     CONDITIONS PRECEDENT TO THE OBLIGATION OF BUYER TO CLOSE
      5.1     Representations and Covenants...........................B-21
      5.2     Litigation..............................................B-21
      5.3     Net Worth and Cash of the Company.......................B-21
      5.4     Governmental Permits and Approvals......................B-22
      5.5     Third Party Consents....................................B-22
      5.6     Transfer Taxes..........................................B-22
      5.7     Estoppel Certificates...................................B-22
      5.8     No Material Adverse Change..............................B-22
      5.9     Books and Records.......................................B-22
      5.10    Good Standing Certificates, Etc.........................B-22
      5.11    Non-Compete Agreements..................................B-22
      5.12    Subscription Agreement..................................B-22
      5.13    Authorization of Shares.................................B-22
      5.14    Ratification of Agreement...............................B-22
      5.15    Closing of AUBIS Acquisition............................B-22

ARTICLE VI    CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLER TO CLOSE
      6.1     Representations and Covenants...........................B-23
      6.2     Litigation..............................................B-23
      6.3     Governmental Permits and Approvals......................B-23
      6.4     Resolutions.............................................B-23
      6.5     Good Standing Certificates, etc.........................B-23
      6.6     Authorization of Shares.................................B-23
      6.7     Ratification of Agreement...............................B-23
      6.8     Closing of AUBIS Acquisition............................B-23

ARTICLE VII   ACTIONS TO BE TAKEN AT THE CLOSING
      7.1     Stock Certificates......................................B-23
      7.2     Purchase Price..........................................B-24
      7.3     Opinion of Counsel to the Sellers.......................B-24
      7.4     Opinion of Counsel to the Buyer.........................B-24
      7.5     Resignations of Directors and Officers..................B-24
      7.6     Closing Certificate of the Seller.......................B-24
      7.7     Closing Certificate of the Buyer........................B-24
      7.8     Other Documents and Certificates........................B-24
      7.9     Election of Board of Directors..........................B-24

ARTICLE VIII  SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION
      8.1     Survival of Representations and Warranties..............B-24

      8.2     Seller's and Principals' Indemnity Agreement........    B-24
      8.3     Buyer's Indemnity Agreement.........................    B-25
      8.4     Indemnification Procedure...........................    B-26
      8.5     Set-off.............................................    B-26
      8.6     Limitations on Liability of Seller and Principals...    B-26

ARTICLE IX    TERMINATION OF AGREEMENT
      9.1     Termination.........................................    B-26
      9.2     Survival............................................    B-27

ARTICLE X     REPRESENTATIONS AND WARRANTIES OF SELLER IN
              CONNECTION WITH OFFER OF BUYER'S STOCK
      10.1    Accredited Investor.................................    B-27
      10.2    Acquisition for Investment..........................    B-27
      10.3    Unregistered Securities.............................    B-27
      10.4    Disclosure..........................................    B-28

ARTICLE XI    REGISTRATION OF SHARES
      11.1    Registration Statement..............................    B-28
      11.2    Indemnification.....................................    B-29
      11.3    Delay of Registration...............................    B-29
      11.4    Amendment of Section 11.............................    B-30

ARTICLE XII   MISCELLANEOUS
      12.1    Publicity...........................................    B-30
      12.2    Knowledge...........................................    B-30
      12.3    Gender..............................................    B-30
      12.4    Expenses............................................    B-30
      12.5    Brokerage Commissions and Finder's Fees.............    B-30
      12.6    Entire Agreement....................................    B-31
      12.7    Waivers and Consents................................    B-31
      12.8    Notices.............................................    B-31
      12.9    Rights of Third Parties.............................    B-31
      12.10   Headings............................................    B-32
      12.11   Governing Law.......................................    B-32
      12.12   Jurisdiction........................................    B-32
      12.13   Parties in Interest.................................    B-32
      12.14   Counterparts........................................    B-32
      12.15   Severability........................................    B-32
      12.16   Arbitration.........................................    B-32


                               LIST OF SCHEDULES
                               -----------------

Schedule 2.1    -    Due Incorporation and Qualification
Schedule 2.2    -    Outstanding Capital Stock
Schedule 2.6    -    Articles of Incorporation and By-Laws
Schedule 2.8    -    Consents Required for Seller
Schedule 2.9    -    Financial Statements
Schedule 2.11   -    Recent Developments
Schedule 2.12   -    Litigation
Schedule 2.13   -    Taxes

Schedule 2.15   -    Compliance with Laws
Schedule 2.16   -    Contracts and Other Agreements
Schedule 2.18   -    Leases
Schedule 2.19   -    Accounts Receivable
Schedule 2.20   -    Fixed Assets
Schedule 2.21   -    Trade Names and Other Intangibles
Schedule 2.22   -    Suppliers and Customers
Schedule 2.24   -    Employee Benefit Plans
Schedule 2.25   -    Insurance
Schedule 2.26   -    Officers, Directors and Key Employees
Schedule 2.29   -    Franchises and Licenses
Schedule 2.30   -    Transactions with Affiliated Parties
Schedule 2.31   -    Bank Accounts and Powers of Attorney

                            STOCK PURCHASE AGREEMENT


     STOCK PURCHASE AGREEMENT dated as of the 29th day of March, 1996, by and among FISHER BUSINESS SYSTEMS, INC., a Georgia corporation ("Buyer"), HALIS, L.L.C., a Georgia limited liability company ("Seller"), the owner of all the issued and outstanding shares of capital stock of HALIS SOFTWARE, INC., a Georgia corporation (the "Company"), and Paul W. Harrison and James E. Askew, the significant members of Seller (the "Principals").


                             W I T N E S S E T H:
                             - - - - - - - - - -


     WHEREAS, the Company is the surviving corporation of a merger effected on March 7, 1996, between ProHealth Solutions, Inc. ("PSI") and HALIS Software, Inc. ("HSI"), both Georgia corporations;

     WHEREAS, Seller owns all 1,000 shares of common stock, no par value, of the Company, being all of the issued and outstanding shares of the capital stock of the Company (the "Stock");

     WHEREAS, Seller desires to sell, and Buyer desires to purchase, the Stock pursuant to this Agreement;

     WHEREAS, it is the intention of the parties hereto that upon consummation of the purchase and sale of the Stock pursuant to this Agreement, Buyer shall own all of the issued and outstanding shares of capital stock of the Company; and

     WHEREAS, the Principals collectively are the direct or indirect owners of a controlling membership interest of the Seller and are entering into this Agreement as joint and several obligors with Seller to induce the Buyer to purchase the stock from Seller;

     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto covenant and agree as follows:

                                   ARTICLE I

                                 SALE OF STOCK
                                 -------------


      1.1   Sale of Stock.  Subject to the terms and conditions of this
            -------------
Agreement, and on the basis of the representations and warranties hereinafter set forth, at the Closing (as hereinafter defined), Seller agrees to sell, assign, transfer and deliver the Stock to Buyer, and Buyer agrees to purchase the Stock from Seller. The certificates representing the Stock shall be duly endorsed in blank, or accompanied by stock powers duly executed in blank by Seller, with all necessary transfer tax and other revenue stamps, acquired at the Seller's expense, affixed and canceled. Seller agrees at any time after Closing, without further compensation, to cure any deficiencies with respect to the endorsements of the certificates representing the Stock, or with respect to the stock power accompanying any such certificates, and to take any other actions necessary to fully and completely transfer ownership of the Stock to Buyer free and clear of all liens, encumbrances, equities, restrictions, claims and obligations.

      1.2   Purchase Price.  In full consideration for the purchase by Buyer of
            --------------
the Stock, Buyer shall pay to Seller 5,000,000 shares of the Buyer's Common Stock, $.01 par value, to be issued to Seller at Closing.

      1.3   Closing of Purchase and Sale.  The closing of the purchase and sale
            ----------------------------
provided for herein (the "Closing") shall take place at the offices of Smith, Gambrell & Russell, Suite 1800, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326, beginning at 10:00 A.M. on the first business day which is two (2) days after the date of Buyer's shareholders shall have ratified the transactions described herein, or at such other time and place as the parties shall mutually agree upon (the "Closing Date"), provided the conditions noted in Articles V, VI and VII have been satisfied or waived prior to such date.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------

     As an inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, and with the knowledge that Buyer shall rely thereon, the Seller and Principals, jointly and severally, represent and warrant to Buyer the following (both as of the Closing Date and as of the date hereof):

      2.1   Due Incorporation and Qualification.  The Company is a corporation
            -----------------------------------
duly organized, validly existing and in good standing under the laws of the State of Georgia, and has the corporate power and lawful authority to carry on its business as now being conducted, and to own or lease and operate its properties and assets as now owned, leased or operated by it. The Company is duly qualified or otherwise authorized as a foreign corporation to transact business and is in good standing in each jurisdiction set forth on Schedule 2.1 of the Disclosure Schedule, which are the only jurisdictions in which such qualification or authorization is required by law. Except as set forth on
Schedule 2.1 of the Disclosure Schedule, the Company does not file and is not required to file franchise, income or other tax returns in any other jurisdiction based upon the ownership or use of property therein or the conduct of business or derivation of income therefrom. The Company does not own or lease property or maintain any resident employee in any jurisdiction other than the jurisdictions set forth on Schedule 2.1 of the Disclosure Schedule.

      2.2   Outstanding Capital Stock.  The title, par value, number of
            -------------------------
authorized shares and number of issued and outstanding shares of each class of capital stock of the Company are set forth on Schedule 2.2 of the Disclosure Schedule. No other class of capital stock of the Company is authorized or outstanding. All of the issued and outstanding shares of the Stock are duly authorized and are validly issued, fully paid and non-assessable.

      2.3   Options or Other Rights.  There is no outstanding right,
            -----------------------
subscription, warrant, conversion right, call, unsatisfied preemptive right, commitment, option or other agreement or right of any kind pursuant to which any person or entity has the right or option to purchase or otherwise to receive from the Company or Seller any shares of the Stock or any shares of the capital stock or any other security of the Company and there is no outstanding security of any kind convertible into or redeemable or exchangeable for any shares of the capital stock or any other security of the Company. There is no shareholders' agreement, voting trust or similar agreement or arrangement to which the Company or Seller is a party which affects or restricts in any way the Seller's rights and obligations with respect to the Stock.

      2.4   Title To Stock.  The Seller beneficially and of record owns, and has
            --------------
full power and authority to convey free and clear of all liens, encumbrances, equities, restrictions, claims and obligations of every kind, all of the shares of Stock and, upon delivery of and payment for such Stock as herein provided, Buyer will acquire good and marketable title thereto, free and clear of all liens, encumbrances, equities, restrictions, claims and obligations of every kind.

      2.5   Subsidiaries and Investments.  The Company has no subsidiaries and
            ----------------------------
does not own, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in, or have any investment in, any other corporation, partnership, association, trust, joint venture or other entity.

      2.6   Articles of Incorporation and By-Laws.  Schedule 2.6 of the
            -------------------------------------
Disclosure Schedule contains true and complete copies of the Articles of Incorporation of the Company, including all amendments thereto (certified by the Secretary of State of its jurisdiction of incorporation), and By-laws of the Company, including all amendments thereto (certified by its corporate secretary), as in effect on the date hereof, and such By-Laws and Articles of Incorporation will not be amended, rescinded or otherwise modified between the date hereof and the Closing Date.

      2.7   Books and Records.  The corporate minute books, stock certificate
            -----------------
books, stock registers and other corporate records of the Company are true, correct and complete in all material respects, and the signatures appearing on all documents contained therein are the true signatures of the persons purporting to have signed the same. The corporate minute books of the Company contain true and complete records of all meetings, and consents in lieu of meetings, of the Board of Directors and Stockholders of the Company since its incorporation. All actions reflected in said books and records were duly and validly taken in compliance with the laws of the state of incorporation of the Company. None of the Company's records, systems, controls, data or information are recorded, stored, maintained or operated by, or otherwise are wholly or partly dependent upon or held by, any person or entity or media (including any electronic, mechanical or photographic process) which are not under the exclusive ownership and direct control of the Company including all means of access.

      2.8   Authority of Seller and the Company.  The Seller and each Principal
            -----------------------------------
has full power and legal capacity to execute and deliver this Agreement and the other agreements required to be executed and delivered by such Seller or such Principal hereunder (this Agreement and such other agreements being herein called the "Seller Documents") and to carry out the transactions contemplated hereby. The Seller Documents are valid and binding agreements of Seller and each Principal enforceable against Seller and such Principal in accordance with their respective terms. Except as described in Schedule 2.8 of the Disclosure Schedule, no consent, authorization or approval of, or declaration, filing or registration with, any governmental or regulatory authority, or any consent, authorization or approval of any other third party, is necessary in order to enable Seller or either Principal to enter into and perform such Seller's or Principal's obligations under the Seller Documents, and neither the execution and delivery of the Seller Documents nor the consummation of the transactions contemplated thereby will:

            (i) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the Articles of Incorporation or By-Laws of the Company or the Operating Agreement or other constitutional documents of Seller;

            (ii) conflict with, require any consent under, result in the violation of, constitute a breach of, or accelerate the performance required on the part of the Seller, either Principal or the Company by the terms of, any evidence of indebtedness or agreement to which the Company, the Seller or any Principal is a party, in each case with or without notice or lapse of time or both, including any mortgage or deed of trust or other agreement creating a lien, charge or encumbrance to which any property of the Company or the Stock is subject, or permit the termination of any such agreement by another person;

            (iii) result in the creation or imposition of any security interest, lien, charge or other encumbrance upon, or restriction on the use of, any property or assets of the Company or the Stock under any agreement or commitment to which the Company or Seller is bound;

            (iv) accelerate, or constitute an event entitling, or which would, on notice or lapse of time or both, entitle the holder of any indebtedness of the Company or the Seller to accelerate the maturity of any such indebtedness;

            (v) conflict with or result in the breach or violation of any writ, judgment, order, injunction, decree or award of any court or governmental body or agency or arbitration tribunal that is binding on the Company or the Seller;

            (vi) constitute a violation by the Company or the Seller of any statute, law or regulation of any jurisdiction; or

            (vii) violate or cause any revocation of or limitation on any Permit (as defined in Section 2.29 hereof).

      2.9   Financial Statements.  Seller and the Company have heretofore
            --------------------
furnished Buyer with (i) true and complete copies of the combined balance sheets and related statements of income and stockholders equity and statement of cash flow of PSI and HSI for the fiscal year ended on December 31, 1995, together with the accompanying notes thereto and the reports thereon, audited by the Company's certified public accountants, Habif, Arogeti and Wynne, P.C.; and (ii) unaudited balance sheets of the Company as of January 31, 1996 (the "Balance Sheet Date") and the related unaudited statements of income and retained earnings for the Company for the period then ended (hereinafter, the financial statements referred to in subsections (i) and (ii), together with the footnotes and supporting schedules thereto, are referred to as the "Financial Statements"). Copies of such Financial Statements have been attached as Schedule
2.9 of the Disclosure Schedule. Such

Financial Statements, including the footnotes thereto, have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated. The Financial Statements fairly present the financial condition of the Company at the dates thereof and, except as indicated therein, to the knowledge of Seller or the Principals reflect all claims against, and all debts and liabilities of, the Company, fixed or contingent, as at the dates thereof, and the related statements of income and shareholders equity and changes in cash flow, fairly present the results of the operations of the Company and the changes in its financial position for the periods indicated.

      2.10  No Undisclosed Liabilities.  Except as reflected and reserved
            --------------------------
against in the Financial Statements, to the knowledge of Seller or the Principals as of the Balance Sheet Date the Company did not have any liabilities or obliga tions (whether long term or current and whether accrued, absolute or contingent) and, except for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and disclosed to Buyer in writing as of the Closing Date, to the knowledge of Seller or the Principals the Company will not have any liabilities or obligations (whether long term or current and whether accrued, absolute or contingent) which, individually or in the aggregate, are material.

      2.11  Recent Developments.  Except as described on Schedule 2.11 annexed
            -------------------
hereto, since the Balance Sheet Date there has not been, and to the knowledge of Seller or the Principals no fact or condition exists, which might reasonably be expected to cause (i) any adverse change in the assets or liabilities, business, results of operations, condition (financial or otherwise) or prospects of the Company, other than immaterial changes in the ordinary course of business, (ii) any notice of termination of any material agreement given by a third party to the Company or any relinquishment by the Company of any rights of material value, or any material adverse change in the relations of the Company with its key employees, lessors, customers, suppliers, or others having business relations with the Company, (iii) any claim against the Company for, or any liability incurred by the Company in respect of, any damages or alleged damages for any actual or alleged negligence or other tort, breach of contract or violation of property rights in excess of $10,000, or (iv) any capital expenditure or commitment therefor by the Company in excess of $10,000, (v) any indebtedness incurred by the Company for borrowed money which would result in the Company being indebted at the Closing Date in an amount exceeding its indebtedness for borrowed money on the Balance Sheet Date or any commitment of the Company to borrow or lend money, (vi) any increase in the compensation paid or payable, to any of the Company's employees other than normal merit increases consistent with past Company practice which do not exceed 5% of the applicable employee's previous compensation, (vii) any change in the Company's accounting methods, principles, or practices, (viii) any change in the capital stock of the Company or any dividend paid or declared with respect to such capital stock, or
(ix) any other event or circumstance which has materially and adversely affected the business of the Company or the operation thereof.

      2.12  Litigation.  Except as described in Schedule 2.12 of the Disclosure
            ----------
Schedule, there is no action, suit, proceeding at law or in equity by any person or entity, or any arbitration, or any administrative or other proceeding by or before any governmental or other instrumentality or agency, pending, or, to the knowledge of Seller or the Principals, threatened, against or affecting the Company or any of its properties, assets or rights which could adversely affect the right or ability of the Company to carry on its business as now conducted, or which could adversely affect the condition, financial or otherwise, or properties of the Company, and neither the Seller nor the Principals know of any valid basis for any such action, proceeding or investigation. The Company is not subject to any judgment, order, award or decree entered in any lawsuit or proceeding which may have an adverse effect on any of its operations, business practices or on its ability to acquire any property or conduct business in any area.

      2.13  Taxes.  The Company has filed or caused to be filed, within the
            -----
times and in the manner prescribed by law, all federal, state, local, foreign and other income, estimated, import, sales, use, license, franchise, gross receipts, excise, real and personal property, employment and payroll-related, and other tax returns and tax reports ("Tax Returns") which are required to be filed by, or with respect to, the business and assets of the Company. Such Tax Returns are true, correct and complete, reflect accurately all liability for taxes of the Company for the periods covered thereby and all amounts shown as owing thereon or otherwise due from or payable by the Company have been fully paid or adequately disclosed and fully provided for by adequate reserves on the books and on the Financial Statements of the Company and as of the Closing Date all Tax Returns required to be filed by the Company prior to such date will have been filed and all amounts shown as owing thereon will have been paid or disclosed to Buyer in writing. Except as described in Schedule 2.13 of the Disclosure Schedule, there has been no prior examination of any Tax Return of the Company and no such examination or investigation is in progress, and the Company has no knowledge or any events or circumstances which could lead to an examination or investigation of any Tax Return. Except as described on Schedule 2.13, there are no outstanding agreements or waivers in effect with respect to any Tax Returns including any agreements or waivers extending the statutory period of limitation applicable to any Tax Return or permitting the deferral of the assessment or payment of any taxes now due to be paid or assessed to any future period.

      2.14  Title to Properties; Assets Complete.   The Company has good, valid
            ------------------------------------
and marketable title to all of its material properties and assets (tangible and intangible), including without limitation, all properties and assets shown on the Financial Statements as of the Balance Sheet Date and all properties and assets purchased or acquired by the Company since the Balance Sheet Date; in each case subject to no encumbrance, lien, charge or other restriction of any kind, except for (i) liens reflected on the Financial Statements (ii) liens for current taxes, assessments or governmental charges or levies on property not yet due or delinquent and (iii) liens described on Schedule 2.14 of the Disclosure Schedule (liens of the type described in (i), (ii) and (iii) above being sometimes described as "Permitted Liens"). Except for software licenses described in Schedule 2.16 of the Disclosure Schedule, or leases or real and personal property described in Schedules 2.16 and 2.18 of the Disclosure Schedule, the Company owns outright, and is in exclusive possession of, all assets, properties or rights currently used in the business of the Company.

      2.15  Compliance with Laws.  The Company is not in violation of any
            --------------------
applicable order, judgment, injunction, award or decree of any court or governmental or regulatory body or agency, or arbitration tribunal. Except as described on Schedule 2.15 of the Disclosure Schedule, the Company is not in violation of any federal, state, local or foreign law, ordinance, rule, directive, or regulation, or any other requirement of any governmental or regulatory body or agency, court or arbitrator applicable to the business of the Company. Without limiting the generality of the fore going, except as described on Schedule 2.15 of the Disclosure Schedule, (i) there is not pending, or to the knowledge of the Sellers or the Principals threatened, any notification of any governmental or regulatory body, agency or authority that the Company is not in compliance with applicable laws and regulations respecting employment and employment practices, occupational safety and health laws and regulations, and laws or regulations relating to the quality of the environment neither the Seller nor the Principals know of any basis therefor, and (ii) the Company has not received any such notification of past violations of such laws or regulations that can reasonably be expected to result in future claims against the Company, and neither the Sellers nor the Principals know of any basis therefor.

      2.16  Contracts and Other Agreements.  Schedule 2.16 of the Disclosure
            ------------------------------
Schedule contains a complete and accurate list of all of the following contracts and other agreements to which the Company is a party or by or to which it or its assets or properties are bound or subject or which are necessary for the Company to conduct its business as presently conducted:

(i) contracts and other agreements with any current or former officer, director, employee, consultant, agent or other representative or with any person or entity in which any of the foregoing has an interest, including any "Affiliate" or "Associate" of such person or entity, as such terms are defined in the Securities Act of 1933 and the rules and regulations published thereunder;

(ii) contracts and other agreements with any labor union or association representing any employee;

(iii) contracts and other agreements for the supply to any person of all or a portion of such person's requirements of any product or service sold by the Company;

(iv) contracts and other agreements for the sale of any of its assets or properties other than in the ordinary course of business or for the grant to any person of any preferential rights to purchase any of its assets or properties;

(v)     joint venture and partnership agreements;

(vi) contracts or other agreements under which the Company agrees to indemnify any party or to share tax liability of any party;

(vii) contracts or other agreements of guaranty or relating to matters of suretyship to which the Company is a party or by which its assets or properties are subject or bound,

(viii) contracts and other agreements calling for an aggregate price or fee, or payments in any one year, of more than $10,000 excluding purchase or sales orders entered into by the Company as a purchaser or a seller in the ordinary course of business;

(ix) contracts and other agreements that cannot be cancelled without liability, premium or penalty upon thirty (30) days' notice;

(x) contracts and other agreements with customers or suppliers for the sharing of fees, the rebating of charges or other similar arrangements;

(xi) contracts and other agreements containing obligations or liabilities of any kind to holders of the Company's securities as such (including, without limitation, an obligation to register any of such securities under any federal or state securities laws);

(xii) contracts and other agreements containing covenants of the Company not to compete in any line of business or with any person in any geographical area or covenants of any other person or entity not to compete with the Company in any line of business or in any geographical area;

(xiii) contracts and other agreements relating to the acquisition by the Company of any operating business or the capital stock of any other person, corporation or other entity;

(xiv) contracts or agreements relating to or affecting any trade name, trademark, service mark, patent rights, copyright, know-how, software or other intellectual property owned, licensed or used by the Company in the course of its business, including without limitation all contracts and agreements relating to the development and use of software;

(xv) contracts and other agreements requiring the payment to any person of a royalty, override or similar commission or fee;

(xvi) contracts and other agreements relating to the borrowing of money by the Company or subjecting any assets or properties of the Company to security interests, liens or other liabilities or obligations;

(xvii) any agreement, contract or commitment which might reasonably be expected to have a potential adverse impact on the business or operations of the Company;

(xviii) any contract or other agreement not made in the ordinary course of business; or

(xix) any other material contract or other agreement whether or not made in the ordinary course of business.

There have been delivered or made available to the Buyer true and complete copies of all of the written contracts and other agreements described on
Schedule 2.16. All of such contracts and other agreements are valid and binding upon the Company in accordance with their terms, and the Company has performed in all respects all contractual obligations required to be performed by it to date and is not in default under any such contracts and has not taken any action which constitutes or with notice or lapse of time or both would constitute a default under such contracts. To the knowledge of the Seller, and the Principals, no other party to any such contract is in default in the performance of its obligations thereunder or has taken any action which constitutes, or with notice or lapse of time or both would constitute, a breach or anticipatory breach thereof. Except as separately identified on Schedule 2.16, no approval or consent of any person is needed in order that the contracts and other agreements set forth on Schedule 2.16 or on any other Schedule continue in full force and effect following the consummation of the transactions contemplated by this Agreement. As used in this Agreement, the term "contract" or

"agreement" includes any written or oral agreement, commitment, understanding or arrangement to which the Company is a party with respect to the business of the Company or by which the Company's assets are bound.

      2.17  Software.  Schedule 2.17 of the Disclosure Schedule contains a
            --------
complete list of all computer software which is material to the Company's business and which has been designed specifically for use by the Company or as to which the Company claims any proprietary rights (the "Software"). Schedule
2.17 lists all employees and independent contractors who participated materially in the creation or material modification of the Software. Except as described in Schedule 2.17, the Company is the exclusive owner of all patents, copyrights, trademarks, intellectual property rights, trade secrets and other proprietary information, processes, and formulae used in connection with the Software. All work performed by employees, independent contractors or others in connection with the Software on behalf of the Company has been either (i) pursuant to a "work-for-hire" arrangement or agreement with the Company in accordance with applicable state and federal law, that has accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property arising thereby or (ii) subject to an executed instrument of assignment in favor of the Company that has conveyed to the Company full, effective and exclusive ownership of all tangible and intangible property arising in connection with the work performed. Except as described in Schedule 2.17, the Company has exclusive ownership, possession and control of all source codes, system documentation, statements of principles of operation, and schematics for all the Software that may be necessary to render such materials understandable and usable by a trained computer programmer. Except as described in Schedule 2.17, the Company has taken adequate measures consistent with industry practice to safeguard the confidentiality of any confidential information or trade secrets relating to the Software.

      2.18  Leases.  Schedule 2.18 of the Disclosure Schedule contains a
            ------
complete and accurate list of any real property lease binding the Company or to which the Company is a party. Each such lease is in full force and effect, and the Company has fully performed in all material respects all obligations on its part to be performed to date under said leases. The Company is current with respect to the payment of all rents and other charges due thereunder and its use and occupancy of the premises which are the subject matter of such leases does not violate any of the terms of such leases, is in conformity with all applicable building, zoning, health, fire, safety and other laws, ordinances, codes and regulations and is not violative of the conditions of any of the Company's policies of insurance. All of the buildings, structures and appurtenances situated on such leased premises are, and as of the Closing Date, will be, in good operating condition and state of maintenance and repair and will be adequate and suitable for the purposes for which they are presently being or are intended to be used, and the Company has adequate rights of ingress and egress and utility services for the operation of the Company's business in the ordinary course. No lessor or landlord under any lease is in default in the performance of its obligations thereunder and the Company has not received notice from any such lessor or landlord of its intention to exercise any option thereunder which would adversely affect or terminate the Company's use or occupancy of the demised premises under such lease. Except as specifically disclosed in Schedule 2.18, all of the leases permit the consummation of the transactions contemplated hereby without modification of the terms thereof and without the consent of the applicable lessor or landlord. The Company does not own any real property and has never owned any real property.

      2.19  Accounts and Notes Receivable.  All accounts and notes receivable
            -----------------------------
reflected on the Financial Statements, and all accounts and notes receivable arising subsequent to the Balance Sheet Date, have arisen in the ordinary course of business of the Company, represent valid obligations due to the Company. To the knowledge of Seller and Principals, none of such notes and accounts receivable or other debts is or will at the Closing Date be subject to any counterclaim or set-off, or is or at the Closing will be subject to any lien, claim, encumbrance, charge or restriction whatsoever. There has been no material change since the Balance Sheet Date in the amount of accounts receivable or other debts due the Company or the reserves for bad debts relating thereto from that reflected in the Financial Statements.

      2.20  Fixed Assets.  Schedule 2.20 of the Disclosure Schedule contains a
            ------------
complete and accurate list of all machinery, equipment, tools, furniture, leasehold improvements, trade fixtures, vehicles, structures, or any related capitalized items and other tangible property material to the operation of the business of the Company (the "Fixed Assets") and all such Fixed Assets are reflected in the Financial Statements (except any such tangible property acquired since the Balance Sheet Date by the Company). Since the Balance Sheet Date the Company has not disposed of any Fixed Assets except in the ordinary course of the Company's business. The Fixed Assets are in good operating condition and repair, subject to normal wear and tear from normal use thereof, and the Company has not received notice that any of the Fixed Assets or the

Company's use thereof is in violation of any existing law or any building, zoning, health, fire, safety or other ordinance, code or regulation.

      2.21  Trade Name and Other Intangibles.  Schedule 2.21 of the Disclosure
            --------------------------------
Schedule contains a complete and accurate list of all patents, patent rights, licenses, methodologies, know-how, trademarks, trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights or similar rights ("Intellectual Property") which are either (i) wholly or partly owned or licensed by the Company, or (ii) used in the conduct of the business of the Company. Except as described on Schedule 2.21 of the Disclosure Schedule, no person or entity, other than the Company, has any rights under or in respect of, and to the knowledge of the Sellers and the Company, no person is infringing or otherwise acting adversely with respect to, the Company's rights under or in respect of the Intellectual Property, and the Company is the exclusive owner of such rights and there is no claim for damages or any proceeding pending or to the knowledge of Seller or the Principals threatened, with respect thereto. The Company is not infringing or otherwise acting adversely to the right of any person under or in respect to Intellectual Property, and there is no claim for damages or any proceeding pending, or to the knowledge of Seller or the Principals threatened, with respect thereto.

      2.22  Suppliers and Customers.  Schedule 2.22 of the Disclosure Schedule
            -----------------------
contains a complete and accurate list of (i) any licensor or supplier from whom the Company purchased or to which the Company paid $15,000 or more during the last fiscal year of the Company and the amount paid by the Company to such suppliers, and (ii) any customer or client which purchased during the last fiscal year of the Company $10,000 or more in services from the Company. The Company enjoys good relations with all customers listed on Schedule 2.22, and no customer listed on Schedule 2.22 has notified the Company or the Sellers of such customer's intention to terminate or materially reduce use of the Company's services, and neither the Seller or principals have any reason to believe any such customer is likely to terminate the services of the Company on account of the transactions contemplated hereunder.

      2.23  Labor Relations; Employees.  Other than amounts which have not yet
            --------------------------
become payable in accordance with the Company's customary practices, which will be paid in a timely manner, (a) the Company has paid in full to its full and part-time employees all wages, salaries, commissions, bonuses and other direct compensation for all services performed by them to date, and (b) the Company has paid, or will pay in a timely manner, all severance pay, if any, and benefits, FICA, withholding taxes and vacation pay, if any, for all of its employees and is not subject to any claim for non-payment or non-performance of any of the foregoing. The Company is in compliance with all federal, state and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. The Company has not improperly characterized as an independent contractor or consultant, any individual who should have been treated as an employee of the Company for tax withholding or any other purpose. There is no unfair labor practice complaint against the Company pending before the National Labor Relations Board or any comparable state or local agency. There is no labor strike, dispute, slowdown or stoppage pending, or to the knowledge of the Seller or the Principals, threatened, against or involving the Company. No grievance which might have an adverse effect on the Company or the conduct of its business or proceeding alleging discriminatory practices or sexual harassment is pending and no claim therefor has been asserted. No collective bargaining representative is certified to represent any group of employees of the Company under the Labor-Management Relations Act of 1947; no petition for election of a collective bargaining representative for all or any portion of the business of the Company is pending or in respect of any other group of employees; neither the Seller nor the Principals are aware of any organizational effort or campaign by any labor union that affects or might affect employment of any employee of the Company; and the Company is not a party to any collective bargaining agreement with respect to any of its employees.

      2.24  Employee Benefit Plans.  Except as described on Schedule 2.24 of the
            ----------------------
Disclosure Schedule, the Company is neither a party to, nor makes or is required to make employer contributions to, nor has any current or future obligation or liability with respect to, any pension, profit sharing, retirement, deferred compensation, bonus, stock purchase, severance, hospitalization, medical insurance, life insurance, vacation policy or other employee benefit plan or program providing benefits for its current or former employees, other than salaries or cash wages for straight time, overtime or shift differential (a "Plan"). Except as described on Schedule 2.24, the Company has complied with all of its obligations under each Plan and, to the knowledge of the Seller and the Principals, all other parties have complied with all of their respective obligations under each Plan. The Company has made or provided for all payments due under or with respect to each Plan up to and including the Closing Date, and all amounts properly accrued up to and including the Closing Date as liabilities of the Company under each Plan have been recorded on the books of the Company. Except as described on
Schedule 2.24, no Plan is a "multiemployer plan" (within the meaning of section 3(37) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) and except as so set forth, the Company has not made, or has been required to make, any contributions to any "multiemployer plan" within the last five (5) years. Except as described on Schedule 2.24, no Plan listed on Schedule
2.24 (other than any "multiemployer plan") is subject to Title IV of ERISA.

     Each Plan listed on Schedule 2.24 has received a determination letter from the Internal Revenue Service to the effect that it qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that each trust established under such Plan is exempt from taxation under section 501(a) of the Code, and nothing has occurred which would cause the loss of such qualifications or exemptions. No "reportable event" (within the meaning of section 4043(b) of ERISA) has occurred with respect to any pension plan that is subject to Title IV of ERISA maintained by any trade or business (whether or not incorporated) that is under common control with the Company, within the meaning of section 414(c) of the Code and the regulations thereunder (hereinafter any such plan shall be referred to as an "Affiliate Plan" and any such trade or business shall be referred to as an "ERISA Affiliate"), and no "reportable event" will occur with respect to any Plan or Affiliate Plan as a result of any transaction contemplated by this Agreement.

     The Company would not be subject to any withdrawal liability with respect to any "multiemployer plan" listed on Schedule 2.24 if the Company were to withdraw from any such plan as of the date hereof. Except as described on
Schedule 2.24, the Company has satisfied all material reporting and disclosure requirements and all other requirements applicable to it under the Code or ERISA, and the Department of Labor and the Internal Revenue Service regulations promulgated thereunder, with respect to the Plans. Neither the Company, nor, to the knowledge of the Company, Seller and the Principals, any other "party in interest" or "disqualified person" (within the meaning of section 3(14) of ERISA or section 4975(e)(2) of the Code, respectively) with respect to any Plan has engaged in any "prohibited transaction" (within the meaning of section 406 of ERISA or section 4975 of the Code) which could subject any Plan, the Buyer, the Company or any trustee, administrator or other fiduciary of any Plan, to any penalty or excise tax imposed on prohibited transactions by section 502(i) of ERISA or section 4975 of the Code. There are no material actions, suits or claims pending (other than routine claims for benefits) or, except as described on Schedule 2.24, to the knowledge of the Seller or the Principals, threatened, against any Plan or against the assets of any Plan. No Plan which is subject to
Part III of Subtitle B of Title I of ERISA or section 412 of the Code has incurred any "accumulated funding deficiency" (as defined in ERISA), whether or not waived. Except as described on Schedule 2.24, no Plan or Affiliate Plan that is or was subject to Title IV of ERISA has been terminated and, to the knowledge of the Seller and the Principals, no proceeding has been initiated to terminate any such Plan or Affiliate Plan. None of the Company, any ERISA Affiliates, or the Seller have incurred, nor reasonably expects to incur as a result of any event occurring on or prior to the Closing Date, any liability to the Pension Benefit Guaranty Corporation (except for required premium payments, none of which payments are overdue) or any withdrawal liability under Title IV of ERISA.

     With respect to each Plan that is an "employee benefit plan," within the meaning of Section 3(3) of ERISA, true and complete copies of (i) the documents embodying the Plan, any related trust and all amendments thereto, (ii) the summary plan description and all modifications thereto, (iii) the last filed Annual Report (Form 5500 Series) and Schedules A and B thereto, (iv) the most recent Internal Revenue Service determination letter, if applicable, (v) the most recent actuarial valuation report, if any, and (vi) the most recent annual and periodic financial statements, have been delivered or made available to the Buyer and are correct in all material respects.

      2.25  Insurance.  Schedule 2.25 of the Disclosure Schedule contains a list
            ---------
and brief description (specifying the insurer, the policy number or covering note number with respect to binders and the amount of any deductible, describing each pending claim thereunder of more than $10,000, setting forth the aggregate amounts paid out under each such policy through the date hereof and the aggregate limit, if any, of the insurer's liability thereunder) of all policies or binders of fire, liability, product liability, workmen's compensation, vehicular, unemployment and other insurance held by or on behalf of the Company. Such policies and binders are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner reasonably determined by the Company to be appropriate and sufficient and are adequate to protect the Company and its assets and properties. The Company has paid all premiums due thereon and is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Except for claims described on Schedule 2.25, there are no outstanding unpaid claims under any such policy or binder. The Company has received no notice of cancellation or non-renewal of any such policy or binder. None of the policies listed on Schedule 2.25 provides that premiums paid in respect of the periods prior to the Closing Date may be adjusted or recomputed based on claims-paying experience of such policies or otherwise. The Company has received no notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage listed on Schedule 2.25 will not be available in the future on the same terms as now in effect.

      2.26  Environmental Matters.
            ---------------------

            (a) Except as described in Schedule 2.26 of the Disclosure Schedule,
(i) the Company has never generated, transported, used, stored, treated, disposed of, or managed any Hazardous Waste (as defined below); (ii) to the knowledge of Seller and Principals, no Hazardous Material (as defined below) has ever been or is threatened to be spilled, released, or disposed of at any site presently or formerly owned, operated, leased or used by the Company, or has ever come to be located in the soil or groundwater at any such site; (iii) no Hazardous Material has ever been transported by or at the direction of the Company from any site presently or formerly owned, operated, leased, or used by the Company for treatment, storage, or disposal at any other place; to the knowledge of Seller and Principals, the Company does not presently own, operate, lease, or use, nor has it previously owned, operated, leased, or used any site on which underground storage tanks are or were located; and (iv) to the knowledge of Seller and Principals, no lien has ever been imposed by any governmental agency on any property, facility, machinery, or equipment owned, operated, leased, or used by the Company in connection with the presence of any Hazardous Material.

            (b) The Company has no liability under, nor has it ever violated, any Environmental Law (as defined below); to the knowledge of Seller and the Principals, the Company, any property owned, operated, leased, or used by the Company, and any facilities and operations thereon are presently in compliance with all applicable Environmental Laws; the Company has never entered into or has been subject to any judgment, consent decree, compliance order, or administrative order with respect to any environmental or health and safety matter or received any request for information, notice, demand letter, administrative inquiry, or formal or informal complaint or claim with respect to any environmental or health and safety matter or the enforcement of any Environmental Law; and nether the Seller nor the Principals has knowledge or reason to know that any of the items enumerated in the immediately preceding clause of this paragraph will be forthcoming.

            (c) Except as described in Schedule 2.26, to the knowledge of Seller and Principals, no site currently owned, operated, leased, or used by the Company contains any asbestos or asbestos-containing material, any polychlorinated biphenyls (PCBs) or equipment containing PCBs, any underground storage tanks, or any urea formaldehyde foam insulation.

            (d) The Company has provided to Buyer copies of all documents, records, and information available to the Company concerning any environmental or health and safety matter relevant to the Company, whether generated by the Company or others, including, without limitation, environmental audits, environmental risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials, spill control plans, and reports, correspondence, permits, licenses, approvals, consents, and other authorizations related to environmental or health and safety matters issued by any governmental agency.

            (e) For purposes of this Agreement, (i) "Hazardous Material" shall mean and include any hazardous waste, hazardous material, hazardous substance, petroleum product, oil, toxic substance, pollutant, contaminant, or other substance which may pose a threat to the environment or to human health or safety, as defined or regulated under any Environmental Law; (ii) "Hazardous Waste" shall mean and include any hazardous waste as defined or regulated under any Environmental Law; (iii) "Environmental Law" shall mean any environmental or health and safety-related law, regulation, rule, ordinance, or by-law at the foreign, federal, state, or local level, whether existing as of the date hereof, previously enforced, or subsequently enacted, and (iv) "the Company" shall mean and include the Company and all other entities for whose conduct the Company is or may be held responsible under any Environmental Law.

      2.27  Officers, Directors and Key Employees.  Schedule 2.27 of the
            -------------------------------------
Disclosure Schedule describes the name and total annual compensation (and benefit costs) from the Company of each officer and director of the Company and of each other employee, consultant, agent or other representative of the Company whose current annual rate of compen sation exceeds $25,000. The Company has not made a commitment or agreement to increase the compensation or to modify the conditions or terms of employment of any such person. None of such persons has communicated to the Company or to any of its officers or directors that such person intends to cancel or otherwise terminate such person's relationship with the Company as a result of the consummation of the transactions contemplated hereby.

      2.28  Restrictive Documents.  Neither the Company nor the Seller is
            ---------------------
subject to, or a party to, any charter, by-law, mortgage, lien, lease, license, permit, agreement, contract, instrument, law, rule, ordinance, regulation, order, judgment or decree, or any other restriction of any kind, which adversely affects the business practices, operations or condition of the Company or any of its assets or property, or which would prevent consummation of the transactions contemplated by this Agreement, compliance by the Seller with the terms, conditions and provisions hereof, or the continued operation of the Company's business after the date hereof or the Closing Date on substantially the same basis as heretofore operated or which would restrict the ability of the Company to acquire any property or conduct business in any area.

      2.29  Franchises and Licenses.  The Company possesses all franchises,
            -----------------------
concessions, permits, licenses, orders, and other governmental authorizations and approvals ("Permits") required to permit the Company to carry on its business as it is presently being conducted. All such Permits described on
Schedule 2.29 of the Disclosure Schedule, are in the name of the Company and are in full force and effect, and no modification, termination, suspension or cancellation of any of them is threatened. Except as described in Schedule 2.29 all such Permits permit the consummation of the transactions contemplated hereby without modification thereof and without the consent of the issuing authority.

      2.30  Transactions with Affiliated Parties.  Except as described on
            ------------------------------------
Schedule 2.30 of the Disclosure Schedule no Affiliate of the Company or any Seller or Principal (i) has any ownership interest, directly or indirectly, in any competitor, supplier or customer of the Company, (ii) has any outstanding loan to or receivable in either event to or from the Company, or (iii) is a party to or has any interest in any contract or agreement with the Company.

      2.31  Bank Accounts and Powers of Attorney.  Schedule 2.31 of the
            ------------------------------------
Disclosure Schedule contains an accurate and complete list showing (i) the name and address of each bank in which the Company has an account or safe deposit box, the number of any such account or any such box and the names of all persons authorized to draw thereon or to have access thereto, and (ii) the names of all persons, if any, holding powers of attorney from the Company and a summary statement of the terms thereof.

      2.32  Absence of Changes.  Since the Balance Sheet Date, except as
            ------------------
expressly contemplated hereby or disclosed in Schedule 2.32 of the Disclosure Schedule, the Company has not (i) incurred any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except in the ordinary course of business, (ii) permitted any of its assets to be subjected to any mortgage, pledge, lien, security interest, encumbrance, restriction or charge of any kind, (iii) sold, transferred or otherwise disposed of any assets except product inventory sold in the ordinary course of business, (iv) made any capital expenditure or commitment therefor, (v) declared or paid any dividend or made any distribution on any shares of its capital stock, or redeemed, purchased or otherwise acquired any shares of its capital stock or granted or cancelled any option, warrant or other right to purchase or acquire any such shares, (vi) made any bonus or profit sharing distribution or similar payment of any kind,
(vii) increased its indebtedness for borrowed money, or made any loan to any person, (viii) except in the ordinary course of business, consistent with past practices of the Company, made or permitted any amendment or termination of any contract, agreement or license to which the Company is a party or by which it or any of its assets and properties are subject or bound, (ix) entered into any agreement or arrangement granting any preferential rights to purchase any of the Company's assets or properties or requiring the consent of any party to the transfer and assignment of any of the Company's assets or properties, (x) written off as uncollectible any notes or accounts receivable, except write-offs in the ordinary course of business charged to applicable reserves, none of which individually or in the aggregate is material to the Company, (xi) granted any increase in the rate of wages, salaries, bonuses or other remuneration of any executive employee or other employees, except in the ordinary course of business, (xii) cancelled or waived any claims or rights of substantial value,
(xiii) made any change in any method of accounting or auditing practice, (xiv) otherwise conducted its business or entered into any transaction, except in the usual and ordinary manner and in the ordinary course of its business, or (xv) agreed, whether or not in writing, to do any of the foregoing.

      2.33  Disclosure.  Neither this Agreement, nor any Schedule, Exhibit or
            ----------
certificate delivered in accordance with the terms hereof by or on behalf of the Seller or the Principals, or by any of the Company's directors or officers, in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit any statement of a material fact necessary in order to make the statements contained herein or therein not misleading. There is no fact known to the Seller or the Principals which materially and adversely affects the business, prospects (financial or otherwise) or financial condition of the Company or its respective properties or assets, which has not been set forth in this Agreement or in the Schedules or Exhibits or certificates furnished in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, Seller and Principals may update the Disclosure Schedule prior to Closing in accordance with Section 4.2 hereof.

      2.34  Broker's or Finder's Fees.  No agent, broker, person or firm acting
            -------------------------
on behalf of Sellers or the Company is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

      2.35  Copies of Documents.  The Seller and/or the Principals have caused
            -------------------
to be made available for inspection and copying by Buyer and its advisors, true, complete and correct copies of all documents referred to in this Article or in any Schedule furnished by the Seller to the Buyer.

                                 ARTICLE III

                            REPRESENTATIONS OF BUYER
                            ------------------------

      3.1   Incorporation and Qualification.  Buyer is a corporation duly
            -------------------------------
organized, validly existing and in good standing under the laws of the State of Georgia, and has the corporate power and lawful authority to carry on its business as now being conducted, and to own, lease and operate its properties and assets as now owned, leased or operated by it.

      3.2   Articles of Incorporation and By-Laws. Schedule 3.2 of the
            -------------------------------------
Disclosure Schedule contains true and complete copies of the Articles of Incorporation of the Buyer, including all amendments thereto (certified by the Secretary of State of its jurisdiction of incorporation), and By-Laws of the Company, including all amendments thereto (certified by its corporate Secretary), as in effect on the date hereof and such By-Laws and Articles of Incorporation will not be amended, rescinded or otherwise modified between the date hereof and the Closing Date.

      3.3   Authority of Buyer.  Buyer has full power and legal capacity to
            ------------------
execute and deliver this Agreement and the other agreements required to be executed and delivered by Buyer hereunder (this Agreement and such other agreements being herein called the "Buyer Documents") and to carry out the transactions contemplated hereby. The execution, delivery and performance of the Buyer Documents by Buyer have been duly authorized by all necessary action on the part of Buyer. The Buyer Documents are valid and binding agreements of Buyer enforceable against Buyer in accordance with their respective terms. Except as set forth in Schedule 3.3 of the Disclosure Schedule, no consent, authorization or approval of, or declaration, filing or registration with, any governmental or regulatory authority, or any consent, authorization or approval of any third party, is necessary in order to enable Buyer to enter into and perform Buyer's obligations under the Buyer Documents, and not at the execution and delivery of the Buyer Documents nor the consummation of the transactions contemplated thereby will:

          (a) conflict with, require any consent under, result in the violation of, or constitute a breach of any provision of the Articles of Incorporation or By-Laws of the Buyer;

          (b) conflict with, require any consent under, result in the violation of, constitute a breach of, or accelerate the performance required on the part of Buyer by the terms of, any evidence of indebtedness or agreement to which the Buyer is a party, in each case with or without notice for lapse of time or both, including any mortgage or deed of trust or other agreement creating a lien, charge or encumbrance to which any property of the Buyer is subject, or permit the termination of any such agreement by another person;

          (c) result in the creation of imposition of any security interest, lien, charge or other encumbrance upon, or restriction on the use of, any property or assets of the Buyer under any agreement or commitment to which the Buyer is bound;

          (d) accelerate, constitute an event entitling, or which would, on notice or lapse of time or both, entitle the holder of any indebtedness of the Buyer to accelerate the maturity of such indebtedness;

          (e) conflict with or result in the breach of or violation of any writ, judgment, order, injunction, decree or award of any court of governmental body or agency or arbitration tribunal that is binding on the Buyer;

          (f) constitute a violation by the Buyer of any statute, law, or regulation of any jurisdiction.

      3.4 Securities Compliance.
          ---------------------

          (a) Buyer is acquiring the Stock solely for Buyer's own account for investment purposes and not with a view to or an interest in participating, directly or indirectly, in the resale thereof. Buyer's principal place of business is located in the State of Georgia. Buyer acknowledges that all Stock acquired by Buyer will be sold to Buyer without registration and reliance upon certain exemptions under the federal Securities Act of 1933 as amended, in reliance upon certain exemptions from registration requirements and under applicable state securities laws. Buyer will make no transfer or assignment of any of the stock except in compliance with the Securities Act of 1933, as amended, and any other applicable securities laws, or pursuant to applicable exemptions from the aforementioned laws.

          (b) Neither the Seller nor any person acting on its behalf has offered the Stock to Buyer by means of general or public solicitation or general or public advertising, such as newspaper or magazine advertisements, by broadcast media, or at any seminar or meeting whose attendees were solicited by such means.

          (c) Buyer consents, agrees and acknowledges that the certificate or certificates representing the Stock will be inscribed with the following legend, or another legend to the same effect, and agrees to the restrictions set forth therein:

          The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the securities laws of any other jurisdiction, in reliance upon exemptions from the registration requirements of such laws. The shares represented by this certificate may not be sold or otherwise transferred, nor will any assignee or endorsee hereof be recognized as an owner of the shares by the issuer unless: (i) a registration statement of the Securities Act of 1933 and other applicable securities laws with respect to the shares and the transfer shall then be in effect; or (ii) in the opinion of counsel satisfactory to the issuer, the shares are transferred in a transaction which is exempt from the registration requirements of such laws.

      3.5 Pending Actions.  There are no actions, suits, claims or proceedings
          ---------------
pending, or to the knowledge of Buyer, threatened against Buyer or any of its subsidiary companies at law or in equity or by any governmental agency or instrumentality, domestic or foreign, which materially adversely affect or are likely to materially adversely affect, (a) Buyer's financial condition, or (b) Buyer's right or ability to carry on its business substantially as now conducted, considering such condition in business as being the condition in business of Buyer and its subsidiary companies taken as a whole.

      3.6 Capital Stock.  The authorized capital stock of Buyer consists of
          -------------
10,000,000 shares of common stock, $.01 par value per share (the "Common Stock"), and 5,000,000 shares of preferred stock, $.01 par value. Prior to Closing, Buyer shall have sufficient authorized and unissued common shares to fulfill its obligations to pay the purchase price described in Section 1.2. As of the date of this Agreement, 7,361,676 shares of common stock are outstanding and no shares of preferred stock of the Buyer are outstanding. All the outstanding shares of the common and preferred stock have been duly and validly authorized and issued and are fully paid and non-assessable. Except for options described on Schedule 3.6 of the Disclosure Schedule, as described in Schedule 3.6, there are no outstanding subscriptions, contracts, conversion privileges, options, warrants, calls or other rights obligating Buyer to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire any shares of capital stock of Buyer, other than in connection with this Agreement. The shares of common stock to be issued in connection with this Agreement, will, upon such issuance and delivery to the recipients designated under the terms of this Agreement, be duly authorized, validly issued, fully paid and non-assessable, and free of any preemptive rights.

      3.7 Absence of Changes.  Except as set forth on Schedule 3.7 of the
          ------------------
Disclosure Schedule, and except as otherwise set forth in the Buyer's Proxy Statement, 10-K and 10-Q's (each as defined in Section 11.4 hereof) (collectively, the "SEC Documents") since October 31, 1995 there has not been
(i) any material change in the financial condition, assets, liabilities, business or prospects of the Buyer, (ii) any material damage, destruction, or loss, not fully covered by insurance, affecting the properties or business of the Buyer, or (iii) any other event or condition that, individually or in the aggregate, has been materially adverse in relation to the financial condition, business or prospects of the Buyer.

      3.8 Accuracy of SEC Documents.  The financial statements and schedules of
          -------------------------
Buyer contained in the SEC Documents (or incorporated therein by reference) were prepared in accordance with generally accepted accounting principles, consistently applied, except as noted therein and, except as set forth in
Schedule 3.8 of the Disclosure Schedule, fairly present the information purported to be shown therein. Each such proxy statement or report did not, on the date of its mailing (in the case of the Proxy Statement) or the date of its filing with the SEC (in the case of the 10-K and 10-Q's) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Buyer has filed all reports with the SEC required to be so filed by it since February 1, 1995, and such reports to not contain any material misstatement or omit to disclose any material fact relating to Buyer during the relevant reporting periods.

      3.9 Broker's or Finder's Fees.  No agent, broker, person or firm acting on
          -------------------------
behalf of Buyer is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

                                 ARTICLE IV

                 COVENANTS TO BE PERFORMED PRIOR TO THE CLOSING
                 ----------------------------------------------

      The parties hereto covenant and agree that between the date hereof and the Closing Date:

      4.1 Operation in Ordinary Course.  From the date hereof to the Closing
          ----------------------------
Date, Seller and Principals shall cause the Company to, and the Company shall,
(i) conduct its business only in the ordinary course and in substantially the same manner as conducted at the date hereof, (ii) use its reasonable best efforts to preserve its business organization intact and to retain the services of its present officers, key employees, purchasing and sales personnel and representatives, (iii) use its reasonable best efforts to preserve favorable relations with its employees, customers, suppliers and others having business relations with it, (iv) use its reasonable best efforts to comply with all laws, ordinances and regulations applicable to it in the conduct of its business, (v) not enter into, amend in any material respect or terminate any lease, contract or agreement, and (vi) conduct its business in such a manner that the representations and warranties contained in Article shall continue to be true and correct on and as of the Closing Date as if made on and as of the Closing Date.

      4.2 Notice of Events.
          ----------------

          (a) The Seller shall promptly notify the Buyer of (i) any event, condition or circumstance occurring from the date hereof through the Closing Date that would constitute a violation or breach of this Agreement, (ii) any event, occurrence, transaction or other item which would have been required to have been disclosed on any Schedule or statement delivered hereunder, had such event, occurrence, transaction or item existed on the date hereof, other than items arising in the ordinary course of business which would not render any representation or warranty of the Seller misleading, and (iii) any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against Seller or against the Company or any officer, director, employee, consultant, agent or shareholder with respect to the affairs of the Company.

          (b) If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.2(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Seller or the Principals shall promptly deliver to Buyer an update to the Disclosure Schedule specifying such change. Upon receipt of any such updated Disclosure Schedule from the Seller or Principals, Buyer shall have the right to terminate this Agreement in accordance with Section 9.1(d) by giving notice in accordance with Section 12.8 within 7 days following delivery of such updated Disclosure Schedule to Buyer. If Buyer fails to give such notice within such 7 day period, the Disclosure Schedule shall be deemed amended to include the updated information for all purposes hereunder. The parties acknowledge that as of the date of this Agreement, the Seller and Principals have not yet delivered a complete Disclosure Schedule. The Seller and Principals agree to deliver a completed final Disclosure Schedule (subject to updates as provided above) within 10 days following the date of this Agreement. Buyer shall have a 7-day option to terminate following delivery of such completed final Disclosure Schedule in the same manner as with an updated Disclosure Schedule as described above.

      4.3 Exclusive Dealing.  During the period from the date of this Agreement
          -----------------
to the Closing Date, neither Seller nor the Principals shall not take, and Seller and the Principals shall cause the Company to refrain from taking, any action to directly or indirectly encourage, initiate or engage in discussions or negotiations with, or provide any information to, any corporation, partnership, person, or other entity or group, other than Buyer, concerning the merger of the Company with any other entity, the purchase and sale of the assets and properties of the Company, the purchase and sale of the Stock, or any transaction similar to the foregoing involving either the Company or Seller.

      4.4 Examinations and Investigations.  Prior to the Closing Date, Buyer
          -------------------------------
shall be entitled, through its employees and representatives, including, without limitation, its counsel, Smith, Gambrell & Russell, and Buyer's accountants, to make such investigation of the assets, properties, business and operations of the Company, and such examination of the books, records and financial condition of the Company as Buyer wishes. Any such investigation and examination shall be conducted at reasonable times and under reasonable circumstances and Seller and the Principals shall cause the Company to, cooperate fully therein. No investigation by Buyer shall diminish or obviate any of the representations, warranties, covenants or agreements of Seller and the Principals under this Agreement, or Buyer's rights under Article VIII of this Agreement. In order that Buyer may have full opportunity to make such business, accounting and legal review, examination or investigation as it may wish of the business and affairs of the Company, Seller and the Principals shall furnish, and shall cause the Company to furnish, the representatives of Buyer during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives in connection with such review and examination. If this Agreement terminates, Buyer, its employees and representatives shall keep confidential and shall not use in any manner any information or documents obtained from the Company concerning its assets, properties, business and operations, unless readily ascertainable from public or published information, or trade sources, or subsequently developed by Buyer independent of any investigation of the Company, or received from a third party not under an obligation to the Company or Seller to keep such information confidential. If this Agreement terminates, any documents obtained from Seller or the Company shall be returned and the confidentiality obligations herein shall survive for so long as such information remains confidential.

      4.5 Affiliate Indebtedness Owed to the Company.  At or prior to the
          ------------------------------------------
Closing, the Seller and the Principals shall, and shall cause each Affiliate of the Seller and the Principals to, pay to the Company any amounts owed by such person to the Company and any amounts owed by Seller or the Principals or any such Affiliate to any other person if such indebtedness is guaranteed by, or secured by any of the assets or properties of, the Company.

      4.6 Affiliate Indebtedness Owed by the Company.  Except as set forth in
          ------------------------------------------
Schedule 4.6 of the Disclosure Schedule, any and all indebtedness of the Company to Seller or the Principals, and any Affiliate of the Seller or the Principals and any director, officer or employee of any of the foregoing (including all intercompany accounts) shall be repaid or contributed to the capital of the Company as of the Closing Date.

                                 ARTICLE V

            CONDITIONS PRECEDENT TO THE OBLIGATION OF BUYER TO CLOSE
            --------------------------------------------------------

      The obligation of the Buyer to enter into and complete the Closing is subject, at Buyer's option, to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by Buyer only in writing:

      5.1 Representations and Covenants.  The representations and warranties of
          -----------------------------
Seller and the Principals contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Seller and the Principals shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Seller and the Principals on or prior to the Closing Date. The Seller and the Principals shall deliver to the Buyer a certificate dated the Closing Date to such effect.

      5.2 Litigation.  No action, suit or proceeding shall have been instituted
          ----------
before any court or governmental or regulatory body, or instituted or threatened by any governmental or regulatory body, to restrain, modify or prevent the carrying out of the transactions contemplated by this Agreement or to seek damages or a discovery order in connection with such transactions, or that has or could reasonably be expected to have, in the opinion of Buyer, a materially adverse effect on the assets, properties, business, operations or financial condition of the Company.

      5.3 Net Worth and Cash of the Company.  The total combined revenues of PSI
          ---------------------------------
and HSI for the period January 1, 1995 through December 31, 1995, shall have been at least $300,000, as determined by Habif, Arogeti & Wynne, P.C. Seller shall deliver to the Buyer a certificate dated the Closing Date to such effect.

      5.4 Governmental Permits and Approvals.  All permits and approvals from
          ----------------------------------
any governmental or regulatory body required for the lawful consummation of the Closing and the continued operation of the business of the Company shall have been obtained.

      5.5 Third Party Consents.  All consents, permits, waivers and approvals
          --------------------
from parties to material contracts or other agreements with the Company or with Seller that may be required in connection with the performance by the Seller of its obligations under this Agreement or the continuance of such contracts or other agreements with the Company without material modification after the Closing shall have been obtained (with satisfactory written evidence thereof, and with recordable form where necessary, to be furnished to the Buyer at the Closing).

      5.6 Transfer Taxes.  Seller shall have paid, or caused to be paid, all
          --------------
stock transfer and other taxes required to be paid in connection with the sale and delivery to Buyer of the Stock, and shall have caused all appropriate stock transfer tax stamps to be affixed to the certificates representing the Stock.

      5.7 Estoppel Certificates.  Buyer shall have received such estoppel
          ---------------------
certificates from parties to any or all of the leases, purchase options and options to sell as Buyer may reasonably request.

      5.8 No Material Adverse Change.  Prior to the Closing Date, there shall be
          --------------------------
no material adverse change in the assets or liabilities, the business or condition, (financial or otherwise) of the Company, its employees or customers regardless of reason, including, but not limited, to those changes that are as a result of any legislative or regulatory change, revocation of any license or rights to do business, failure to obtain any environmental permits at the normal time or in the manner applied for by the Company, fire, explosion, accident, casualty, labor trouble, flood, riot, storm, condemnation or act of God or other public force or otherwise. Seller shall have delivered to Buyer a certificate, dated the Closing Date, to such effect.

      5.9 Books and Records.  Buyer shall have received the minute books, stock
          -----------------
certificate books, stock transfer books, corporate seals, books of account and all books, papers, records, correspondence and instruments of, or relating to, the Company and its business. Buyer shall have completed its investigation of the Company, its business and its operations and Buyer shall have completed its examination of books and records of the Company, and the results thereof shall be acceptable to Buyer.

      5.10  Good Standing Certificates, Etc.  Seller shall have delivered all
            --------------------------------
certified resolutions, certificates, documents or instruments with respect to the Company's corporate existence and authority as the Buyer may have reasonably requested prior to the Closing Date.

      5.11  Non-Compete Agreements.  Simultaneously with the Closing of the
            -----------------------
transactions contemplated hereby, each of the Seller and the Principals shall have executed and delivered to the Company a Non-Competition Agreement in substantially the form attached as Exhibit C hereto.

      5.12  Subscription Agreement.  Simultaneously with the closing of the
            -----------------------
transactions contemplated hereby, Seller shall have executed and delivered to the Company, a Subscription Agreement in substantially the form attached as Exhibit D hereto.

      5.13  Authorization of Shares.  The Shareholders of Buyer shall have
            -----------------------
approved an amendment to the Buyer's Articles of Incorporation authorizing a sufficient number of additional shares of Buyer's common stock to enable Buyer to pay the Purchase Price described in Section 1.2 hereof.

      5.14  Ratification of Agreement.  The Shareholders of Buyer shall have
            -------------------------
ratified this Agreement and the transactions contemplated herein.

      5.15  Closing of AUBIS Acquisition.  The Shareholders of Buyer shall have
            ----------------------------
ratified the Amended and Restated Merger Agreement dated as of December 13, 1995 and amended and restated as of March 29, 1996 among Buyer, AUBIS L.L.C., AUBIS Hospitality Systems, Inc., AUBIS Systems Integration, Inc. and certain persons and affiliates of AUBIS L.L.C. (the "AUBIS Merger Agreement") and the transactions contemplated therein. All conditions to the Closing required pursuant to the AUBIS Merger Agreement shall have been satisfied or waived prior to Closing.

                                 ARTICLE VI

           CONDITIONS PRECEDENT TO THE OBLIGATION OF SELLER TO CLOSE
           ---------------------------------------------------------

      The obligation of the Seller to enter into and complete the Closing is subject, at Seller's option, to the fulfillment of the following conditions, any one or more of which may be waived by Seller only in writing:

      6.1   Representations and Covenants.  The representations and warranties
            -----------------------------
of Buyer contained in this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Buyer shall have performed and complied with in all material respects all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Buyer shall deliver to Seller a certificate dated the Closing Date to such effect signed by an executive officer of Buyer.

      6.2   Litigation.  No action, suit or proceeding shall have been
            ----------
instituted before any court or governmental or regulatory body, or instituted or threatened by any governmental or regulatory body, to restrain, modify or prevent the carrying out of the transactions contemplated hereby, or to seek damages or a discovery order in connection with such transaction, or that has or could reasonably be expected to have, in the opinion of Seller, a materially adverse effect on the assets, properties, business, operations or financial condition of Buyer.

      6.3   Governmental Permits and Approvals.  All permits and approvals from
            ----------------------------------
any governmental or regulatory body required for the lawful consummation of the Closing and the continued operation of the business of the Company shall have been obtained.

      6.4   Resolutions.  There shall have been delivered to the Seller a copy
            -----------
of the resolutions duly adopted by the board of directors of Buyer, certified accurate by an executive officer of Buyer as of the Closing Date, authorizing and approving the execution and delivery by Buyer of this Agreement, and the consummation by the Buyer of the transactions contemplated hereby.

      6.5   Good Standing Certificates, etc.  Buyer shall have delivered all
            -------------------------------
such certified resolutions, certificates, documents or instruments with respect to Buyer's corporate existence and authority as Seller's counsel may have reasonably requested prior to the Closing Date.

      6.6   Authorization of Shares.  The Shareholders of Buyer shall have
            -----------------------
approved an amendment to the Buyer's Articles of Incorporation authorizing a sufficient number of additional shares of Buyer's common stock to enable Buyer to pay the purchase price described in Section 1.2 hereof.

      6.7   Ratification of Agreement.  The Shareholders of Buyer shall have
            -------------------------
ratified this Agreement and the transactions contemplated herein.

      6.8   Closing of AUBIS Acquisition.  The Shareholders of Buyer shall
            ----------------------------
have ratified the AUBIS Merger Agreement and the transactions contemplated therein. All conditions to the Closing required pursuant to the AUBIS Merger Agreement shall have been satisfied or waived prior to Closing.

                                 ARTICLE VII

                       ACTIONS TO BE TAKEN AT THE CLOSING
                       ----------------------------------

     The following actions shall be taken at the Closing, each of which shall be conditioned on completion of all the others and all of which shall be deemed to have taken place simultaneously:

      7.1   Stock Certificates.  Seller shall deliver to Buyer stock
            ------------------
certificate(s) representing all of the Stock, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer, in accordance with the terms of Section 1.1 of this Agreement.

      7.2   Purchase Price.  Buyer shall deliver to Seller the portion of the
            --------------
Purchase Price payable at Closing in accordance with the terms of Section 1.2 of this Agreement.

      7.3   Opinion of Counsel to the Sellers.  The Seller shall deliver to
            ---------------------------------
Buyer an opinion of Kilpatrick & Cody, counsel to Seller, dated the Closing Date, substantially in the form attached hereto as Exhibit F.

      7.4   Opinion of Counsel to the Buyer.  Buyer shall deliver to Seller an
            -------------------------------
opinion of Smith, Gambrell & Russell, counsel to Buyer, dated the Closing Date, substantially in the form attached hereto as Exhibit G.

      7.5   Resignations of Directors and Officers.  Seller shall deliver signed
            --------------------------------------
resignations of any director and officer of the Company requested by Buyer dated the Closing Date.

      7.6   Closing Certificate of the Seller.  Seller shall deliver to Buyer a
            ---------------------------------
closing certificate signed by Seller, dated the Closing Date, in a form reasonably satisfactory to the Buyer.

      7.7   Closing Certificate of the Buyer.  Buyer shall deliver to Seller a
            --------------------------------
closing certificate signed by an executive officer of Buyer, dated the Closing Date, in a form reasonably satisfactory to Seller.

      7.8   Other Documents and Certificates.  Buyer and Seller shall deliver,
            --------------------------------
or with respect to Seller cause the Company to deliver, certificates, agreements, permits, approvals and other documents reasonably requested by counsel for Buyer or Seller, as the case may be, to satisfy, or to evidence the satisfaction of, as the case may be, the conditions precedent to Closing set forth in Articles V and VI.

      7.9   Election of Board of Directors.  The Buyer and Seller shall take
            ------------------------------
such actions as are necessary to provide that immediately following the Closing, the Board of Directors of the Company shall be comprised of the following individuals: Paul Harrison, Larry Fisher, Nate Lipson and James Askew.

                                 ARTICLE VIII

          SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION
          -----------------------------------------------------------

      8.1   Survival of Representations and Warranties.  All of the
            ------------------------------------------
representations and warranties of Seller, Principals and Buyer contained in this Agreement shall survive the Closing and shall continue for a period of one year following the Closing Date; except that representations and warranties contained in Sections 2.4, 2.13, 2.24 and 2.26 shall survive until expiration of the applicable statutes of limitation for breach of such representations and warranties. The expiration of any representation or warranty shall not affect any party's right to claim indemnification for a breach of such representation or warranty, provided such party gives notice of such claim in accordance with the provisions of this Article VIII prior to the expiration of such representation or warranty.

      8.2   Seller's and Principals' Indemnity Agreement.  Subject to the
            --------------------------------------------
provisions of Section 8.6 hereof, the Seller and the Principals, jointly and severally, shall defend, indemnify and hold harmless the Buyer and the Company (and their respective directors, officers, employees, agents, affiliates, successors and assigns) from and against any and all direct or indirect requests, demands, claims, payments, defenses, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, liens, causes of action, suits, proceedings, judgments, losses, damages (including without limitation punitive, exemplary or consequential damages, lost income and profits, interruptions of business and diminution in the value of the Stock), liabilities, costs, and expenses of any kind (including without limitation (i) interest, penalties and reasonable attorneys' fees and expenses, (ii) attorneys' fees and expenses necessary to enforce their rights to indemnification hereunder, and (iii) consultants' fees and other costs of defending or investigating any claim hereunder), and interest on any amount payable as a result of the foregoing, whether accrued, absolute, contingent, known, unknown, or otherwise as of the Closing Date or thereafter asserted against, imposed upon or incurred by Buyer, the Company or any of their respective directors, officers, employees, agents, affiliates, successors or assigns (a "Loss of Buyer") by reason of, resulting from, arising out of, based upon, awarded or asserted against in respect of or otherwise in respect of:

            (a) any period or periods of the Company ending prior to the Closing and which involve any claims against Buyer, the Company or the Company's properties or assets relating to actions or inactions of Seller or the Company or their respective officers, directors, shareholders, employees or agents prior to Closing, or the operation of the business of the Company prior to the Closing unless such liability was disclosed on the Financial Statements and adequate reserves were established therefor;

            (b) any breach of any representation and warranty or any misrepresentation in or omission on the part of Seller or Principals contained in any certificate furnished or to be furnished to Buyer by Seller pursuant to this Agreement;

            (c) any breach or nonfulfillment on the Part of Seller or Principals of any covenant contained in this Agreement;

            (d) any failure of the Seller to transfer the Stock to Buyer, free and clear of all liens, encumbrances, equities, restrictions, claims and obligations;

            (e) the failure of Seller to obtain, prior to the Closing Date, any consents, approvals and waivers of governmental agencies or entities, lessors, landlords, suppliers, and other third parties as may be necessary to permit the consummation of the transactions contemplated hereby and to permit Buyer to continue to operate the business of the Company in the manner presently conducted after the Closing Date;

            (f) (i) any Hazardous Materials existing on the Closing Date on, in, under or affecting, or originating from, all or any portion of the Company's or its predecessors' in interest present or former properties or assets or any surrounding areas or any other property now or previously used, owned by or under the control of the Company or its predecessors in interest that results or may result in actual or alleged liability on the part of the Company, regardless of whether or not presently known or caused by or within the control of the Company or its predecessors in interest; (ii) the violation of or noncompliance with any Environmental Law relating to or affecting the Company or its predecessors in interest or its or their present or former business, properties or assets to the extent the violation or compliance relates to acts or events occurring on or prior to the Closing Date or state of affairs or circumstances existing on or prior to the Closing Date; and

            (g) any federal, state, local or foreign taxes, including any interest and penalties thereon, due from the Company or the Seller with respect to any period prior to the Closing Date, other than amounts accrued therefor on the Financial Statements.

      8.3   Buyer's Indemnity Agreement.  Buyer shall indemnify and hold
            ---------------------------
harmless Seller (and its directors, officers, employees, agents, affiliates, successors and assigns) from and against any and all direct or indirect requests, demands, claims, payments, defenses, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, actions, liens, causes of action, suits, proceedings, judgments, losses, damages (including without limitation punitive, exemplary or consequential damages and lost income and profits and interruptions of business), liabilities, costs, and expenses of any kind (including without limitation (i) interest, penalties and reasonable attorneys' fees and expenses (ii) attorneys' fees and expenses necessary to enforce their rights to indemnification hereunder, and (iii) consultants' fees and other costs of defending or investigating any claim hereunder, and interest on any amount payable as a result of the foregoing) whether accrued, absolute, contingent, known, unknown or otherwise as of the Closing Date or thereafter asserted against, imposed upon or incurred by Seller or its respective representatives or assigns, (a "Loss of Seller") by reason of, resulting from, arising out of, based upon, awarded or asserted against in respect of or otherwise in respect of:

            (a) any period or periods of the Company beginning after the Closing and which involve any claims against Seller or its assets relating to actions or inactions of the Buyer or the Company or their respective officers, directors, shareholders, employees or agents after the Closing, or the operation of the Company after the Closing (except to the extent any of the foregoing arise from the acts or omissions of the Sellers); and

            (b) any breach of any representation and warranty or nonfulfillment of any covenant or agreement on the part of the Buyer contained in this Agreement, or any misrepresentation in or omission from or nonfulfillment of any covenant on the part of the Buyer contained in any certificate furnished or to be furnished to Seller by Buyer pursuant to this Agreement.

      8.4   Indemnification Procedure.
            -------------------------

            (a) Upon obtaining knowledge thereof, the party to be indemnified hereunder (the "Indemnitee") shall promptly notify the indemnifying party hereunder (the "Indemnitor") in writing of any damage, claim, loss, liability or expense or other matter which the Indemnitee has determined has given or could give rise to a claim for which indemnification rights are granted hereunder (such written notice referred to as the "Notice of Claim"). The Notice of Claim shall specify, in all reasonable detail, the nature and estimated amount of any such claim giving rise to a right of indemnification, to the extent the same can reasonably be estimated. Any failure on the part of an Indemnitee to give timely notice to the Indemnitor of a claim shall not affect the right of the Indemnitee to obtain indemnification from the Indemnitor with respect to such claim unless the Indemnitor is actually harmed by such failure to notify, and only to the extent of such actual harm.

            (b) With respect to any matter set forth in a Notice of Claim relating to a third party claim the Indemnitor shall defend, in good faith and at its expense, any such claim or demand, and the Indemnitee, at its expense, shall have the right to participate in the defense of any such third party claim. So long as Indemnitor is defending, in good faith, any such third party claim, the Indemnitee shall not settle or compromise such third party claim.
The Indemnitee shall make available to the Indemnitor or its representatives all records and other materials reasonably required by them for use in contesting any third party claim and shall cooperate fully with the Indemnitor in the defense of all such claims. If the Indemnitor does not defend any such third party claim or if the Indemnitor does not provide the Indemnitee with prompt and reasonable assurances that the Indemnitor will satisfy the third party claim, the Indemnitee may, at its option, elect to defend any such third party claim, at the Indemnitor's expense. An Indemnitor may not settle or compromise any claim without obtaining a full and unconditional release of the Indemnitee, unless the Indemnitee consents in writing to such settlement or compromise. Notwithstanding the foregoing, if there is a reasonable probability that a third party claim for which the Buyer has indemnification rights against Seller hereunder will materially and adversely affect Buyer or the Company other than as a result of money damages or other payments, Buyer shall be entitled to conduct the defense of such claim at Sellers' expense.

      8.5   Set-off.  Buyer shall have the right to set-off and apply against
            -------
all amounts due and owing Seller under Section 1.2 of this Agreement, and under any other agreement between Buyer and Seller, all sums in respect of which Seller or Principals may be liable pursuant to Section 8.2 hereof, such right of set-off to be in addition to and not in lieu of or an election against any and all other remedies available to the Buyer under this Agreement or at law or in equity.

      8.6   Limitations on Liability of Seller and Principals.  Seller and
            -------------------------------------------------
Principals shall have no liability with respect to losses of Buyer arising under subparagraphs (a), (b), (e), or (f) of Section 8.2 until the total of all Losses of Buyer with respect thereto exceeds $25,000. If the aggregate Losses of Buyer exceed such $25,000 threshold, the Seller and Principals shall be liable for all Losses of Buyer to the extent (and only to the extent) Losses of Buyer exceed such $25,000 threshold. In no event shall Seller and Principals' aggregate liability under Section 8.2 exceed $125,000.

                                   ARTICLE IX

                            TERMINATION OF AGREEMENT
                            ------------------------

      9.1   Termination.  This Agreement may be terminated prior to the Closing
            -----------
as follows:

            (a) at the election of Seller, if any one or more of the conditions to the obligations of Seller to close has not been fulfilled as of the Closing Date, or if the Buyer has breached any representation, warranty, covenant or agreement contained in this Agreement;

            (b) at the election of Buyer, if any one or more of the conditions to its obligations to close has not been fulfilled as of the Closing Date, or if Seller or Principals have breached any representation, warranty, covenant or agreement contained in this Agreement;

            (c) at the election of Seller or Buyer, if any legal proceeding is commenced or threatened by any governmental or regulatory body or other person directed against the consummation of the Closing or any other transaction contemplated under this Agreement and either Sellers or Buyer, as the case may be, reasonably and in good faith deem it impractical or inadvisable to proceed in view of such legal proceeding or threat thereof;

            (d)  at the election of Buyer, under the circumstances described in
Section 4.2(b);

            (e) at any time on or prior to the Closing Date, by mutual written consent of the parties hereto; or

            (f) at any time after June 30, 1996, at the election of either the Buyer or the Seller.

      9.2   Survival.  If this Agreement is terminated pursuant to Section 9.1,
            --------
this Agreement shall become void and of no further force and effect, except for the provisions of Section 4.4 relating to the obligation of the Buyer to keep certain information confidential, Section 12.4 (relating to expenses), Section
12.1 (relating to publicity), and Section 12.5 (relating to indemnification of brokerage) and none of the parties hereto shall have any liability in respect of such termination except that any party shall be liable to the extent that failure to satisfy the conditions of Article V, VI or VII results from such party acting in bad faith or from the intentional or willful violation of the representations, warranties, covenants or agreements of such party under this Agreement.

                                   ARTICLE X
                    REPRESENTATIONS AND WARRANTIES OF SELLER
                    ----------------------------------------
                   IN CONNECTION WITH OFFER OF BUYER'S STOCK
                   -----------------------------------------

      Seller does hereby represent and warrant to the Buyer as follows:

      10.1  Accredited Investor.  Seller is an "accredited investor" as such
            -------------------
term is defined under Rule 501 under the federal Securities Act of 1933, as amended (the "Securities Act"), and is an entity having its principal office and principal place of business, and the location in which it entered into and accepted this Agreement, in Georgia.

      10.2  Acquisition for Investment.  The shares of Buyer's common stock
            --------------------------
which Seller may acquire pursuant to the terms of this Agreement (the "Acquisition Shares") are being acquired by Seller solely for the account of Seller, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act.

      10.3  Unregistered Securities.  Seller understands and acknowledges that
            -----------------------
the Acquisition Shares have not been registered under the Securities Act or under the Georgia Securities Act of 1973, as amended (the "Georgia Act"), and will not at the time of issuance and delivery of such shares as contemplated by the terms of this Agreement have been so registered, in reliance upon certain exemptions from the registration and prospectus delivery requirements of the Securities Act and the Georgia Act, particularly including Section 10-5-9(13) of the Georgia Act. Seller understands that the Acquisition Shares so acquired by Seller must be held by Seller indefinitely, and that Seller must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act and the Georgia Act, or is exempt from such registration. Seller further understands that the availability of the exemptions described in the first sentence of this Section depend upon, among other things, the bona fide nature of Seller's investment intent expressed herein, upon which the Buyer hereby expressly relies.

      10.4  Disclosure.
            ----------

            (a) Seller has previously been furnished by the Buyer, and hereby acknowledges that Seller has had the opportunity to review (i) a draft of the preliminary Proxy Statement for the Buyer's 1996 Annual Meeting of Shareholders (the "Proxy Statement"); (ii) the Buyer's Annual Report to Shareholders for the fiscal year ended January 31, 1995 (the "ARS"); (iii) the Buyer's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1995 (the "10-K") as filed with the United States Securities and Exchange Commission (the "SEC") pursuant to the requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"); and (iv) the Buyer's quarterly reports on Form 10-QSB for the fiscal quarters ended April 30, 1995, July 31, 1995 and October 31, 1995, respectively (the "10-Q's"), as filed with the SEC pursuant to the requirements of the 1934 Act.

            (b) Seller has been given a reasonable opportunity to request copies of any documents or other exhibits which are listed as exhibits therein to any of the Proxy Statement, the 10-K or the 10-Q's, and if requested, copies of such documents or other exhibits have been provided to Seller a reasonable time prior to Seller's execution of this Agreement.

            (c) Seller has been given the opportunity, at a reasonable time prior to the execution of this Agreement, to ask questions of the executive officers and other personnel of the Buyer concerning the terms and conditions of such party's acquisition of the Acquisition Shares in the transactions contemplated by this Agreement, and concerning the subject matter of the representations and warranties of the Buyer contained herein, as well as to obtain any additional information which the Buyer possesses or can obtain without unreasonable effort or expense that is necessary to verify the information contained in the representations and warranties of Buyer set forth in this Agreement or the information contained in the documents and reports described in paragraph (a) of this Section.

                                   ARTICLE XI

                             REGISTRATION OF SHARES
                             ----------------------

     11.1   Registration Statement.
            ----------------------

            (a) After the Closing Date, Buyer shall file with the SEC a registration statement (the "Registration Statement") with respect to resales of the Acquisition Shares received by each Participating Holder (as defined in Section 11.1(d)). Buyer shall use reasonable efforts: (i) to cause the Registration Statement to be declared effective by the SEC on or before the date 90 days after the Closing Date; and (ii) to cause the Registration Statement to remain effective until the earlier of (A) the third anniversary of the Closing Date, or (B) the date on which the distribution described in the Registration Statement is completed as to all Participating Holders (as defined in subsection
(iii) below).

            (b)  Buyer shall (at its own expense):

                 (i) prepare and file promptly with the SEC such amendments to the Registration Statement, and such supplements to the related prospectus, as may be required in order to comply with the applicable provisions of the Securities Act, including, without limitation, to maintain the effectiveness or currency thereof;

                 (ii) furnish to the respective Participating Holders such numbers of copies of a prospectus conforming to the requirements of the Securities Act as they may reasonably request in order to facilitate the disposition of the shares covered by the Registration Statement; and

                 (iii) use reasonable efforts to register and qualify the shares covered by the Registration Statement under the Securities laws of such states as the respective Participating Holders may reasonably request, provided, however, that Buyer shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any of such states.

            (c) Notwithstanding anything to the contrary herein, no Person who receives Acquisition Shares shall have any rights under this Section 11 unless such Person executes and delivers to Buyer, a written agreement, reasonably satisfactory in form and content to Buyer, confirming that such Person wishes to be allowed to sell Acquisition Shares pursuant to the Registration Statement and agrees to be bound by the provisions of this Article 11. (A Person who holds any of the Acquisition Shares and who executes and delivers such an agreement is referred to in this Article 11 as a "Participating Holder.") Any Participating Holder who delivers such an agreement more than 30 days after the Closing Date may be required to pay, as a condition to exercising rights under this Article 11, the amount of incremental expenses incurred by Buyer in complying therewith. No Participating Holder shall sell any Acquisition Shares pursuant to the Registration Statement at any time Buyer shall have furnished written notice that the Registration Statement is not then effective or the prospectus that forms a part thereof is not current.

            (d) Notwithstanding anything to the contrary contained herein, all of Buyer's obligations under this Section 11.1 (including its obligation to file and maintain the effectiveness of the Registration Statement) shall terminate and expire as of the earliest date on which all of the shares of Acquisition Shares can be sold without any restrictions as to volume or manner of sale pursuant to subsection (k) of Rule 144 under the Securities Act.

      11.2  Indemnification.
            ---------------

            (a) Buyer agrees to indemnify, to the extent permitted by law, each Participating Holder against all Damages suffered by such Participating Holder as a result of any untrue or alleged untrue statement of material fact contained in the Registration Statement or in the related prospectus or preliminary prospectus (or in any amendment thereof or supplement thereto) or as a result of any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such untrue statement or omission or alleged untrue statement or omission results from or is contained in any information furnished in writing to Buyer by such Participating Holder for use therein or results from such Participating Holder's failure to deliver a copy of a Registration Statement or related prospectus (or any amendment thereof or supplement thereto) after Buyer has furnished such Participating Holder with a sufficient number of copies thereof.

            (b) In connection with the Registration Statement, each Participating Holder (i) shall furnish to Buyer in writing such information and affidavits as Buyer reasonably requests for use in connection with such Registration Statement or the related prospectus, and (ii) to the extent permitted by law, will indemnify Buyer, its directors and officers and each Person who controls Buyer (within the meaning of the Securities Act) against all Damages resulting from any untrue or alleged untrue statement of material fact contained in such Registration Statement or in the related prospectus or preliminary prospectus (or in any amendment thereof or supplement thereto) or from any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission or alleged untrue statement or omission results from or is contained in any information or affidavit furnished in writing by such Participating Holder.

            (c) Any Person entitled to indemnification under this Article 11 will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in the indemnified party's reasonable judgment a conflict of interest exists between the indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any consent to the entry of any judgment or any settlement made by the indemnified party without the indemnifying party's consent (but such consent will not be unreasonably withheld). Any indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will pay the fees and expenses of only one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest exists between such indemnified party and any other indemnified party with respect to such claim (in which case the indemnifying party will pay the fees and expenses of additional counsel).

      11.3  Delay of Registration.  For a period not to exceed 90 days, Buyer
            ---------------------
may delay the filing or effectiveness of the Registration Statement, or suspend the use of the Registration Statement (and the Participating Holders hereby agree not to offer or sell any shares of Buyer's common stock pursuant to the Registration Statement during such period), at any time when Buyer, in its reasonable judgment (confirmed in writing if requested by any Participating Holder), believes:

            (a) that the filing of a Registration Statement or the offering or sale of Buyer's common stock pursuant thereto, or the making of any required disclosure in connection therewith, could reasonably be expected to have a material adverse effect upon (i) a pending or scheduled offering of Buyer's securities, (ii) an acquisition, merger, consolidation, joint venture, equity investment or other potentially significant transaction or event, or (iii) any negotiations, discussions or proposal with respect to any of the foregoing; and

            (b) that the failure to disclose any material information with respect to any of the foregoing could result in a violation of the Securities Act, the Exchange Act or any provision of any state securities law.

In the event Buyer reasonably believes that any of the foregoing circumstances are continuing after such 90-day period, it may, with the consent of the holders of a majority of the shares of Buyer's common stock subject (or to be subject) to the Registration Statement (which consent shall not be unreasonably withheld) extend such 90-day period for one additional 30-day period.

      11.4   Amendment of Section 11.   Notwithstanding anything to the contrary
             -----------------------
contained in this Agreement, the provisions of this Section 11 may be amended by Buyer at any time with the consent of the holders of a majority of the shares of Buyer's common stock that are at that time subject (or to be subject) to the Registration Statement.

                                  ARTICLE XII

                                 MISCELLANEOUS
                                 -------------

      12.1  Publicity.  Except as otherwise required by law or stock exchange
            ---------
rules, none of the parties hereto shall issue any press release or make any other public statement, in each case relating to or in connection with or arising out of this Agreement or the matters contained herein, without obtaining the prior written approval of all parties hereto as to the contents and manner of presentation and publication thereof.

      12.2  Knowledge.  Where any representation or warranty contained in this
            ---------
Agreement is expressly qualified by reference to the knowledge, information or belief of the Seller or Principals, Seller and each Principal confirms that such party has made due and diligent inquiry as to the matters that are the subject of such representations and warranties.

      12.3  Gender.  All pronouns and any variations thereof refer to the
            ------
masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

      12.4  Expenses.  The Buyer, the Seller and the Principals shall pay their
            --------
own respective expenses, including the fees and disbursements of their respective counsel in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby. The Seller's and Principals' expenses in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby shall not be borne by the Company.

      12.5  Brokerage Commissions and Finder's Fees.  Each of the parties
            ---------------------------------------
represents and warrants to the others that it has not hired, retained or dealt with any broker, finder or investment banker or in connection with the transactions contemplated by this Agreement, and will defend, indemnify and hold the other parties harmless from and against any and all claims for finder's fees or brokerage or other commissions which may at any time be asserted against any of such other parties founded upon a claim which is inconsistent with the aforesaid representation and warranty of the indemni fying party, together with any and all losses, damages, costs and expenses (including reasonable attorneys' fees) relating to such claims or arising therefrom or incurred by the indemnified party in connection with the enforcement of this indemnification provision.

      12.6  Entire Agreement.  This Agreement, including all schedules and
            ----------------
exhibits hereto, constitutes the entire agreement of the parties with respect to the subject matter hereof, supersedes all prior agreements, negotiations or letters of intent, and may not be modified, amended or terminated except by a written instrument specifically referring to this Agreement signed by each of the parties hereto.

      12.7  Waivers and Consents.  All waivers and consents given hereunder
            --------------------
shall be in writing. No waiver by any party hereto of any breach or anticipated breach of any provision hereof by any other party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether or not similar, on the part of the same or any other party.

      12.8  Notices.  All notices and other communications hereunder shall be in
            -------
writing and shall be deemed to have been given only if and when (i) personally delivered or (ii) three (3) business days after mailing, postage prepaid, by certified mail or (iii) when delivered (as evidenced by a receipt) by a nationally recognized overnight delivery service, or (iv) by facsimile (as evidenced by written confirmation of transmission and receipt) addressed in each case as follows:

            (a) If to the Seller and the Principals to:

                HALIS, L.L.C.
                200 Hembree Park Drive
                Suite K
                Roswell, Georgia 30076
                Attention: Paul Harrison

                with a copy in like manner to:

                Kilpatrick & Cody
                1100 Peachtree Street, Suite 2800
                Atlanta, Georgia 30209-4530
                Attention: Brian L. Schleicher, Esq.
                Facsimile No.: (404) 815-6555

            (b) If to the Buyer to

                Fisher Business Systems, Inc.
                900 Circle 75 Parkway
                Suite 1700
                Atlanta, Georgia  30339
                Attention: Larry Fisher
                Facsimile No.: (770) 857-4454
                with a copy in like manner to:

                Smith, Gambrell & Russell
                3343 Peachtree Road
                Suite 1800
                Atlanta, Georgia  30326
                Attention:  William L. Meyer, Esq.
                Facsimile No.: (404) 264-2652

Each party may change its address for the giving of notices and communications to it, and/or copies thereof, by written notice to the other parties in conformity with the foregoing.

      12.9  Rights of Third Parties.  All conditions of the obligations of the
            -----------------------
parties hereto, and all undertakings herein, are solely and exclusively for the benefit of the parties hereto and the Company and their respective successors and assigns, and no other person or entity shall have standing to require satisfaction of such conditions or to enforce such undertakings in accordance with their terms, or be entitled to assume that any party hereto will refuse to consummate the purchase and sale contemplated hereby in the absence of strict compliance with any or all thereof, and no other person or entity shall, under any circumstances, be deemed a beneficiary of such conditions or undertakings, any or all of which may be freely waived in whole or in part, by mutual consent of the parties hereto at any time, if in their sole discretion they deem it desirable to do so.

      12.10 Headings.  The Table of Contents and Article and Section headings
            --------
contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

      12.11 Governing Law.  The interpretation and construction of this
            -------------
Agreement, and all matters relating hereto, shall be governed by the internal laws of the State of Georgia.

      12.12 Jurisdiction.  Any judicial proceeding brought against any of the
            ------------
parties to this Agreement on any dispute arising out of this Agreement or any matter related hereto may be brought in the courts of the State of Georgia, or in the United States District Court for the Northern District of Georgia, and, by execution and delivery of this Agreement, each of the parties to this Agreement accepts for himself the exclusive jurisdiction of the aforesaid courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

      12.13 Parties in Interest.  After the Closing the Buyer may transfer and
            -------------------
assign this Agreement and its rights hereunder to any purchaser of, or other successor to, the business or assets of the Company. Except as expressly stated above, this Agreement may not be transferred, assigned, pledged or hypothecated by either party hereto, other than by operation of law or with the consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

      12.14 Counterparts.  This Agreement may be executed in two or more
            ------------
counterparts, all of which taken together shall constitute one instrument.

      12.15 Severability.  In case any provision in this Agreement shall be
            ------------
held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

      12.16 Arbitration.
            -----------

            (a) Any controversy or claim arising out of or relating to this Agreement, the agreements to be entered into between or among the parties hereto pursuant to this Agreement or the transactions contemplated hereby and thereby, shall be submitted to and be finally resolves by arbitration pursuant to the provisions of the United States Arbitration Act (9 U.S.C. (S) 1 et seq.), to be conducted by the American Arbitration Association ("AAA"), with such arbitration to be held in Atlanta, Georgia in accordance with the AAA's Commercial Arbitration Rules then in effect. Each party hereby irrevocably agrees that service of process, summons, notices or other communications related to the arbitration procedure shall be deemed served and accepted by the other party if given in accordance with Section 12.8. The arbitrators shall render a judgment of default against any party who fails to appear in a properly noticed arbitration proceeding. The arbitration shall be conducted by a panel of three arbitrators selected pursuant to AAA Rules. Any award or decision rendered in such arbitration shall be final and binding on both parties, and judgment may be entered thereon in any court of competent jurisdiction if necessary.

            (b) Notwithstanding subsection (a) above to the contrary, any party may seek temporary or preliminary injunctive relief against the other party at any court or proper jurisdiction with respect to any and all preliminary injunctive or restraining procedures pertaining to this Agreement or the breach thereof, pending the outcome of any arbitration proceeding.

     IN WITNESS WHEREOF, the parties have executed this agreement under seal as of the date first above written.

                             BUYER

                             FISHER BUSINESS SYSTEMS, INC.


                             By: /s/ Larry Fisher
                                -----------------------------------
                             Title:  President
                                   ----------------------------

                                      [CORPORATE SEAL]

                             SELLER

                             HALIS, L.L.C.


                             By: /s/ Paul W. Harrison
                                -----------------------------
                             Title:  Managing Member
                                   ---------------------------------


                             PRINCIPALS


                             /s/ Paul W. Harrison                (L.S.)
                             ------------------------------------
                             Paul W. Harrison


                             /s/ James E. Askew                  (L.S.)
                             ------------------------------------
                             James E. Askew

                               FIRST AMENDMENT TO
                            STOCK PURCHASE AGREEMENT

     This First Amendment to Stock Purchase Agreement is entered into as of September 27, 1996 by and among Fisher Business Systems, Inc., a Georgia corporation ("Fisher"), HALIS, L.L.C., a Georgia limited liability company ("Seller"), Paul Harrison and James Askew, all individual residents of Georgia.

     A. The parties hereto entered into a Stock Purchase Agreement as of March 29, 1996, (such agreement shall be referred to hereinafter as the "Original Agreement").

     B.   The parties wish to amend the Original Agreement as provided herein.

                               A G R E E M E N T

     The parties hereby amend the Original Agreement as follows:

     1. Section 9.1(f) is hereby amended by changing "June 30, 1996" to "November 30, 1996."

     Except as expressly amended hereby, the Original Agreement shall continue in full force and effect.

     The parties have caused this First Amendment to be executed and delivered as of the date first stated above.

                                  FISHER BUSINESS SYSTEMS, INC.,
                                  a Georgia corporation


                                  By:   /s/ Larry Fisher
                                      ----------------------------------
                                  Its:  Chairman
                                      ----------------------------------

                                  HALIS, L.L.C., a Georgia limited
                                  liability company


                                  By:   /s/ Paul W. Harrison
                                      ----------------------------------
                                  Its:  Managing Member
                                      ----------------------------------


                                          /s/ Paul Harrison       (SEAL)
                                  --------------------------------
                                          PAUL HARRISON


                                          /s/ James Askew         (SEAL)
                                  --------------------------------
                                          JAMES ASKEW

                                  All individual residents of the State of Georgia

                                   EXHIBIT 2
                                   ---------

                                                                      APPENDIX A
================================================================================


                       AMENDED AND RESTATED AGREEMENT AND
                       PLAN OF MERGER AND REORGANIZATION


                                     among:


             Fisher Business Systems, Inc., a Georgia corporation,

                                      and

              Aubis, L.L.C., a Georgia limited liability company,

                                      and

            Aubis Hospitality Systems, Inc., a Georgia corporation,

                                      and

            Aubis Systems Integration, Inc., a Georgia corporation,

                                      and

                Certain Persons and Affiliates of Aubis, L.L.C.


                           _________________________

                    Originally Dated as of December 13, 1995
                   Amended and Restated as of March 29, 1996
                           _________________________


================================================================================

                               TABLE OF CONTENTS



                                                                            Page


Section 1.         DESCRIPTION OF TRANSACTION............................... A-7
        1.1        Merger of Companies into Merger Subs..................... A-7
        1.2        Effect of Mergers........................................ A-7
        1.3        Closing; Effective Time.................................. A-7
        1.4        Articles of Incorporation and
                     Bylaws; Directors and Officers......................... A-7
        1.5        Conversion of Shares..................................... A-8
        1.6        Closing of the Companies' Transfer Books................. A-8
        1.7        Exchange of Certificates................................. A-8
        1.8        Tax Consequences......................................... A-9
        1.9        Further Action........................................... A-9

Section 2.         REPRESENTATIONS AND WARRANTIES OF THE PARENT,
                   THE COMPANIES AND THE DESIGNATED PERSONS................. A-9
        2.1        Due Organization; No Subsidiaries; Etc................... A-9
        2.2        Articles of Incorporation and Bylaws; Records........... A-10
        2.3          Capitalization, Etc................................... A-10
        2.4        Financial Statements.................................... A-11
        2.5        Absence of Changes...................................... A-11
        2.6        Title to Assets......................................... A-12
        2.7        Bank Accounts; Receivables; Customers................... A-12
        2.8        Equipment; Leasehold.................................... A-13
        2.9        Proprietary Assets...................................... A-13
        2.10       Contracts............................................... A-14
        2.11       Liabilities............................................. A-16
        2.12       Compliance with Legal Requirements...................... A-16
        2.13       Governmental Authorizations............................. A-16
        2.14       Tax Matters............................................. A-17
        2.15       Employee and Labor Matters; Benefit Plans............... A-18
        2.16       Environmental Matters................................... A-20
        2.17       Sale of Products; Performance of Services............... A-20
        2.18       Insurance............................................... A-20
        2.19       Related Party Transactions.............................. A-20
        2.20       Legal Proceedings; Orders............................... A-21
        2.21       Authority; Binding Nature of Agreement.................. A-21
        2.22       Non-Contravention; Consents............................. A-21
        2.23       Full Disclosure......................................... A-22

Section 3.         REPRESENTATIONS AND WARRANTIES OF FISHER................ A-22
        3.1        SEC Filings; Financial Statements....................... A-22
        3.2        Authority; Binding Nature of Agreement.................. A-22
        3.3        Valid Issuance.......................................... A-23
        3.4        Merger Subs............................................. A-23

Section 4.         CERTAIN COVENANTS OF THE COMPANIES, THE PARENT AND THE
                   DESIGNATED PERSONS...................................... A-23
        4.1        Access and Investigation................................ A-23
        4.2        Operation of the Companies' Business.................... A-23
        4.3        Notification; Updates to Disclosure Schedule............ A-24





        4.4        No Negotiation.......................................... A-25
        4.5        Due Diligence Investigation............................. A-25

Section 5.         CERTAIN COVENANTS OF FISHER............................. A-26
        5.1        Access and Investigation................................ A-26
        5.2        Operation of Fisher's Business.......................... A-26
        5.3        Notification............................................ A-27
        5.4        No Negotiation.......................................... A-27
        5.5        Due Diligence Investigation............................. A-28

Section 6.         ADDITIONAL COVENANTS OF THE PARTIES..................... A-28
        6.1        Filings and Consents.................................... A-28
        6.2        Proxy Statement; Other Filings.......................... A-29
        6.3        Shareholders' Approvals................................. A-29
        6.4        Public Announcements.................................... A-29
        6.5        Best Efforts............................................ A-29
        6.6        Employment Agreement.................................... A-29
        6.7        Termination of Employee Plans........................... A-29
        6.8        FIRPTA Matters.......................................... A-29
        6.9        Conversion of Preferred Stock........................... A-30

Section 7.         CONDITIONS PRECEDENT TO OBLIGATIONS OF FISHER........... A-30
        7.1        Accuracy of Representations............................. A-30
        7.2        Performance of Covenants................................ A-30
        7.3        Consents................................................ A-30
        7.4        Agreements and Documents................................ A-30
        7.5        No Material Adverse Change.............................. A-30
        7.6        Termination of Employee Plans........................... A-30
        7.7        FIRPTA Compliance....................................... A-31
        7.8        Rule 506................................................ A-31
        7.9        No Restraints........................................... A-31
        7.10       No Legal Proceedings.................................... A-31
        7.11       Fisher Shareholders Meeting............................. A-31
        7.12       Related Party Debt...................................... A-31
        7.13       Investment Certification................................ A-31
        7.14       HALIS Acquisition....................................... A-31

Section 8.         CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARENT,
                      THE COMPANIES AND THE DESIGNATED PERSONS............. A-31
        8.1        Accuracy of Representations............................. A-31
        8.2        Performance of Covenants................................ A-31
        8.3        Consents................................................ A-31
        8.4        Agreements and Documents................................ A-32
        8.5        Fisher Shareholder Meeting.............................. A-32
        8.6        No Material Adverse Change.............................. A-32
        8.7        No Restraints........................................... A-32
        8.8        No Legal Proceedings.................................... A-32
        8.9        Related Party Debt...................................... A-32
        8.10       Fisher's Financial Condition
                      Immediately Prior to Closing......................... A-32
        8.11       HALIS Acquisition....................................... A-32
        8.12       Compucom Waiver......................................... A-32



Section 9.         TERMINATION............................................. A-33
        9.1        Termination Events...................................... A-33
        9.2        Termination Procedures.................................. A-33
        9.3        Effect of Termination................................... A-33

Section 10.        INDEMNIFICATION, ETC.................................... A-33
        10.1       Indemnification by the Parent and the
                      Designated Persons................................... A-34
        10.2       Indemnification by Fisher and the
                      Surviving Corporation................................ A-34
        10.3       Limitations on Indemnification.......................... A-34
        10.4       Procedure............................................... A-34

Section 11.        REGISTRATION OF SHARES.................................. A-35
        11.1       Registration Statement.................................. A-35
        11.2       Indemnification......................................... A-36
        11.3       Delay of Registration................................... A-36
        11.4       Amendment of Section 11................................. A-37

Section 12.        MISCELLANEOUS PROVISIONS................................ A-37
        12.1       Designated Persons' Agent............................... A-37
        12.2       Further Assurances...................................... A-37
        12.3       Fees and Expenses....................................... A-37
        12.4       Attorneys' Fees......................................... A-38
        12.5       Notices................................................. A-38
        12.6       Confidentiality......................................... A-39
        12.7       Time of the Essence..................................... A-39
        12.8       Headings................................................ A-39
        12.9       Counterparts............................................ A-39
        12.10      Governing Law; Venue.................................... A-39
        12.11      Successors and Assigns.................................. A-40
        12.12      Remedies Cumulative; Specific
                      Performance.......................................... A-40
        12.13      Waiver.................................................. A-40
        12.14      Amendments.............................................. A-40
        12.15      Severability............................................ A-40
        12.16      Parties in Interest..................................... A-40
        12.17      Entire Agreement........................................ A-41
        12.18      Construction............................................ A-41

                                    EXHIBITS

Exhibit A   -   Designated Persons

Exhibit B   -   Certain definitions

Exhibit C   -   Directors and officers of Surviving Corporation

Exhibit D   -   Related Party Debt

                    AMENDED AND RESTATED AGREEMENT AND PLAN
                          OF MERGER AND REORGANIZATION


   This amended and restated agreement and plan of merger and reorganization ("Agreement") is made and entered into as of March 29, 1996, by and among:
Fisher Business Systems, Inc., a Georgia corporation ("Fisher"); Aubis, L.L.C., a Georgia limited liability company ("Parent"); Aubis Hospitality Systems,
Inc., a Georgia corporation and a wholly-owned subsidiary of the Parent ("AHS"); Aubis Systems Integration, Inc., a Georgia corporation and a wholly-owned subsidiary of the Parent ("ASI") (AHS and ASI are hereinafter sometimes referred to collectively as the "Companies"), and the parties identified on Exhibit A (the "Designated Persons"). Certain capitalized terms used in this Agreement are defined in Exhibit B.

                                    RECITALS

   A. Fisher, Parent and the Companies entered into an Agreement and Plan of Merger and Reorganization dated as of December 13, 1995 (the "Original Agreement") which contemplated a merger of the Companies into Fisher in accordance with the Georgia Business Corporation Code, in which Fisher would continue to exist as the surviving corporation of such merger.

   B. The parties have subsequently agreed that it is in their mutual best interest to restructure the transactions contemplated in the Original Agreement as two separate mergers of the Companies into two newly created wholly owned subsidiaries of Fisher.

   C. The parties wish to amend and restate the Original Agreement to reflect the revised structure of the mergers and to incorporate certain additional terms as provided herein.

   D. It is intended that the mergers continue to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

   E. This Amended and Restated Agreement has been adopted and approved by the respective boards of directors of Fisher, and the Companies and the members of Parent.

   F. The Parent owns a total of (i) 1,126 shares of the voting common stock, $1.00 par value per share, of AHS, representing 100% of the issued and outstanding stock of AHS, and (ii) 14,288 shares of the voting common stock, no par value per share, of ASI, representing 100% of the issued and outstanding stock of ASI (collectively, the "Companies Common Stock.")

                                   AGREEMENT

   The parties to this Agreement agree as follows:

Section 1.    Description of Transaction

    1.1 Merger of Companies into Merger Subs. Prior to the Closing, Fisher shall cause to be incorporated and organized two wholly owned subsidiaries of Fisher (collectively, the "Merger Subs", or each individually, a "Merger Sub"). Prior to the Closing, Fisher shall transfer to one or both of the Merger Subs certain of Fisher's assets, and one or both of the Merger Subs shall assume substantially all of Fisher's liabilities, all in a manner that is reasonably satisfactory in form and substance to Parent. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3) AHS shall be merged into one of the Merger Subs and ASI shall be merged into the other Merger Sub, and the separate existence of the Companies shall cease (the two mergers of the respective Companies into the respective Merger Subs shall be referred to hereinafter as the "Mergers"). The respective Merger Subs shall be the surviving corporations in the Mergers (the "Surviving Corporations").

    1.2 Effect of Mergers. The Mergers shall have the effects set forth in this Agreement and in the applicable provisions of the Georgia Business Corporation Code. Prior to closing, Fisher shall cause the Merger Subs to enter into this Agreement by addendum whereby each of the Merger Subs adopts the terms and conditions of the Mergers contained herein.

    1.3 Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Smith, Gambrell & Russell, 3343 Peachtree Road, Suite 1800, Atlanta, Georgia 30326, at 10:00 a.m. local time on the first business day which is two (2) days after the date Fisher's shareholders shall have ratified the Mergers, or at such other time and date as the parties shall designate (the "Scheduled Closing Time"). (The date on which the Closing actually takes place is referred to in this Agreement as the "Closing Date.") Contemporaneously with or as promptly as practicable after the Closing, but in no event later than one business day after the Closing, properly executed certificates of merger for the mergers of ASI and AHS into the respective Merger Subs, conforming to the requirements of the Georgia Business Corporation Code, shall be filed with the Secretary of State of the State of Georgia. The Mergers shall take effect at the time the last such certificates of merger are filed with the Secretary of State of the State of Georgia (the "Effective Time").

    1.4 Articles of Incorporation and Bylaws; Directors and Officers. Unless the parties agree otherwise prior to the Effective Time:

         (a) the Articles of Incorporation of the respective Merger Subs shall continue as the Articles of Incorporation of the Surviving Corporations;

         (b) the respective Bylaws of the Merger Subs shall continue as the respective Bylaws of the Surviving Corporations (provided that any amendments reasonably required to carry into effect the purposes of this Agreement also may be made);

         (c) simultaneously with the Closing, the Articles of Incorporation of Fisher shall be amended and restated to:

             (i)  change the name of  Fisher to AUBIS, Inc; and

             (ii) increase authorized common stock to 100,000,000 shares;

         (d) the directors and officers of Fisher and the Surviving Corporations immediately after the Effective Time shall be the individuals identified on Exhibit C; and

         (e) immediately following the Closing, Fisher's Board of Directors shall cause the number of seats on such Board to increase from 5 members to 7 members. As soon as practicable after the Closing, Fisher's Board of Directors shall elect two members to fill the newly created vacancies, one of whom shall be a mutual nominee of Larry Fisher and Paul Harrison, the other of whom shall be a nominee of Paul Harrison.

    1.5  Conversion of Shares.

         (a) Subject to Sections 1.7(b), at the Effective Time, by virtue of the Mergers and without any further action on the part of Fisher, Parent, the Companies, the Merger Subs or any Designated Person, all of the Companies Common Stock outstanding immediately prior to the Effective Time shall be canceled and retired and converted into the right to receive 10,500,000 shares of $.01 par value common stock of Fisher ("Fisher Common Stock") (the "Merger Consideration").

         (b) If any shares of Companies Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any restricted stock purchase agreement or other agreement with the Companies, then the shares of Fisher Common Stock issued in exchange for such shares of Companies Common Stock will be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Fisher Common Stock may accordingly be marked with appropriate legends.

    1.6 Closing of the Companies' Transfer Books. At the Effective Time, the holders of certificates representing shares of Companies Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Companies, and the stock transfer books of the Companies shall be closed with respect to all shares of such Companies Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of the Companies' capital stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any of such shares of Companies Common Stock (a "Company Stock Certificate") is presented to Fisher, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

    1.7  Exchange of Certificates.

         (a) At or as soon as practicable following the Effective Time, each shareholder of record of the Companies shall surrender its respective Company Stock Certificate(s) to the Fisher, together with such transmittal documents as Fisher may reasonably require, and Fisher shall deliver to such shareholders of record of the Companies a certificate or certificates representing the number of shares of Fisher Common Stock issuable pursuant to Section 1.5 in respect of the Companies Common Stock represented by the surrendered Company Stock Certificate(s).

         (b) Until surrendered as contemplated by this Section 1.7, each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive shares of Fisher Common Stock as contemplated by this Section 1.7. If any Company Stock Certificate shall have been lost, stolen or destroyed, Fisher may, in its discretion and as a condition precedent to the issuance of any certificate representing Fisher Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such sum as Fisher may reasonably direct) as indemnity against any claim that may be made against Fisher with respect to such Company Stock Certificate.

         (c) The shares of Fisher Common Stock to be issued in the Mergers shall be characterized as "restricted securities" for purposes of Rule 144 under the Securities Act, and each certificate representing any of such shares shall bear a legend identical or similar in effect to the following legend (together with any other legend or legends required by applicable state securities laws or otherwise):

         THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER
         THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS

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         AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS
         RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

         (d) Fisher shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any holder or former holder of Companies Common Stock pursuant to this Agreement such amounts as Fisher may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

         (e) Fisher shall not be liable to any holder or former holder of Companies Common Stock for any shares of Fisher Common Stock (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

    1.8 Tax Consequences. For federal income tax purposes, the Mergers are intended to constitute a reorganization within the meaning of Section 368 of the Code. The parties to this Agreement hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    1.9 Further Action. If, at any time after the Effective Time, any further action is determined by Fisher to be necessary or desirable to carry out the purposes of this Agreement or to vest the Merger Subs with full right, title and possession of and to all rights and property of the Companies, the officers and directors of Fisher shall be fully authorized (in the name of the Companies and otherwise) to take such action.

Section 2. Representations and Warranties of the Parent, the Companies and the Designated Persons

         The Companies, the Parent and the Designated Persons jointly and severally represent and warrant, to and for the benefit of Fisher and the Merger Subs, as follows (for purposes of this Section 2, unless the context indicates otherwise, a reference to the "Companies" in the plural shall mean each of the Companies individually), as of the date hereof and as of the Closing Date:

    2.1  Due Organization; No Subsidiaries; Etc.

         (a) The Companies are corporations duly organized, validly existing and in good standing under the laws of the State of Georgia and have all necessary power and authority: (i) to conduct their businesses in the manner in which their businesses are currently being conducted and in the manner in which their businesses are proposed to be conducted; (ii) to own and use their assets in the manner in which their assets are currently owned and used and in the manner in which their assets are proposed to be owned and used; and (iii) to perform their obligations under all Contracts by which they are bound.

         (b) The Companies have not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name, other than the names "AUBIS Hospitality Systems, Inc." f/k/a "Wiporwil Systems, Inc." f/d/b/a "Dynamic Decisions", with respect to AHS, and "AUBIS Systems Integration, Inc." f/k/a "G.E. Random & Associates, Inc." f/d/b/a "Peripheral Design", with respect to ASI.

         (c) The Companies are not and have not been required to be qualified, authorized, registered or licensed to do business as foreign corporations in any jurisdiction other than the jurisdictions identified in Part 2.1(c) of the Disclosure Schedule, except where the failure to be so qualified, authorized, registered or licensed has not had and will not have a Material Adverse Effect on the Companies. The Companies are in good standing as foreign corporations in each of the jurisdictions identified in Part 2.1(c) of the Disclosure Schedule.

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         (d) Part 2.1(d) of the Disclosure Schedule accurately sets forth (i)
the names of the members of the Companies' boards of directors, (ii) the names of the members of each committee of the Companies' boards of directors, and
(iii) the names and titles of the Companies' officers.

         (e) Except as set forth in Part 2.1(e) of the Disclosure Schedule, the Companies have no subsidiaries, and have never owned, beneficially or otherwise, any shares or other securities of, or any direct or indirect interest of any nature in, any other Entity.

    2.2 Articles of Incorporation and Bylaws; Records. The Companies have delivered to Fisher accurate and complete copies of: (i) the Companies' articles of incorporation and bylaws, including all amendments thereto; (ii) the stock records of the Companies; and (iii) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders of the Companies, the boards of directors of the Companies and all committees of the boards of directors of the Companies. There have been no meetings or other proceedings or actions of the shareholders of the Companies, the boards of directors of the Companies or any committee of the boards of directors of the Companies that are not fully reflected in such minutes or other records. There has not been any violation of any of the provisions of the Companies' articles of incorporation or bylaws or of any resolution adopted by the Companies' shareholders, the Companies' boards of directors or any committee of the Companies' boards of directors. The books of account, stock records, minute books and other records of the Companies are accurate, up-to-date and complete, and have been maintained in accordance with prudent business practices and all applicable Legal Requirements.

    2.3  Capitalization, Etc.

         (a) The authorized capital stock of AHS consists of 100,000 shares of common stock, of which 1,126 shares have been issued and are outstanding. There are no shares of capital stock held in AHS's treasury. Part 2.3(a) of the Disclosure Schedule sets forth the names of AHS's shareholders and the number of shares of AHS common stock owned of record by each of such shareholders. All of the outstanding shares of AHS common stock have been duly authorized and validly issued, and are fully paid and non-assessable, and none of such shares is subject to any repurchase option or restriction on transfer.

         (b) The authorized capital stock of ASI consists of 100,000 shares of common stock, of which 14,288 shares have been issued and are outstanding.
There are no shares of capital stock held in ASI's treasury. Part 2.3(b) of the Disclosure Schedule sets forth the names of ASI's shareholders and the number of shares of ASI common stock owned of record by each of such shareholders. All of the outstanding shares of ASI common stock have been duly authorized and validly issued, and are fully paid and non-assessable, and none of such shares is subject to any repurchase option or restriction on transfer.

         (c) There is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire, or otherwise relating to, any shares of the capital stock or other securities of the Companies; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Companies; (iii) Contract under which the Companies are or may become obligated to sell or otherwise issue any shares of their capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Companies. Except as set forth in Part 2.3(c) of the Disclosure Schedule, the Companies have never issued or granted any option, call, warrant or right to acquire, or otherwise relating to, any shares of their capital stock or other securities.

         (d) All outstanding shares of Companies Common Stock have been issued in compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts.

         (e) Except as set forth in Part 2.3(e) of the Disclosure Schedule, the Companies have never repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities. All securities so reacquired

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

by the Companies were reacquired in compliance with (i) the applicable provisions of the Georgia Business Corporation Code and all other applicable Legal Requirements, and (ii) any requirements set forth in applicable Contracts.

    2.4  Financial Statements.

         (a) The Companies will within five days after the restatement date of this Agreement deliver to Fisher the audited combined balance sheets of AHS and ASI as of December 31, 1995 and the related audited combined statements of income of AHS for the year then ended and the accompanying report of Habif, Arogetti & Wynne, P.C., independent certified public accountants to the Companies (collectively, the "Company Financial Statements").

         (b) The Company Financial Statements are accurate and complete in all material respects and present fairly the financial position of the Companies as of the respective dates thereof and the results of operations of the Companies for the periods covered thereby. The Company Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except that the Company Financial Statements do not contain footnotes.

    2.5 Absence of Changes. Except as set forth in Part 2.5 of the Disclosure Schedule, since December 31, 1995.

         (a) there has not been any material adverse change in the Companies' business, condition, assets, liabilities, operations, financial performance or prospects, and no event has occurred that will, or could reasonably be expected to, have a Material Adverse Effect on the Companies;

         (b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Companies' assets (whether or not covered by insurance);

         (c) the Companies have not declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, and have not repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities;

         (d) the Companies have not sold, issued or authorized the issuance of
(i) any capital stock or other security, (ii) any option, call, warrant or right to acquire, or otherwise relating to, any capital stock or any other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

         (e) there has been no amendment to the either of the Companies' articles of incorporation or bylaws, and the Companies have not effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

         (f) the Companies have not formed any subsidiary or acquired any equity interest or other interest in any other Entity;

         (g) the Companies have not made any capital expenditure which exceeds $25,000 in the aggregate;

         (h) the Companies have not (i) entered into or permitted any of the assets owned or used by them to become bound by any Material Contract (as defined in Section 2.10(a)), or (ii) amended or prematurely terminated, or waived any material right or remedy under, any Material Contract to which they are or were party or under which they have or have had any rights or obligations;

         (i) the Companies have not (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Companies' past practices;

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         (j) the Companies have not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

         (k) the Companies have not made any pledge of any of their assets or otherwise permitted any of their assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with the Companies' past practices;

         (l) the Companies have not (i) lent money to any Person, or (ii) incurred or guaranteed any indebtedness for borrowed money;

         (m) the Companies have not (i) established, adopted or amended any Employee Benefit Plan, (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of their directors, officers or employees, or (iii) hired any new employee;

         (n) the Companies have not changed any of their methods of accounting or accounting practices in any respect;

         (o) the Companies have not made any Tax election;

         (p) the Companies have not commenced or settled any Legal Proceeding;

         (q) the Companies have not entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with their past practices; and

         (r) the Companies have not agreed or committed to take any of the actions referred to in clauses "(c)" through "(q)" above.

    2.6  Title to Assets.

         (a) The Companies own, and have good, valid and marketable title to, all assets purported to be owned by them, including: (i) all assets reflected on the Unaudited Interim Balance Sheet; (ii) all assets referred to in Parts 2.7(b), 2.8 and 2.9 of the Disclosure Schedule and all of the Companies' rights under the Contracts identified in Part 2.10(a) of the Disclosure Schedule; and
(iii) all other assets reflected in the Companies' books and records as being owned by the Companies. Except as set forth in Part 2.6(a) of the Disclosure Schedule, all of said assets are owned by the Companies free and clear of any liens or other Encumbrances, except for (i) any lien for current taxes not yet due and payable, and (ii) minor liens that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Companies.

         (b) Part 2.6(b) of the Disclosure Schedule identifies all assets that are being leased or licensed to the Companies.

    2.7  Bank Accounts; Receivables; Customers.

         (a) Part 2.7(a) of the Disclosure Schedule provides accurate and complete information with respect to each account maintained by or for the benefit of the Companies at any bank or other financial institution.

         (b) Part 2.7(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Companies as of December 31, 1995. Except as set forth in Part 2.7(b) of the Disclosure Schedule, all existing accounts receivable of the Companies (including those accounts receivable reflected on the Unaudited Interim Balance Sheet that have not yet been collected and those accounts

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receivable that have arisen since December 31, 1995, and have not yet been collected) represent valid obligations of customers of the Companies arising from bona fide transactions entered into in the ordinary course of business.

         (c) Part 2.7(c) of the Disclosure Schedule accurately identifies, and provides an accurate and complete breakdown of the revenues received from, each customer or other Person for each of the Companies for the year ended December 31, 1995. The Companies have not received any notice or other communication indicating that any customer or other Person identified in Part 2.7(c) of the Disclosure Schedule intends or expects to cease dealing with the Companies or to reduce the volume of business transacted by such Person with the Companies below historical levels.

         (d) Part 2.7(d) of the Disclosure Schedule provides an accurate and complete breakdown of all pending and unfilled orders received by the Companies for products, systems and services.

    2.8  Equipment; Leasehold.

         (a) Part 2.8 of the Disclosure Schedule provides accurate and complete information with respect to all material items of equipment, fixtures, leasehold improvements and other tangible assets owned by or leased to the Companies. The assets identified in Part 2.8 of the Disclosure Schedule are adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Companies' businesses in the manner in which such businesses are currently being conducted and in the manner in which such businesses are proposed to be conducted.

         (b) The Companies do not own any real property or any interest in real property, except for the leasehold(s) created under the real property lease(s) identified in Part 2.10(a) of the Disclosure Schedule.

    2.9  Proprietary Assets.

         (a) Part 2.9(a)(1) of the Disclosure Schedule sets forth, with respect to each Company Proprietary Asset that has been registered, recorded or filed with any Governmental Body or with respect to which an application has been filed with any Governmental Body, (i) a brief description of such Company Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration, recordation, filing or application. Part 2.9(a)(2) of the Disclosure Schedule identifies and provides a brief description of all other Company Proprietary Assets owned by the Companies. Part 2.9(a)(3) of the Disclosure Schedule identifies and provides a brief description of each Company Proprietary Asset that is owned by any other Person and that is licensed to or used by the Companies (except for any Company Proprietary Asset that is licensed to either Company under any third party software license generally available to the public at a cost of less than $500). Except as set forth in Part 2.9(a)(4) of the Disclosure Schedule, each Company has good, valid and marketable title to all of the Proprietary Assets identified in Parts 2.9(a)(1) and 2.9(a)(2) of the Disclosure Schedule, free and clear of all liens and other Encumbrances, and has a valid right to use all Proprietary Assets identified in Part 2.9(a)(3) of the Disclosure Schedule. Except as set forth in Part 2.9(a)(5) of the Disclosure Schedule, the Companies are not obligated to make any payment to any Person for the use of any Company Proprietary Asset. Except as set forth in Part 2.9(a)(6) of the Disclosure Schedule, the Companies are free to use, modify, copy, distribute, sell, license or otherwise exploit each of the Company Proprietary Assets on an exclusive basis.

         (b) The Companies have taken all measures and precautions necessary to protect and maintain the confidentiality and secrecy of all Company Proprietary Assets (except Company Proprietary Assets whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the value of all Company Proprietary Assets. Except as set forth in Part 2.9(b) of the Disclosure Schedule, the Companies have not disclosed or delivered or permitted to be disclosed or delivered to any Person, and no Person (other than the Companies) has access to or has any rights with respect to, the source code, or any portion or aspect of the source code, of any Company Proprietary Asset.

         (c) To the knowledge of the Companies, Parent and the Designated Persons, none of the Companies' Proprietary Assets infringes or conflicts with any Proprietary Asset owned or used by any other Person. To the knowledge of the Companies, Parent and the Designated Persons, the Companies are not infringing, misappropriating or making any unlawful use of, and the Companies have not at any time infringed, misappropriated or made any unlawful use of, or received

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any notice or other communication of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Proprietary Asset owned or used by any other Person. To the best of the knowledge of the Companies, the Parent and the Designated Persons, no other Person is infringing, misappropriating or making any unlawful use of, and no Proprietary Asset owned or used by any other Person infringes or conflicts with, any Company Proprietary Asset.

         (d) Except as set forth in Part 2.9(d) of the Disclosure Schedule: (i) each Company Proprietary Asset conforms in all material respects with any specification, documentation, performance standard, representation or statement made or provided with respect thereto by or on behalf of the Companies; and (ii) there has not been any material claim by any customer or other Person alleging that any Company Proprietary Asset does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Companies, and, to the best of the knowledge of the Companies, the Parent and the Designated Persons, there is no basis for any such claim. Except as set forth in Part 2.9(d) of the Disclosure Schedule, the Companies have established adequate reserves on the Unaudited Interim Balance Sheet to cover all costs associated with any obligations that the Companies may have with respect to the correction or repair of programming errors or other defects in the Company Proprietary Assets.

         (e) The Company Proprietary Assets constitute all the Proprietary Assets necessary to enable the Companies to conduct their business in the manner in which such businesses have been conducted and in the manner in which such businesses are proposed to be conducted. Except as set forth in Part 2.9(e) of the Disclosure Schedule, (i) the Companies have not licensed any of the Company Proprietary Assets to any Person on an exclusive basis, and (ii) the Companies have not entered into any covenant not to compete or Contract limiting their ability to exploit fully any of their Proprietary Assets or to transact business in any market or geographical area or with any Person.

         (f) Except as set forth in Part 2.9(f) of the Disclosure Schedule, all current employees of the Companies have executed and delivered to the Companies written agreements (containing no exceptions to or exclusions from the scope of their coverage) that are substantially identical to the form of the Confidentiality and Non-Disclosure Agreement attached to the Disclosure Schedule as Appendices 2.9(f)(1). The Companies have never engaged or received services from any consultant or independent contractor in connection with the design or development of any Proprietary Asset. To the knowledge of the Companies, Parent and the Designated Persons, no former employee of the Company has or claims to have any rights with respect to, or any ownership interest in, any Company Proprietary Asset.

    2.10 Contracts.

         (a) Part 2.10(a) of the Disclosure Schedule identifies each Company Contract that constitutes a "Material Contract." For purposes of this Agreement, each of the following shall be deemed to constitute a "Material Contract":

             (i) any Contract relating to the employment or engagement of, or the performance of services by, any employee, consultant or independent contractor;

             (ii) any Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Proprietary Asset;

             (iii) any Contract imposing any restriction on the Companies' right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person, or (C) to develop or distribute any technology;

             (iv) any Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

             (v) any Contract relating to the acquisition, issuance or transfer of any securities;

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             (vi)   any Contract creating or relating to the creation of any
                    Encumbrance with respect to any asset owned or used by the Companies;

             (vii) any Contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity, any right of contribution or any surety arrangement;

             (viii) any Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

             (ix) any Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.19);

             (x) any Contract to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations, or involving or directly or indirectly benefiting any Governmental Body (including any subcontract or other Contract between the Company and any contractor or subcontractor to any Governmental Body);

             (xi) any Contract entered into outside the ordinary course of business or inconsistent with the Companies' past practices;

             (xii) any Contract that has a term of more than 60 days and that may not be terminated by the Company (without penalty) within 60 days after the delivery of a termination notice by the Subject Business; and

             (xiii) any Contract that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $5,000 in the aggregate, or (B) the performance of services having a value in excess of $5,000 in the aggregate.

         (b) Except as set forth in Part 2.10(b) of the Disclosure Schedule, the Companies have delivered to Fisher accurate and complete copies of all Contracts identified in Part 2.10(a) of the Disclosure Schedule, including all amendments thereto. Each Contract identified in Part 2.10(a) of the Disclosure Schedule is valid and in full force and effect, and is enforceable by the Companies in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

         (c) Except as set forth in Part 2.10(c) of the Disclosure Schedule:

             (i) The Companies have not violated or breached, or committed any default under, any Company Contract, and, to the best of the knowledge of the Companies, the Parent and the Designated Persons, no other Person has violated or breached, or committed any default under, any Company Contract;

             (ii) to the best of the knowledge of the Companies, the Parent and the Designated Persons, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Company Contract, (B) give any Person the right to declare a default or exercise any remedy under any Company Contract, (C) give any Person the right to accelerate the maturity or performance of any Company Contract, or (D) give any Person the right to cancel, terminate or modify any Company Contract;

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             (iii)  since December 31, 1994, the Companies have not received any notice or other communication regarding (i) any actual or possible violation or breach of, or default under, any Company Contract, or (ii) any actual or possible termination of any Company Contract; and

             (iv) the Companies have not waived any of their material rights under any Contract.

         (d) Except as set forth in Part 2.10(d) of the Disclosure Schedule, no Person is renegotiating, or has the right to renegotiate, any amount paid or payable to the Companies under any Company Contract or any other term or provision of any Company Contract.

         (e) The Contracts identified in Part 2.10(a) of the Disclosure Schedule collectively constitute all of the Material Contracts necessary to enable the Companies to conduct their businesses in the manner in which their businesses are currently being conducted and in the manner in which their businesses are proposed to be conducted.

         (f) Part 2.10(f) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any pending bid, offer or proposal has been submitted or received by the Companies.

    2.11 Liabilities.

         (a) The Companies have no accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles, and whether due or to become due), except for: (i) liabilities identified as such in the "liabilities" column of the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Companies since December 31, 1995 in the ordinary course of business and consistent with the Companies' past practices; and (iii) the liabilities identified in Part 2.11(a) of the Disclosure Schedule.

         (b) Part 2.11(b) of the Disclosure Schedule provides an accurate and complete breakdown of (i) all accounts payable of each Company as of February 29, 1996, and (ii) all notes payable of the Companies and all indebtedness of the Companies for borrowed money.

         (c) Part 2.11(c) of the Disclosure Schedule provides an accurate and complete breakdown of the Companies' "deferred support revenue" as of December 31, 1995 and all related obligations and other liabilities of the Companies.

    2.12 Compliance with Legal Requirements. The Companies are, and have at all times since December 31, 1994 been, in compliance with all applicable Legal Requirements, except where the failure to comply with such Legal Requirements has not had and will not have in any individual case or in the aggregate, a Material Adverse Effect on the Companies. Except as set forth in Part 2.12 of the Disclosure Schedule, since December 31, 1994, the Companies have not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

    2.13 Governmental Authorizations. Part 2.13 of the Disclosure Schedule identifies each material Governmental Authorization held by the Companies, and the Companies have delivered to Fisher accurate and complete copies of all Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Companies to conduct their businesses in the manner in which their businesses are currently being conducted and in the manner in which their businesses are proposed to be conducted. The Companies are, and at all times since December 31, 1994 have been, in compliance with the material terms and requirements of the respective Governmental Authorizations identified in Part 2.13 of the Disclosure Schedule. Since December 31, 1994, the Companies have not received any notice or other communication from any Governmental Body regarding (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental

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

Authorization, or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

    2.14 Tax Matters.

         (a) Except as set forth on Part 2.14(a) of the Disclosure Schedule, all Tax Returns required to be filed by or on behalf of the Companies with any Governmental Body with respect to any transaction occurring or any taxable period ending on or before the Closing Date (the "Company Returns") (i) have been or will be filed when due, and (ii) have been, or will be when filed, accurately and completely prepared in compliance with all applicable Legal Requirements. Except as set forth on Part 2.14(a) of the Disclosure Schedule, all amounts shown on the Company Returns to be due on or before the Closing Date have been or will be paid on or before the Closing Date. Except as set forth on
Part 2.14(a) of the Disclosure Schedule, the Companies have delivered to Fisher accurate and complete copies of all Company Returns for AHS filed since December 31, 1991, and for ASI filed since June 30, 1992.

         (b) The Company Financial Statements fully accrue all actual and contingent liabilities for Taxes with respect to all periods through the dates thereof in accordance with generally accepted accounting principles. The Companies will establish, in the ordinary course of business and consistent with their past practices, reserves adequate for the payment of all Taxes for the period from November 30, 1995 through the Closing Date, and the Companies will disclose the dollar amount of such reserves to Fisher on or prior to the Closing Date.

         (c) Each Company Return relating to income Taxes that has been filed with respect to any period ended on or prior to December 31, 1991 with respect to AHS, and June 30, 1992 with respect to ASI, has either (i) been examined and audited by all relevant Governmental Bodies, or (ii) by virtue of the expiration of the limitation period under applicable Legal Requirements, is no longer subject to examination or audit by any Governmental Body. Except as set forth in Part 2.14(c) of the Disclosure Schedule, there has been no examination or audit of any Company Return, and no such examination or audit has been proposed or scheduled by any Governmental Body. The Companies have delivered to Fisher accurate and complete copies of all audit reports and similar documents (to which the Companies have access) relating to the Company Returns. Except as set forth in Part 2.14(c) of the Disclosure Schedule, no extension or waiver of the limitation period applicable to any of the Company Returns has been granted (by the Companies or any other Person), and no such extension or waiver has been requested from the Companies.

         (d) Except as set forth in Part 2.14(d) of the Disclosure Schedule, no claim or Legal Proceeding is pending or has been threatened against or with respect to the Companies in respect of any Tax. Except as set forth in Part 2.14(d) of the Disclosure Schedule, there are no unsatisfied liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to any notice of deficiency or similar document received by the Companies. There are no liens for Taxes upon any of the assets of the Companies, except liens for current Taxes not yet due and payable. The Companies have not entered into or become bound by any agreement or consent pursuant to Section 341(f) of the Code. The Companies have not been, and the Companies will not be, required to include any adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 of 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, prior to the Closing.

         (e) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Companies that, considered individually or considered collectively with any other such Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. The Companies are not, and have never been, a part to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar Contract.

    2.15 Employee and Labor Matters; Benefit Plans.

         (a) Part 2.15(a) of the Disclosure Schedule contains a list of all salaried employees of the Companies as of the date of this Agreement, and correctly reflects their salaries, any other compensation payable to them (including

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

compensation payable pursuant to bonus, deferred compensation or commission arrangements), their dates of employment and their positions. The Companies are not a party to any collective bargaining contract or other Contract with a labor union involving any of its employees.

         (b) Part 2.15(b) of the Disclosure Schedule identifies each employee of the Companies who is not fully available to perform work because of disability or other leave, and sets forth the basis of such leave and the anticipated date of return to full service.

         (c) Part 2.15(c) of the Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (individually referred to as a "Plan" and collectively referred to as the "Plans") sponsored, maintained, contributed to or required to be contributed to by the Companies for the benefit of any current or former employee of the Companies.

         (d) The Companies do not maintain, sponsor or contribute to, and, to the best of the knowledge of the Companies, the Parent and the Designated Persons, the Companies have not at any time in the past maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2)) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of employees or former employees of the Companies (a "Pension Plan").

         (e) The Companies do not maintain, sponsor or contribute to any employee welfare benefit plan (as defined in Section 3(1) of ERISA, whether or not excluded from coverage under specific Titles or Merger Subtitles of ERISA) for the benefit of employees or former employees of the Companies (a "Welfare Plan") except for those Welfare Plans described in Part 2.15(e) of the Disclosure Schedule, none of which is a multiemployer plan (within the meaning of Section 3(37) of ERISA).

         (f) With respect to each Plan, the Companies have delivered to Fisher:

             (i) an accurate and complete copy of such Plan (including all amendments thereto);

             (ii) an accurate and complete copy of the annual report (if required under ERISA) with respect to such Plan for each of 1993 and 1994;

             (iii) an accurate and complete copy of (A) the most recent summary plan description, together with each Summary of Material Modifications (if required under ERISA) with respect to such Plan, and (B) each material employee communication relating to such Plan;

             (iv) if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies of the most recent financial statements thereof;

             (v) accurate and complete copies of all Contracts relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements; and

             (vi) an accurate and complete copy of the most recent determination letter received from the Internal Revenue Service with respect to such Plan (if such Plan is intended to be qualified under Section 401(a) of the Code).

         (g) The Companies are not required to be, and, to the best of the knowledge of the Companies, the Parent and the Designated Persons, the Companies have never been required to be, treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. The Companies have never been a member of an "affiliated service group" within the meaning of Section 414(m) of the Code. To the best of the knowledge of the Companies, the Parent and the Designated Persons, the Companies have never made a complete or partial withdrawal from a "multiemployer plan" (as defined in Section 3(37) of ERISA) resulting in "withdrawal liability" (as defined in Section 4201 of ERISA), without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA.

         (h) The Companies do not have any plan or commitment to create any additional Welfare Plan or any Pension Plan, or to modify or change any existing Welfare Plan or Pension Plan (other than to comply with applicable law).

         (i) No Welfare Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee of the Companies after any such employee's termination of service (other than (i) benefit coverage mandated by applicable law, including coverage provided pursuant to
Section 4980B of the Code, (ii) deferred compensation benefits accrued as liabilities on the Unaudited Interim Balance Sheet, and (iii) benefits the full cost of which are borne by current or former employees of the Companies (or their beneficiaries).

         (j) With respect to each of the Welfare Plans constituting a group health plan within the meaning of Section 4980B(g)(2) of the Code, the provisions of Section 4980B of the Code ("COBRA") have been complied with in all material respects.

         (k) Each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including ERISA and the Code.

         (l) Each of the Plans intended to be qualified under Section 401(a) of the Code has received a favorable determination from the Internal Revenue Service, and neither the Parent, the Companies, nor any of the Designated Person is aware of any reason why any such determination letter should be revoked.

         (m) Except as set forth in Part 2.15(m) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the Mergers or any of the other transactions contemplated by this Agreement, will result in any bonus payment, golden parachute payment, severance payment or other payment to any current or former employee or director of the Companies (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

         (n) The Companies are in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, employee compensation, wages, bonuses and terms and conditions of employment.

         (o) The Companies have good labor relations, and neither the Companies, the Parent nor any of the Designated Persons has any knowledge of any facts indicating that (i) the consummation of the Mergers or any of the other transactions contemplated by this Agreement will have a material adverse effect on the Companies' labor relations, or (ii) any of the Companies' employees intends to terminate his or her employment with the Companies.

   2.16 Environmental Matters. The Companies are and have at all times been in compliance, in all material respects, with all applicable Environmental Laws. The Companies possess all permits and other Governmental Authorizations required under applicable Environmental Laws, and the Companies are and have at all times been in compliance with the terms and requirements of all such Governmental Authorizations. The Companies have not received any notice or other communication (whether from a Governmental Body, citizens group, employee or otherwise) that alleges that the Companies are not in compliance with any Environmental Law, and, to the best of the knowledge of the Companies, the Parent and Designated Persons, there are no circumstances that could reasonably be expected to prevent or interfere with the Companies' compliance with any Environmental Law in the future. To the best of the knowledge of the Companies, the

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

Parent and the Designated Persons, no current or prior owner of any property leased or controlled by the Companies has received any notice or other communication (whether from a Governmental Body, citizens group, employee or otherwise) that alleges that such current or prior owner or the Companies are not or were not in compliance with any Environmental Law. All Governmental Authorizations currently held by the Companies pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule.

    2.17 Sale of Products; Performance of Services.

         (a) Except in the ordinary course of business in accordance with past practices, the Companies will not incur or otherwise become subject to any material liability arising from (i) any product, system, program, Proprietary Asset or other asset designed, developed, manufactured, assembled, sold, supplied, installed, repaired, licensed or made available by the Companies on or prior to the Closing Date, or (ii) any consulting services, installation services, programming services, repair services, maintenance services, training services, support services or other services performed by the Companies on or prior to the Closing Date.

         (b) Except as set forth in Part 2.17(b) of the Disclosure Schedule, no customer or other Person has, at any time since December 31, 1994, asserted or threatened to assert any claim against the Companies (other than claims that have been resolved satisfactorily at no material cost to the Companies) under or based upon (i) any warranty provided by or on behalf of the Companies, or (ii) any services performed by the Companies.

    2.18 Insurance. Part 2.18 of the Disclosure Schedule provides accurate and complete information with respect to each insurance policy maintained by, at the expense of or for the benefit of each of the Companies and with respect to any claims made thereunder. The Companies have delivered to Fisher accurate and complete copies of the insurance policies identified in Part 2.18 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.18 of the Disclosure Schedule is in full force and effect. Since December 31, 1994, the Companies have not received any notice or other communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any claim under any insurance policy, or
(c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

    2.19 Related Party Transactions. Except as set forth in Part 2.19 of the Disclosure Schedule: (a) no Related Party has, and no Related Party has at any time since December 31, 1994 had, any direct or indirect interest in any material asset used in or otherwise relating to the business of the Companies;
(b) no Related Party is, or has at any time since December 31, 1994 been, indebted to the Companies; (c) since December 31, 1994, no Related Party has entered into, or has had any direct or indirect financial interest in, any material Contract, transaction or business dealing involving the Companies; (d) no Related Party is competing, or has at any time since December 31, 1994 competed, directly or indirectly, with the Companies; and (e) no Related Party has any claim or right against the Companies (other than rights to receive compensation for services performed as an employee of the Companies). (For purposes of this Section 2.19, each of the following shall be deemed to be a "Related Party": (i) each of the Designated Persons; (ii) each individual who is, or who has at any time since December 31, 1992 been, an officer or director of the Companies; (iii) each individual who is, or who at any time since December 31, 1992 has been, a member of the immediate family of any of the individuals referred to in clauses "(i)" and "(ii)" above; and (iv) any trust or other Entity (other than the Companies) in which any one of the individuals referred to in clauses "(i)," "(ii)" and "(iii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

    2.20 Legal Proceedings; Orders.

         (a) Except as set forth in Part 2.20(a) of the Disclosure Schedule, there is no pending Legal Proceeding, and, to the best of the knowledge of the Companies, the Parent and the Designated Persons, no Person has threatened to commence any Legal Proceeding: (i) that involves the Companies or any of the assets owned or used by the Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any of the other transactions contemplated by this Agreement. To the best of the knowledge of the Companies, the Parent and the Designated Persons, except as set forth in Part 2.20(a) of the Disclosure Schedule, no event

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

has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

         (b) Except as set forth in Part 2.20(b) of the Disclosure Schedule, no Legal Proceeding is currently pending against the Companies.

         (c) There is no order, writ, injunction, judgment or decree to which the Companies, or any of the assets owned or used by the Companies, are subject. Neither the Designated Persons, the Parent nor the Companies are is subject to any order, writ, injunction, judgment or decree that relates to the Companies' business or to any of the assets owned or used by the Companies. To the best of the knowledge of the Companies, the Parent and the Designated Persons, no officer or other employee of the Companies is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Companies' businesses.

    2.21 Authority; Binding Nature of Agreement. The Parent, the Designated Persons and the Companies have the absolute and unrestricted right, power and authority to enter into and to perform their respective obligations under this Agreement; and the execution, delivery and performance by Parent and the Companies of this Agreement have been duly authorized by all necessary action on the part of the Parent, the Companies and their respective boards of directors and shareholders. This Agreement constitutes the legal, valid and binding obligation of the Designated Persons, the Parent and the Companies, enforceable against the Designated Persons, the Parent and the Companies in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

    2.22 Non-Contravention; Consents. Except as set forth in Part 2.22 of the Disclosure Schedule, neither (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (ii) the consummation of the Mergers or any of the other transactions contemplated by this Agreement, will directly or indirectly (with or without notice or lapse of time):

         (a) contravene, conflict with or result in a violation of (i) any of the provisions of the Parent's or the Companies' articles of incorporation or bylaws, or (ii) any resolution adopted by the Parent's or the Companies' shareholders, the Parent's or the Companies' boards of directors or any committee of the Parent's or the Companies' boards of directors;

         (b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which the Parent or the Companies, or any of the assets owned or used by the Parent or the Companies, are subject;

         (c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Companies or that otherwise relates to the Companies' business or to any of the assets owned or used by the Companies;

         (d) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to (i) declare a default or exercise any remedy under any Material Contract, (ii) accelerate the maturity or performance of any Material Contract, or (iii) cancel, terminate or modify any Material Contract; or

         (e) result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Companies (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Companies).

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

Except as set forth in Part 2.22 of the Disclosure Schedule, the Parent and the Companies are not and will not be required to make any filing with or given any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, or (y) the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

      2.23 Full Disclosure. This Agreement (including the Disclosure Schedule) does not, and the Parent's and Designated Persons' Closing Certificate (as defined in Section 7.4(h)) will not, (i) contain any representation, warranty or information that is false or misleading with respect to any material fact, or
(ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein not false or misleading.

Section 3. REPRESENTATIONS AND WARRANTIES OF FISHER

           Fisher represents and warrants to the Companies, the Parent and the Designated Persons as follows:

      3.1  SEC Filings; Financial Statements.

           (a) Fisher will deliver to the Companies, within five (5) days hereof, accurate and complete copies (excluding copies of exhibits) of each report, registration statement, (on a form other than Form S-8) and definitive proxy statement filed by Fisher with the SEC between January 1, 1992 and the date of this Agreement (the "Fisher SEC Documents"). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Fisher SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) none of the Fisher SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

           (b) The consolidated financial statements contained in the Fisher SEC
Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereof; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such financial statements and (in the case of unaudited statements) as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end audit adjustments (which will not, individually or in the aggregate, be material in magnitude); and (iii) fairly present the consolidated financial position of Fisher as of the respective dates thereof and the consolidated results of operations of Fisher for the periods covered thereby.

      3.2 Authority; Binding Nature of Agreement. Subject to obtaining the requisite approval of Fisher's shareholders with respect to the amendment to Fisher's Articles of Incorporation described in Section 1.4(c)(iii) hereof, Fisher has the absolute and unrestricted right, power and authority to perform its obligations under this Agreement; and the execution, delivery and performance by Fisher of this Agreement have been duly authorized by all necessary action on the part of Fisher and its board of directors. This Agreement shall constitute the legal, valid and binding obligation of Fisher, enforceable against it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

      3.3 Valid Issuance. The Fisher Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

      3.4 Merger Subs. The Merger Subs shall, prior to Closing, have been duly organized, validly existing and in good standing under the laws of Georgia. Fisher shall be the sole shareholder of the Merger Subs. Prior to the Closing, the Mergers shall have been authorized by all necessary action of the part of Merger Subs, their respective boards of directors and Fisher as sole shareholder.

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

Section 4. CERTAIN COVENANTS OF THE COMPANIES, THE PARENT AND THE DESIGNATED PERSONS

      4.1 Access and Investigation. During the period from the date of this Agreement through the Effective Time (the "Pre-Closing Period"), the Parent and the Companies shall, and shall cause their Representatives to: (a) provide Fisher and Fisher's Representatives with reasonable access to the Companies' Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Companies; and (b) provide Fisher and Fisher's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Companies, and with such additional financial, operating and other data and information regarding the Companies, as Fisher may reasonably request. Notwithstanding the provisions of Section 12.17, paragraph 7 of the letter agreement between Parent and Fisher dated November 16, 1995 ("Letter of Intent") shall remain in effect through the Closing Date and shall bind Fisher with respect to any Evaluation Material (as defined in the Letter of Intent) provided to Fisher or its Representatives during the Pre-Closing Period.

      4.2 Operation of the Companies' Businesses. During the Pre-Closing Period, unless Fisher otherwise consents in writing:

           (a) the Companies shall conduct their businesses and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

           (b) the Companies shall use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and maintain their relations and goodwill with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Companies;

           (c) the Companies shall keep in full force all insurance policies identified in Part 2.18 of the Disclosure Schedule;

           (d) the Companies shall cause their officers to report regularly to Fisher concerning the status of the Companies' businesses;

           (e) the Companies shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

           (f) the Companies shall not sell, issue or authorize the issuance of
(i) any capital stock or other security, (ii) any option, call, warrant or right to acquire, or relating to, any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security;

           (g) neither the Companies, the Parent nor any of the Designated Persons shall amend or permit the adoption of any amendment to the Companies' articles of incorporation or bylaws, or effect or permit either of the Companies to become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

           (h) the Companies shall not form any subsidiary or acquire any equity interest or other interest in any other Entity;

           (i) the Companies shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Companies during the Pre-Closing Period, do not exceed $30,000 in the aggregate;

         (j) the Companies shall not (i) enter into or become bound by, or permit any of the assets owned or used by them to become bound by, any Material Contract, or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Material Contract;

         (k) the Companies shall not, other than in the ordinary course of business consistent with past practice (i) acquire, lease or license any right or other asset from any other Person, (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person, or (iii) waive or relinquish any right, except for immaterial assets acquired, leased, licensed or disposed of by the Companies pursuant to Contracts that are not Material Contracts;

         (l) the Companies shall not (i) lend money to any Person, or (ii) incur or guarantee any indebtedness, except that the Companies may make routine borrowings in the ordinary course of business under their respective existing lines of credit;

         (m) The Companies shall not (i) establish, adopt or amend any Employee Benefit Plan (other than the employee retention program and severance program referred to in Section 6.9), (ii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hire any new employee whose aggregate annual compensation is expected to exceed $35,000;

         (n) the Companies shall not change any of their methods of accounting or accounting practices in any respect, including without limitation any change with respect to writing off of accounts receivable;

         (o) the Companies shall not make any Tax election;

         (p) the Companies shall not commence or settle any Legal Proceeding;

         (q) the Companies shall not enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with its past practices; and

         (r) the Companies shall not agree or commit to take any of the actions described in clauses "(e)" through "(q)" of this Section 4.2.

    4.3  Notification; Updates to Disclosure Schedule.

         (a) During the Pre-Closing Period, the Companies, the Parent and the Designated Persons shall promptly notify Fisher in writing of:

             (i) the discovery by the Companies, the Parent or the Designated Persons of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by the Companies, the Parent or any of the Designated Persons in this Agreement;

             (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by the Companies, the Parent or any of the Designated Persons in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

             (iii) any breach of any covenant or obligation of the Companies, the Parent or any of the Designated Persons; and

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

               (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 or Section 8 impossible or unlikely.

           (b) Within 10 days following the restatement date of this Agreement, the Companies shall deliver a final amended and restated Disclosure Schedule (subject to updates as provided below). To the extent such amended and restated Disclosure Schedule contains information not previously reflected on the original Disclosure Schedule or updates thereof subsequently delivered to Fisher, Fisher shall have the option to terminate this Agreement by giving notice within 7 days as described in this paragraph. If any event, condition, fact or circumstance that is required to be disclosed pursuant to Section 4.3(a) requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition, fact or circumstance, then the Companies, the Parent or the Designated Persons shall promptly deliver to Fisher an update to the Disclosure Schedule specifying such change. Upon receipt of any such updated Disclosure Schedule from the Companies, the Parent or the Designated Persons, Fisher shall have the right to terminate this Agreement in accordance with
Section 9.1(h) by giving notice in accordance with Section 9.2 within 7 days following delivery of such updated Disclosure Schedule to Fisher. If Fisher fails to give such notice within such 7 day period, the Disclosure Schedule shall be deemed amended to include the updated information for all purposes hereunder.

      4.4 No Negotiation. During the Pre-Closing Period, neither the Companies, the Parent nor any of the Designated Persons shall, directly or indirectly:

           (a) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Fisher) relating to a possible Acquisition Transaction;

           (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Fisher) relating to or in connection with a possible Acquisition Transaction; or

           (c) consider, entertain or accept any proposal or offer from any Person (other than Fisher) relating to a possible Acquisition Transaction.

The Parent or the Companies shall promptly notify Fisher in writing of any inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by the Parent or the Companies or any of the Designated Persons during the Pre-Closing Period.

      4.5 Due Diligence Investigation. Within 10 days following the restatement date of this Agreement, the Parent shall complete its due diligence investigation of Fisher. If such investigation reveals any fact that Parent determines in its sole discretion will affect the business, assets or operations of Fisher in a material adverse manner, then Parent may, within 20 days following the restatement date of this Agreement, terminate this Agreement pursuant to Section 9.1(i). Parent's due diligence investigation of Fisher shall not in any case diminish, obviate or otherwise affect the representations or warranties contained in Section 3. Parent's failure to terminate this Agreement as provided above in this Section shall not affect in any way, or be deemed a waiver of, Parent's rights under Sections 8 or 10 of this Agreement.

Section 5. CERTAIN COVENANTS OF FISHER

      5.1 Access and Investigation. During the Pre-Closing Period, Fisher shall, and shall cause its Representatives to: (a) provide the Parent and the Parent's Representatives with reasonable access to Fisher's Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to Fisher or the Merger Subs; and (b) provide the Parent and the Parent's Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to Fisher or the Merger Subs, and with such additional financial, operating and other data and information regarding Fisher or the Merger Subs, as the Parent may reasonably request. Notwithstanding the provisions of Section 12.17, paragraph 7 of the Letter of Intent shall remain in effect through the Closing Date and shall bind the Parent, the Companies, and the Designated Persons

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

with respect to any Evaluation Material (as defined in the Letter of Intent) provided to the Parent, the Companies or the Designated Persons or their respective Representatives at any time during the Pre-Closing Period.

    5.2 Operation of Fisher's Business. During the Pre-Closing Period, unless the Parent otherwise consents in writing:

         (a) Fisher shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

         (b) Fisher shall use reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and goodwill with all suppliers, customers, landlords, creditors, employees and other Persons having business relationship with Fisher;

         (c) Fisher shall keep in full force all its insurance policies;

         (d) Fisher shall cause its officers to report regularly to Parent concerning the status of Fisher's business;

         (e) Fisher shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock, and shall not repurchase, redeem or otherwise reacquire any shares of capital stock or other securities;

         (f) Except as permitted or contemplated herein, Fisher shall not sell, issue or authorize the issuance of (i) any capital stock or other security, (ii) any option, call, warrant or right to acquire, or relating to, any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security; provided, however, that Fisher may arrange for the private placement of up to $1.2 million in debt that is convertible into common stock of Fisher (on the basis of $1 in debt being convertible to one share of common stock of Fisher) so long as Parent is afforded the opportunity to participate in any such private placement if it so elects and so long as no more than 1,200,000 shares of Fisher common stock are issued upon any such conversion (unless Parent shall consent otherwise);

         (g) Except as permitted or contemplated herein, Fisher shall not amend or permit the adoption of any amendment to Fisher's articles of incorporation or bylaws, or become a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

         (h) Fisher shall not form any subsidiary or acquire any equity interest or other interest in any other Entity other than the Merger Subs;

         (i) Fisher shall not make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of Fisher during the Pre-Closing Period, do not exceed $30,000 in the aggregate;

         (j) Fisher shall not (i) enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Material Contract, or
(ii) amend or prematurely terminate, or waive any material right or remedy under, any Material Contract;

         (k) Fisher shall not, other than in the ordinary course of business consistent with past practice, (i) acquire, lease or license any right or other asset from any other Person, (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person or (iii) waive or relinquish any right, except for immaterial assets acquired, leased, licensed or disposed of by Fisher pursuant to Contracts that are not Material Contracts;

         (l) Fisher shall not (i) lend money to any Person, or (ii) incur or guarantee any indebtedness, except that Fisher may make routine borrowings in the ordinary course of business, under its existing lines of credit;

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

         (m) Fisher shall not (i) establish, adopt or amend any Employee Benefit Plan, (ii) pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, or (iii) hire any new employee whose aggregate annual compensation is expected to exceed $35,000;

         (n) Fisher shall not change any of its methods of accounting or accounting practices in any respect;

         (o) Fisher shall not make any Tax election;

         (p) Fisher shall not commence or settle any Legal Proceeding;

         (q) Fisher shall not enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with its past practices; and

         (r) Fisher shall not agree or commit to take any of the actions described in clauses "(e)" through "(q)" of this Section 5.2.

    5.3  Notification.

         (a) During the Pre-Closing Period, Fisher shall promptly notify the Parent in writing of:

             (i) the discovery by Fisher of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes an inaccuracy in or breach of any representation or warranty made by Fisher in this Agreement;

             (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute an inaccuracy in or breach of any representation or warranty made by Fisher in this Agreement if (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance, or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement;

             (iii) any breach of any covenant or obligation of Fisher; and

             (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in
                   Section 7 or Section 8 impossible or unlikely.

    5.4 No Negotiation. During the Pre-Closing Period Fisher shall not, directly or indirectly:

         (a) solicit or encourage the initiation of any inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

         (b) participate in any discussions or negotiations or enter into any agreement with, or provide any non-public information to, any Person (other than Parent) relating to or in connection with a possible Acquisition Transaction; or

         (c) consider, entertain or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction;

provided, however, that Fisher may take any of the actions referred to in (a) through (c) above to the extent Fisher's Board of Directors in good faith determines that such action is required in order to discharge the Board of Directors' fiduciary obligations under the Code, and, if Fisher's Board of Directors determines in good faith in the exercise its fiduciary duty that any such possible Acquisition Transaction would be of greater benefit to Fisher's shareholders than the Mergers, Fisher may terminate this Agreement in accordance with Section 9.1(i). In the event of such a termination, Fisher agrees to reimburse the Companies for their Merger Fees (as defined in Section 12.3). In addition, if the Acquisition Transaction accepted by Fisher's Board of Directors in lieu of the Mergers are consummated, and the value of consideration received by Fisher's shareholders as a result of such Acquisition Transaction exceeds $3,000,000, at the closing of such Acquisition Transaction, Fisher shall pay the Companies 25% of the amount by which such consideration exceeds $3,000,000. Fisher shall have the option of making such payment in cash or in the same form of consideration paid to Fisher shareholders as a result of such Acquisition Transaction.

Fisher shall promptly notify the Parent in writing of any inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by Fisher during the Pre-Closing Period.

      5.5 Due Diligence Investigation. Within 10 days following the restatement date of this Agreement, Fisher shall complete its due diligence investigation of the Companies. If such investigation reveals facts which lead Fisher reasonably and in good faith to believe: (i) that the Companies intentionally withheld or concealed material information requested by Fisher in connection with such due diligence investigation; (ii) that the representations and warranties contained in Section 2 are inaccurate in any material respect; or
(iii) that there has been a material adverse change in the Companies' business, assets, liabilities, operations, financial performance or prospects since December 31, 1995, then Fisher may, within 20 days following the date of this Agreement, terminate this Agreement pursuant to Section 9.1(k). Fisher's due diligence investigation of Parent shall not in any case diminish, obviate or otherwise affect the representations or warranties contained in Section 2. Fisher's failure to terminate this Agreement as provided above in this Section shall not affect in any way or be deemed a waiver of Fisher's rights under Sections 7 or 10 of this Agreement.

Fisher shall promptly notify the Parent in writing of any inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by Fisher during the Pre-Closing Period.

Section 6. Additional Covenants of the Parties

      6.1 Filings and Consents. As promptly as practicable after the execution of this Agreement, each party to this Agreement (a) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Mergers and the other transactions contemplated by this Agreement, and (b) shall use his, its or their best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement. The Parent and the Companies shall promptly deliver to Fisher a copy of each such filing made, each such notice given and each such Consent obtained by the Companies during the Pre-Closing Period. Fisher shall promptly deliver to the Parent a copy of each such filing made, each such notice given and each such consent obtained by Fisher during the Pre-Closing Period.

      6.2  Proxy Statement; Other Filings.

           (a) Fisher and the Companies shall prepare, shall file with the SEC as promptly as practicable and shall use all reasonable efforts to have cleared by the SEC, a proxy statement with respect to the Shareholders' Meeting referred to in Section 6.3, the changes in the articles of incorporation and Bylaws contemplated in Section 1.4 hereof, the transfer of Fisher assets and liabilities to the respective Merger Subs as contemplated in Section 1.1 hereof and the payment of the Merger Consideration described in Section 1.5. The term "Proxy Statement" shall mean such proxy statement at the time it initially is mailed to Fisher's shareholders and all amendments or supplements thereto duly filed and similarly mailed. Each of Fisher and the Companies agrees to correct promptly (but in no event later than the date of the Shareholders' Meeting referred to in Section 6.3) any information provided by it for use in the Proxy Statement which contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Fisher, Parent and the Companies shall cooperate with each other in the preparation of such Proxy Statement.

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

           (b) As soon as practicable after the date hereof, Fisher and the Companies shall promptly prepare and file any other filings required under the Exchange Act, the Securities Act or any other federal or state securities laws relating to the Mergers and the transactions contemplated herein ("Other Filings").

      6.3 Shareholders' Approvals. Fisher, in accordance with applicable law, shall promptly (i) submit for approval by its shareholders the amendment to Fisher's Articles of Incorporation described in Section 1.4(c)(iii) hereof, and
(ii) submit this Agreement and the transactions contemplated hereby for the ratification of its shareholders; each to occur at an annual meeting of shareholders (the "Shareholders' Meeting") to be held as soon as practicable. Subject to the fiduciary duties of the Board of Directors of the Company under applicable law, Fisher shall use its best efforts to obtain shareholder approval and ratification.

      6.4 Public Announcements. During the Pre-Closing Period, (a) neither the Parent, the Companies nor any of the Designated Persons shall (and the Parent and the Companies shall not permit any of their Representatives to) issue any press release or make any public statement regarding this Agreement or the Mergers, or regarding any of the other transactions contemplated by this Agreement, without Fisher's prior written consent, and (b) Fisher will consult with the Companies prior to issuing any press release or making any public statement regarding the Mergers.

      6.5 Best Efforts. During the Pre-Closing Period, (a) the Parent, the Companies and the Designated Persons shall use their reasonable best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis, and (b) Fisher shall use its reasonable best efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

      6.6 Employment Agreement. At the Closing, each of Larry Fisher and Paul Harrison shall execute and deliver to Fisher Employment Agreements in a form mutually acceptable to Fisher and the respective individuals entering into such agreements. In addition, the existing employment agreements with Larry Fisher and Gordon Random shall be terminated at or prior to Closing at no expense to Fisher or the Companies.

      6.7 Termination of Employee Plans. At the Closing, other than existing commission arrangements with its employees, the Companies shall terminate all bonus plans and other benefit plans under which any of its employees or former employees may have any rights, and shall ensure that no employee or former employee of the Companies has any rights thereunder and that any liabilities of the Companies thereunder (including any such liabilities relating to services performed prior to the Closing) are fully extinguished at no cost to the Companies. All employees of the Companies will be included in the benefit plans of Fisher at no transitional cost to such employees and will thereafter participate in such benefit plans on the same basis as other employees of Fisher.

      6.8 FIRPTA Matters. At the Closing, the Companies shall deliver to Fisher a statement (in such form as may be reasonably requested by counsel to Fisher) to the effect that neither of the Companies has been a United States real property holding corporation within the meaning of Code (S) 897(c)(2) during the applicable period specified in Code (S) 897(1)(A)(ii).

      6.9 Conversion of Preferred Stock. On or prior to the Closing Date, all outstanding shares of Fisher convertible preferred stock shall have been converted into common stock of Fisher and such holders will have no other rights against Fisher other than as a holder of common stock of Fisher.

Section 7. Conditions Precedent to Obligations of Fisher

   The obligations of Fisher to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

      7.1 Accuracy of Representations. Each of the representations and warranties made by the Companies, the Parent and the Designated Persons in this Agreement and in each of the other agreements and instruments delivered to Fisher in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing as if made at the Closing.

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    7.2  Performance of Covenants.  Each covenant or obligation that the
Companies, the Parent or any of the Designated Persons is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

    7.3 Consents. All Consents required to be obtained in connection with the Mergers and the other transactions contemplated by this Agreement (including the Consents identified in Part 2.22 of the Disclosure Schedule) shall have been obtained and shall be in full force and effect.

    7.4 Agreements and Documents. Fisher shall have received the following agreements and documents, each of which shall be in full force and effect:

         (a) Employment Agreements executed by Larry Fisher and Paul Harrison in a form mutually acceptable to Fisher and the respective individuals entering into such agreements;

         (b) the certificate referred to in Section 6.8, executed by the Companies;

         (c) estoppel certificates from the landlords of the premises currently leased by the Companies, each dated as of a date not more than five (5) days prior to the Closing Date and satisfactory in form and content to Fisher, executed by such Persons as Fisher may reasonably specify;

         (d) a legal opinion of Kilpatrick & Cody, dated as of the Closing Date, in form and substance reasonably satisfactory to Fisher; and

         (e) a certificate executed by the Companies, the Parent and the Designated Persons and containing the representation and warranty of the Companies, the Parent and each Designated Person that each of the representations and warranties set forth in Section 2 is accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.4, 7.5 and 7.12 have been duly satisfied (the "Companies' Closing Certificate").

    7.5 No Material Adverse Change. There shall have been no material adverse change in each of the Companies' respective businesses, condition, assets, liabilities, operations, financial performance or prospects since the date of this Agreement.

    7.6 Termination of Employee Plans. The Companies shall have provided Fisher with evidence, satisfactory to Fisher, as to the termination of the plans referred to in Section 6.9.

    7.7 FIRPTA Compliance. The Companies shall have provided Fisher with the statement described in Section 6.9.

    7.8 Rule 506. All applicable requirements of Rule 506 under the Securities Act shall have been satisfied.

    7.9 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Mergers that makes consummation of the Mergers illegal.

    7.10 No Legal Proceedings. No Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Mergers.

    7.11 Fisher Shareholders Meeting.  The Shareholders of Fisher shall have:
(i) approved the amendment to Fisher's Articles of Incorporation described in
Section 1.4(c)(iii) hereof; (ii) ratified this Agreement and the transactions

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

contemplated hereby; and (iii) ratified the acquisition by Fisher of all of the outstanding capital stock of HALIS Software, Inc. pursuant to terms of that certain Stock Purchase Agreement dated March 29, 1996 by and among Fisher, HALIS L.L.C., Paul W. Harrison and James Askew (the "HALIS Acquisition").

      7.12 Related Party Debt. All debt obligations of the Companies to any Related Parties shall have been paid or canceled, except such obligations referred to on Exhibit D hereof.

      7.13 Investment Certification. Fisher shall have received a written acknowledgment from each of the Designated Persons receiving common stock of Fisher in connection with the Mergers that such Designated Person intends to accept such common stock for investment purposes, such acknowledgment to be in a form reasonably acceptable to Fisher.

      7.14 HALIS Acquisition. All conditions to closing for the HALIS Acquisition pursuant to the Stock Purchase Agreement described in Section 7.11(iii) shall have been satisfied or waived prior to Closing.

Section 8. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PARENT, THE COMPANIES
           AND THE DESIGNATED PERSONS.

   The obligations of the Companies, the Parent and the Designated Persons to effect the Mergers and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions:

      8.1 Accuracy of Representations. Each of the representations and warranties made by Fisher in this Agreement and in each of the other agreements and instruments delivered to the Parent in connection with the transactions contemplated by this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the Closing as if made at the Closing.

      8.2 Performance of Covenants. All of the covenants and obligations that Fisher is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all respects.

      8.3 Consents. All Consents required to be obtained in connection with the merger and the other transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect.

      8.4  Agreements and Documents.

           (a) Fisher shall have entered into the Employment Agreements described in Section 7.4(a);

           (b) The employment agreements with Larry Fisher and Gordon Random shall have been terminated as contemplated in Section 6.6

           (c) The Parent shall have received a legal opinion of Smith, Gambrell & Russell in form and substance reasonably satisfactory to Parent;

           (d) The Parent shall have received a certificate executed by Fisher, and containing the representation and warranty of Fisher that each of the representations and warranties set forth in Section 3 is accurate in all material respects as of the Closing Date as if made on the Closing Date and that the conditions set forth in Sections 8.1, 8.2, 8.3, 8.4 and 8.5 have been duly satisfied (the "Fisher Closing Certificate").

      8.5  Fisher Shareholder Meeting.  The shareholders of Fisher shall have:
(i) approved the amendment to Fisher's Articles of Incorporation described in
Section 1.4(c)(iii) hereof; (ii) ratified this Agreement and the transactions contemplated hereby; and (iii) ratified the HALIS Acquisition.

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

      8.6 No Material Adverse Change. There shall have been no material adverse change in Fisher's business, condition, assets, liabilities, operations, financial performance or prospects since the date of this Agreement.

      8.7 No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers by the Companies shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or deemed applicable to the Mergers that makes consummation of the Mergers by the Companies illegal.

      8.8 No Legal Proceedings. No Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Mergers or seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Fisher.

      8.9 Related Party Debt. All debt obligations of Fisher to any Fisher Related Parties shall have been paid or canceled. For purposes of this Section 8.9, a "Fisher Related Party" shall mean (i) each individual who is, or who at any time since December 31, 1992 has been, an officer or director of Fisher and
(ii) each individual who is, or since December 31, 1992 has been, a member of the immediate family of any of the individuals referred to in clause (i) above; and (iii) any trust or other Entity (other than Fisher) in which any one of the individuals referred to in clauses (i) (ii) or (iii) above holds (or in which more than one of such individuals collectively hold) beneficially or otherwise, a material voting, proprietary or equity interest.)

      8.10 Fisher's Financial Condition Immediately Prior to Closing. Evidence, in form reasonably satisfactory to Parent, is provided that Fisher, as of December 31, 1995, and without contemplation of the Mergers, had working capital of no less than $200,000.

      8.11 HALIS Acquisition. All conditions to the closing of the HALIS Acquisition pursuant to the Stock Purchase Agreement described in Section 7.11(iii) shall have been satisfied or waived prior to Closing.

      8.12 Compucom Waiver. Fisher shall have obtained a Consent and Waiver, in form and substance reasonably acceptable to the Companies, from Compucom Acquisition Corp. ("Compucom") whereby Compucom consents to Fisher and the Surviving Corporations marketing their products and services to the hospitality and healthcare industries and marketing their network integration products and services to a variety of industries in all geographic areas; and whereby Compucom waives its rights under Section 1 of the Non-Competition Agreement between Compucom and Fisher dated March 25, 1994 with respect to the foregoing activities.

Section 9. TERMINATION

      9.1  Termination Events.  This Agreement may be terminated prior to the
Closing:

           (a) by Fisher if Fisher reasonably determines that the timely satisfaction of any condition set forth in Section 7 has become impossible (other than as a result of any failure on the part of Fisher to comply with or perform any covenant or obligation of Fisher set forth in this Agreement);

           (b) by the Parent if the Parent reasonably determines that the timely satisfaction of any condition set forth in Section 8 has become impossible (other than as a result of any failure on the part of the Parent, the Companies or any of the Designated Persons to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Fisher);

           (c) by Fisher at or after the Scheduled Closing Time if any condition set forth in Section 7 has not been satisfied by the Scheduled Closing Time;

           (d) by the Parent at or after the Scheduled Closing Time if any condition set forth in Section 8 has not been satisfied by the Scheduled Closing Time;

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

            (e) by Fisher if the Closing has not taken place on or before June 30, 1996 (other than as a result of any failure on the part of Fisher to comply with or perform any covenant or obligation of Fisher set forth in this Agreement);

            (f) by the Parent if the Closing has not taken place on or before June 30, 1996 (other than as a result of the failure on the part of the Parent, the Companies or any of the Designated Persons to comply with or perform any covenant or obligation set forth in this Agreement or in any other agreement or instrument delivered to Fisher);

            (g) by Fisher under the circumstances described in Section 4.3(b);

            (h) by Parent under the circumstances described in Section 4.5;

            (i) by Fisher under the circumstances described in Section 5.4;

            (j) by  Fisher under the circumstances described in Section 5.5; or

            (k) by the mutual consent of Fisher and the Parent.

       9.2 Termination Procedures. If Fisher wishes to terminate this Agreement pursuant to Section 9.1(a), (c), (e), (g), (i) or (j), Fisher shall deliver to the Parent a written notice stating that Fisher is terminating this Agreement and setting forth a brief description of the basis on which Fisher is terminating this Agreement. If the Parent wishes to terminate this Agreement pursuant to Section 9.1(b), (d), (f), or (h), the Parent shall deliver to Fisher a written notice stating that the Parent is terminating this Agreement and setting forth a brief description of the basis on which the Parent is terminating this Agreement.

       9.3  Effect of Termination.  If this Agreement is terminated pursuant to
Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) no party shall be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Sections 12, as well as paragraph 7 of the Letter of Intent. If Fisher terminates this Agreement pursuant to Section 9.1(i) it will be liable to the Companies for the reimbursements and payments described in Section 5.4, in lieu of any other payments, claims or damages to the Parent, the Companies or the Designated Persons on account of such termination.

Section 10. INDEMNIFICATION, ETC.

       10.1 Indemnification by the Parent and the Designated Persons. The Parent and the Designated Persons, jointly and severally agree to indemnify Fisher and the Surviving Corporations, and their respective current and future officers, directors, employees, affiliates, successors and assigns, and hold them harmless at all times after the date of this Agreement from and against and in respect of, any and all liabilities, losses, damages, settlements, claims, costs and expenses, including without limitation attorneys' fees, arising out of or due to the breach of any representation, warranty or covenant of the Parent, the Designated Persons or the Companies set forth in this Agreement or in any of the exhibits or other documents delivered pursuant hereto relating to an event or condition that arose prior to February 15, 1995, and any and all actions, suits, proceedings, demands, assessments or judgments, and costs and expenses, incident to any of the foregoing. Notwithstanding the foregoing, the Parent and the Designated Persons shall have an obligation to indemnify Fisher and the Surviving Corporations for any breach of a representation or warranty contained in Section 2 of this Agreement if the event or condition giving rise to such breach arose after February 15, 1995 and the Parent, the Companies or the Designated Persons had actual knowledge of such event or condition on or prior to the date of this Agreement.

       10.2 Indemnification by Fisher and the Surviving Corporation. Fisher and the Surviving Corporations agrees to indemnify the Parent and its current and future members, officers, directors, employees, affiliates, successors and assigns, and hold it harmless at all times after the date of this Agreement from and against and in respect of any and all liabilities, losses, damages, settlements, claims, costs and expenses, including, without limitation, attorneys' fees, arising out of or due to the breach of any representation, warranty or covenant of Fisher set forth in this Agreement or in any of the exhibits or other documents delivered pursuant hereto, and any and all actions, suits, proceedings, demands, assessments or judgments, and costs and expenses, incident to the foregoing.

    10.3 Limitations on Indemnification.  Notwithstanding any provision of this
Section 10 to the contrary:

         (a) The Parent and the Designated Persons shall not be liable for payment of any claim for indemnification under Section 10.1 unless and until the aggregate amount of all indemnifiable claims under Section 10.1 shall exceed $50,000, in which case the Parent and the Designated Persons shall be liable only for payment of the amount by which such claims exceed such $50,000 threshold. The total liability of the Parent and the Designated Persons under
Section 10.1 shall not in any event exceed $250,000 in the aggregate.

         (b) Fisher and the Surviving Corporations shall not be liable for payment of any claim for indemnification under Section 10.2 unless and until the aggregate amount of indemnifiable claims under Section 10.2 shall exceed $50,000, in which case Fisher or the Surviving Corporations, shall be liable only for payment of the amount by which such claims exceed such $50,000 threshold. The total aggregate liability of Fisher and the Surviving Corporations under Section 10.2 shall not in any event exceed $250,000 in the aggregate.

         (c) No party shall have any obligation with respect to a claim pursuant to Sections 10.1 or 10.2 unless the party asserting such claim shall have delivered a notice of such claim in good faith in accordance with Section 10.4(a) on or prior to the first day of the twelfth (12th) calendar month following the Closing Date.

    10.4 Procedure.

         (a) The Parent and the Designated Persons, on the one hand, and Fisher and the Surviving Corporations, on the other hand, each agree to promptly notify each other if any of them becomes aware of any liability, loss, damage, settlement, claim, cost or expense with respect to which indemnity may be asserted under this Section 10 (hereinafter referred to as a "claim"), provided that failure to notify the indemnifying party shall not relieve such party from liability except to the extent such party is prejudiced thereby. Failure to deliver a notice prior to the date referred to in Section 10.3(c) shall, however, absolutely bar any claim for indemnity for such claim. The party entitled to indemnity (the "Indemnitee") shall permit the party responsible for such indemnity (the "Indemnitor") to assume the defense of any such claim or any litigation resulting from such claim.

         (b) If the Indemnitor assumes the defense of any such claim or litigation resulting therefrom, the Indemnitee may participate, at its expense, in the defense of such claim or litigation provided that the Indemnitor shall direct and control the defense of such claim or litigation. Except with the written consent of Indemnitee, which consent shall not be unreasonably withheld, the Indemnitor shall not, in the defense of such claim or any litigation resulting therefrom, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a release from all liability in respect of such claim or litigation.

         (c) If the Indemnitor shall not assume the defense of any such claim or litigation resulting therefrom, the Indemnitee may defend against such claim or litigation in such manner as it may deem appropriate. The Indemnitee shall not enter into any settlement of such claim or litigation without the written consent of the Indemnitor, which consent shall not be unreasonably withheld.
The Indemnitor shall promptly reimburse the Indemnitee from time to time for any and all amounts paid for or incurred by the Indemnitee and for which the Indemnitor is obligated pursuant to this Section 10, upon submission by the Indemnitee of a statement reflecting the basis upon which such indemnification is sought and the computation of such amounts.

         (d) The Indemnitee shall make available to the Indemnitor or its Representatives all records and other materials required by them and in the possession or under control of the Indemnitee, for the use of the Indemnitor and its Representatives in defending any such claim, and shall in other respects give reasonable cooperation in such defense.

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

Section 11.   Registration of Shares

    11.1 Registration Statement.

         (a) After the Closing Date, Fisher shall file with the SEC a registration statement (the "Registration Statement") with respect to resales of shares of Fisher Common Stock received in the Mergers by each Participating Holder (as defined in Section 11.1(d)). Fisher shall use reasonable efforts:
(a) to cause the Registration Statement to be declared effective by the SEC on or before the date 90 days after the Closing Date; and (b) to cause the Registration Statement to remain effective until the earlier of (i) the third anniversary of the Closing Date, or (ii) the date on which the distribution described in the Registration Statement is completed as to all Participating Holders (as defined in subsection (c) below).

         (b) Fisher shall (at its own expense):

             (i) prepare and file promptly with the SEC such amendments to the Registration Statement, and such supplements to the related prospectus, as may be required in order to comply with the applicable provisions of the Securities Act, including, without limitation, to maintain the effectiveness or currency thereof;

             (ii) furnish to the respective Participating Holders such numbers of copies of a prospectus conforming to the requirements of the Securities Act as they may reasonably request in order to facilitate the disposition of the shares covered by the Registration Statement; and

             (iii) use reasonable efforts to register and qualify the shares covered by the Registration Statement under the Securities laws of such states as the respective Participating Holders may reasonably request, provided, however, that Fisher shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any of such states.

         (c) Notwithstanding anything to the contrary herein, no Person who receives Fisher Common Stock in the Mergers shall have any rights under this
Section 11 unless such Person executes and delivers to Fisher, a written agreement, reasonably satisfactory in form and content to Fisher, confirming that such Person wishes to be allowed to sell Fisher Common Stock pursuant to the Registration Statement and agrees to be bound by the provisions of this Section 11. (A Person who holds any of the Fisher Common Stock delivered in the Mergers and who executes and delivers such an agreement is referred to in this Section 11 as a "Participating Holder.") Any Participating Holder who delivers such an agreement more than 30 days after the Closing Date may be required to pay, as a condition to exercising rights under this Section 11, the amount of incremental expenses incurred by Fisher in complying therewith. No Participating Holder shall sell any Fisher Common Stock pursuant to the Registration Statement at any time Fisher shall have furnished written notice that the Registration Statement is not then effective or the prospectus that forms a part thereof is not current.

         (d) Notwithstanding anything to the contrary contained herein, all of Fisher's obligations under this Section 11.1 (including its obligation to file and maintain the effectiveness of the Registration Statement) shall terminate and expire as of the earliest date on which all of the shares of Fisher Common Stock issued in the Mergers can be sold without any restrictions as to volume or manner of sale pursuant to subsection (k) of Rule 144 under the Securities Act.

    11.2 Indemnification.

         (a) Fisher agrees to indemnify, to the extent permitted by law, each Participating Holder against all Damages suffered by such Participating Holder as a result of any untrue or alleged untrue statement of material fact contained in the Registration Statement or in the related prospectus or preliminary prospectus (or in any amendment thereof or supplement thereto) or as a result of any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such untrue statement or omission or alleged untrue statement or omission results from or is contained in any information furnished in writing to Fisher by such

Participating Holder for use therein or results from such Participating Holder's failure to deliver a copy of a Registration Statement or related prospectus (or any amendment thereof or supplement thereto) after Fisher has furnished such Participating Holder with a sufficient number of copies thereof.

         (b) In connection with the Registration Statement, each Participating Holder (i) shall furnish to Fisher in writing such information and affidavits as Fisher reasonably requests for use in connection with such Registration Statement or the related prospectus, and (ii) to the extent permitted by law, will indemnify Fisher, its directors and officers and each Person who controls Fisher (within the meaning of the Securities Act) against all Damages resulting from any untrue or alleged untrue statement of material fact contained in such Registration Statement or in the related prospectus or preliminary prospectus (or in any amendment thereof or supplement thereto) or from any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission or alleged untrue statement or omission results from or is contained in any information or affidavit furnished in writing by such Participating Holder.

         (c) Any Person entitled to indemnification under this Section 11 will
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in the indemnified party's reasonable judgment a conflict of interest exists between the indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any consent to the entry of any judgment or any settlement made by the indemnified party without the indemnifying party's consent (but such consent will not be unreasonably withheld). Any indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will pay the fees and expenses of only one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest exists between such indemnified party and any other indemnified party with respect to such claim (in which case the indemnifying party will pay the fees and expenses of additional counsel).

    11.3 Delay of Registration. For a period not to exceed 90 days, Fisher may delay the filing or effectiveness of the Registration Statement, or suspend the use of the Registration Statement (and the Participating Holders hereby agree not to offer or sell any shares of Fisher Common Stock pursuant to the Registration Statement during such period), at any time when Fisher, in its reasonable judgment (confirmed in writing if requested by any Participating Holder), believes:

         (a) that the filing of a Registration Statement or the offering or sale of Fisher Common Stock pursuant thereto, or the making of any required disclosure in connection therewith, could reasonably be expected to have a material adverse effect upon (i) a pending or scheduled offering of Fisher's securities, (ii) an acquisition, merger, consolidation, joint venture, equity investment or other potentially significant transaction or event, or (iii) any negotiations, discussions or proposal with respect to any of the foregoing; and

         (b) that the failure to disclose any material information with respect to any of the foregoing could result in a violation of the Securities Act, the Exchange Act or any provision of any state securities law.

In the event Fisher reasonably believes that any of the foregoing circumstances are continuing after such 90-day period, it may, with the consent of the holders of a majority of the shares of Fisher Common Stock subject (or to be subject) to the Registration Statement (which consent shall not be unreasonably withheld) extend such 90-day period for one additional 30-day period.

    11.4 Amendment of Section 11. Notwithstanding anything to the contrary contained in this Agreement, the provisions of this Section 11 may be amended by Fisher at any time with the consent of the holders of a majority of the shares of Fisher Common Stock that are at that time subject (or to be subject) to the Registration Statement.

Section 12.   Miscellaneous Provisions

    12.1 Designated Persons' Agent. The Designated Persons hereby irrevocably appoint Paul W. Harrison as their agent for purposes of Sections 10 and 12.10(d) (the "Designated Persons' Agent"), and Paul W. Harrison hereby

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

accepts this appointment as the Designated Persons' Agent. Fisher shall be entitled to deal exclusively with the Designated Persons' Agent on all matters relating to Sections 10 and 12.10(d), and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Designated Person by the Designated Persons' Agent, and on any other action taken or purported to be taken on behalf of any Designated Person by the Designated Persons' Agent, as fully binding upon such Designated Person. If the Designated Persons' Agent shall die, become disabled or otherwise be unable to fulfill his responsibilities as agent of the Designated Persons, then the Designated Persons shall, within ten (10) days after such death or disability, appoint a successor agent and, immediately thereafter, shall notify Fisher of the identity of such successor. Any such successor shall become the "Designated Persons' Agent" for purposes of Sections 10 and 12.10(d). If for any reason there is no Designated Persons' Agent at any time, all references herein to the Designated Persons' Agent shall be deemed to refer to the Designated Persons.

    12.2 Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

    12.3 Fees and Expenses. Subject to Sections 10 and 5.4, all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of (a) any investigation and review conducted by such party of the other parties' business (and the furnishing of information in connection with such investigation and review), (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement, (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions, and (d) the consummation of the Mergers (collectively, the "Merger Fees") shall be paid: (i) by Fisher, if incurred by Fisher or the Merger Subs; and (ii) by the Companies, if incurred by the Companies, Parent or the Designated Persons.

    12.4 Attorneys' Fees. If any action or proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

    12.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

         if to Fisher:

              Fisher Business Systems, Inc.
              1950 Spectrum Circle
              Suite 400
              Marietta, Georgia  30067
              Attention: Larry Fisher, President
              Facsimile:  (404) 992-3404

         with a copy to:

              Smith, Gambrell & Russell
              3343 Peachtree Road, N.E.
              Suite 1800

              Atlanta, Georgia 30326-1010
              Attn: William L. Meyer, Esq.
              Facsimile:  (404) 264-2652

         if to the Parent:

              AUBIS, L.L.C.
              200 Hembree Park Drive
              Suite K
              Roswell, Georgia  30076
              Attn: Paul Harrison, Chairman & CEO
              Facsimile:  (770) 667-2129

         with a copy to:

              Kilpatrick & Cody
              1100 Peachtree Street, Suite 2800
              Atlanta, Georgia 30309-4530
              Attn: Brian L. Schleicher, Esq.
              Facsimile:  (404) 815-6555


         if to the Companies:

              AUBIS Hospitality Systems, Inc.
              200 Hembree Park Drive
              Suite K
              Roswell, Georgia 30076
              Attn: Paul W. Harrison
              Facsimile:  (770) 667-2129

              AUBIS Systems Integration, Inc.
              200 Hembree Park Drive
              Suite K
              Roswell, Georgia 30076
              Attn: Paul W. Harrison
              Facsimile:  (770) 667-2129

         if to any of the Designated Persons:

              c/o Paul W. Harrison
              200 Hembree Park Drive
              Suite K
              Roswell, Georgia 30076
              Facsimile:  (770) 667-2129

    12.6 Confidentiality. On and at all times after the Closing Date, the Parent and each Designated Person shall keep confidential, and shall not use or disclose to any other Person, any non-public document or other non-public information in the Parent's or such Designated Person's possession that relates to the business of the Companies or Fisher.

    12.7 Time of the Essence.  Time is of the essence of this Agreement.

    12.8 Headings. The bold-faced Section headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

    12.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

    12.10    Governing Law; Venue.

         (a) This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Georgia (without giving effect to principles of conflicts of laws).

         (b) Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought to otherwise commenced in any state or federal court located in Fulton County, Georgia. Each party to this Agreement:

             (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in Fulton County, Georgia (and each appellate court located in the State of Georgia) in connection with any such legal proceeding;

             (ii) agrees that each state and federal court located in Fulton County, Georgia shall be deemed to be a convenient forum; and

             (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in Fulton County, Georgia, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

         (c) The Designated Persons irrevocably constitute and appoint the Designated Persons' Agent as their agent to receive notices hereunder and service of process in connection with any legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement.

    12.11 Successors and Assigns. This Agreement shall be binding upon: the Parent, the Companies and their successors and assigns (if any); the Designated Persons and their respective personal representatives, executors, administrators, estates, heirs, successors and assigns (if any); Fisher and its successors and assigns (if any). This Agreement shall inure to the benefit of: the Parent, the Designated Persons; Fisher; and the respective successors, heirs personal representatives and assigns (if any) of the foregoing.

    12.12 Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach of threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement for the benefit of any other party to this Agreement, such other party shall be entitled (in addition to any other remedy that may be available to it) to (a) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (b) an injunction restraining such breach or threatened breach.

    12.13     Waiver.

         (a) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement,

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

shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

         (b) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

    12.14 Amendments. Subject to Section 11.4, this Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of all of the parties hereto.

    12.15 Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

    12.16 Parties in Interest. Except for the provisions of Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto and their respective successors, heirs, personal representatives and assigns (if any).

    12.17 Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof, including without limitation the Letter of Intent (other than paragraph 7 thereof, which shall survive to the extent provided herein).

    12.18     Construction.

         (a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

         (b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

         (c) As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

         (d) Except as otherwise indicated, all references in this Agreement to "Sections" and "Exhibits" are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

   The parties hereto have caused this Amended and Restated Agreement to be restated, executed and delivered as of March 29, 1996.

                              "FISHER"
                              FISHER BUSINESS SYSTEMS, INC.,
                                a Georgia corporation


                              By:  /s/ Larry Fisher
                                 ------------------------------------------
                              Its:  President
                                  -----------------------------------------

                              "PARENT"
                              AUBIS, L.L.C.,
                               a Georgia limited liability company


                              By:  /s/ Paul W. Harrison
                                  -----------------------------------------
                              Its:  Managing Member
                                  -----------------------------------------


                              "COMPANIES"
                              AUBIS HOSPITALITY SYSTEMS, INC.,
                               a Georgia corporation


                              By:  /s/ Paul W. Harrison
                                  -----------------------------------------
                              Title:  President
                                    ---------------------------------------



                              AUBIS SYSTEMS INTEGRATION, INC.,
                               a Georgia corporation


                              By:  /s/ Paul W. Harrison
                                  -----------------------------------------
                              Title:  President
                                    ---------------------------------------


                              "DESIGNATED PERSONS"

                              PAUL HARRISON ENTERPRISES, INC.


                              By:  /s/ Paul Harrison
                                  -----------------------------------------
                                  Paul Harrison

                              Its:  President
                                  -----------------------------------------



                              /s/ Nathan L. Lipson
                              ---------------------------------------------
                              Nathan L. Lipson, in his individual capacity


                              /s/ Gordon E. Random
                              ---------------------------------------------
                              Gordon E. Random, in his individual capacity


                              /s/ Paul Harrison
                              ---------------------------------------------
                              Paul Harrison, in his individual capacity

                                   EXHIBIT A

                               Designated Persons


                                     Names
                                     -----

                        Paul Harrison Enterprises, Inc.
                                 Paul Harrison
                                Nathan L. Lipson
                                Gordon E. Random

                                   EXHIBIT B

                              CERTAIN DEFINITIONS


     For purposes of the Agreement (including this Exhibit B):

     Acquisition Transaction. "Acquisition Transaction" shall mean any transaction involving:

          (a) the sale, license, disposition or acquisition of all or a material portion of the Companies' businesses or assets;

          (b) the issuance, disposition or acquisition of (i) any capital stock or other equity security of the Companies, Fisher or the Merger Subs, as the case may be; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire, or otherwise relating to, any capital stock or other equity security of the Companies, Fisher or the Merger Subs, as the case may be; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Companies, Fisher or the Merger Subs, as the case may be; or

          (c) any merger, consolidation, business combination, share exchange, reorganization or similar transaction involving the Companies, Fisher or the Merger Subs, as the case may be.

     Agreement. "Agreement" shall mean the Amended and Restated Agreement and Plan of Merger and Reorganization to which this Exhibit B is attached (including the Disclosure Schedule), as it may be further amended from time to time.

     Company Contract. "Company Contract" shall mean any Contract: (a) to which the Companies are a party; (b) by which the Companies or any of their assets are or may become bound or under which the Companies have, or may become subject to, any obligation; or (c) under which the Companies have or may acquire any right or interest.

     Company Proprietary Asset. "Company Proprietary Asset" shall mean any Proprietary Asset owned by or licensed to the Companies or otherwise used by the Companies.

     Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

     Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan, or legally binding commitment or undertaking of any nature.

     Damages. "Damages" shall include any loss, damage, injury, decline in value, lost opportunity, liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature.

     Disclosure Schedule. "Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Fisher on behalf of the Parent, the Companies and the Designated Persons.

     Employee Benefit Plan. "Employee Benefit Plan" shall have the meaning specified in Section 3(3) of ERISA.

     Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

     Entity. "Entity" shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

     Environmental Law. "Environmental Law" means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

     Exchange Act. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     Governmental Authorization.  "Governmental Authorization" shall mean any:
(a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

     Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

     Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitute, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

     Material Adverse Effect. A violation or other matter will be deemed to have a "Material Adverse Effect" on the Companies if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement or in the Parent's and Designated Persons' Closing Certificate but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would have a material adverse effect on either of the Companies' business, condition, assets, liabilities, operations, financial performance or prospects.

     Materials of Environmental Concern. "Materials of Environmental Concern" include chemicals, pollutants, contaminants, wastes, toxic substances, asbestos, PCBs, petroleum and petroleum products and any other substance that is now or in the future regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.)

     Person.  "Person" shall mean any individual, Entity or Governmental Body.

     Proprietary Asset. "Proprietary Asset" shall mean any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, source code, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (b) right to use or exploit any of the foregoing.

     Representatives "Representatives" shall mean officers, directors, employees, agents, attorneys, accounts, advisors and representatives.

     SEC.  "SEC" shall mean the United States Securities and Exchange
Commission.

     Securities Act. "Securities Act" shall mean the Securities Act of 1933, as amended.

     Tax. "Tax" shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, duty (including any customs duty), deficiency or fee, and any related charge or amount (including any fine, penalty or interest), imposed, assessed or collected by or under the authority of any Governmental Body.

     Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

                                   EXHIBIT C

 Directors and Officers of Fisher and Surviving Corporations After the Mergers


A.   Fisher
     ------

     Directors
     ---------

1.   Larry Fisher
2.   Jeff Brenner
3.   Paul W. Harrison
4.   Nate Lipson
5.   [To be determined by Paul W. Harrison]
6.   [To be determined mutually by Paul W. Harrison and Larry Fisher]
7.   [To be determined mutually by Paul W. Harrison and Larry Fisher]


     Officers
     --------

Paul W. Harrison - Chairman & CEO

Larry Fisher - President & COO

B.   Surviving Corporation #1 (AHS Merger Sub)

     Directors
     ---------

     Paul W. Harrison
     Larry Fisher
     Nate Lipson

     Officers
     --------

     Paul W. Harrison - Chairman and Chief Executive Officer

C.   Surviving Corporation #2 (ASI Merger Sub)

     Directors
     ---------

     Paul W. Harrison
     Larry Fisher
     Nate Lipson

     Officers
     --------

     Paul W. Harrison - Chairman and Chief Executive Officer

                                   EXHIBIT D


                               Related Party Debt


(1)  Indebtedness payable to AUBIS, L.L.C. in an amount not to exceed $107,500.

(2)  Promissory  Notes payable to Nathan I. Lipson in the original amount of:

                                  Date
                                ---------
                    $ 10,000     07/15/94
                    $ 32,000     08/22/94
                    $  5,000     10/06/95
                    $  6,000     10/18/94
                    $  6,000     11/01/94
                    $  6,000     12/15/95
                    $100,000     02/08/96
                    --------
             Total  $165,000
                    ========

(3) Promissory Note from AHS payable to Debbi L. Blackburn dated November 17, 1995 in the principal amount of $21,100 as replaced by that certain Promissory Note dated March 28, 1996 in the original principal amount of $37,527.15.

(4) Promissory Note from AHS payable to Paul W. Harrison in the original amount of $9,000 dated December 19, 1995.

                           FIRST AMENDMENT TO AMENDED
                   AND RESTATED AGREEMENT AND PLAN OF MERGER

          This First Amendment to Amended and Restated Agreement and Plan of Merger is entered into as of September 27, 1996 by and among Fisher Business Systems, Inc., a Georgia corporation ("Fisher"), Aubis, L.L.C., a Georgia limited liability company ("Parent"), Aubis Hospitality Systems, inc., a Georgia corporation and wholly-owned subsidiary of the Parent, ("AHS"); Aubis Systems Integration, Inc., a Georgia corporation and a wholly-owned subsidiary of the Parent ("ASI") (AHS and ASI are hereinafter sometimes referred to collectively as the "Companies"), Paul Harrison Enterprises, Inc., a Georgia corporation, Nathan Lipson, Gordon Random and Paul Harrison, all individual residents of Georgia.

          A. The parties hereto entered into an Agreement and Plan of Merger and Reorganization as of December 31, 1995, which was amended and restated in an Amended and Restated Agreement and Plan of Merger and Reorganization as of March 29, 1996 (such agreement, as amended and restated, shall be referred to hereinafter as the "Original Agreement").

          B. The parties wish to amend the Original Agreement as provided herein.

                               A G R E E M E N T

          The parties hereby amend the Original Agreement as follows:

          1. All capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Original Agreement.

          2. Section 1.4(e) of the Original Agreement is hereby deleted and the following new Section 1.4(e) is hereby substituted in its place:

          "(e) Immediately following the Closing, Fisher's Board of Directors shall cause the number of seats on such Board to increase from four members to seven members. As soon as practicable after the Closing, Fisher's Board of Directors shall elect three members to fill the newly created vacancies, two of whom shall be mutual nominees of Larry Fisher and Paul Harrison, the other of whom shall be a nominee of Paul Harrison."

          3. FAAC shall be added as a party to the Original Agreement and shall be the Merger Sub referred to therein.

          4. Section 1.5(a), fourth line, of the Original Agreement is hereby amended by changing "10,500,000" to "10,000,000."

          5. Section 9.1(f) is hereby amended by changing "June 30, 1996" to "November 30, 1996."

          6. AUBIS hereby consents to the offer and sale by Fisher of (i) up to $1.5 million in debt that is convertible into common stock of Fisher (on the basis of $1.00 in debt being convertible to one share of Common Stock of Fisher) so long as AUBIS is afforded the opportunity to participate in such offering if it so elects and so long as no more than 1,500,000 shares of Fisher Common Stock are issued upon any such conversion, and (ii) up to 5,000,000 shares of Fisher Common Stock and 1,666,667 Common Stock Purchase Warrants. This consent is intended to modify, and is not in addition to, the permitted offerings set forth in Section 5.2(f) of the Original Agreement.

          Except as expressly amended hereby, the Original Agreement shall continue in full force and effect.

          The parties have caused this First Amendment to be executed and delivered as of the date first stated above.

                           FISHER BUSINESS SYSTEMS, INC., a Georgia corporation

                        By:   /s/ Larry Fisher
                           -----------------------------------------------
                        Its:  Chairman
                            ----------------------------------------------


                        AUBIS, L.L.C., a Georgia limited liability company


                        By:   /s/ Paul W. Harrison
                           -----------------------------------------------
                        Its:  Managing Member
                            ----------------------------------------------


                        AUBIS HOSPITALITY SYSTEMS, INC., a Georgia corporation


                        By:   /s/ Paul W. Harrison
                           -----------------------------------------------
                        Its:  President
                            ----------------------------------------------


                        AUBIS SYSTEMS INTEGRATION, INC., a Georgia corporation


                        By:   /s/ Paul W. Harrison
                           -----------------------------------------------
                        Its:  President
                            ----------------------------------------------


                        PAUL HARRISON ENTERPRISES, INC., a Georgia corporation


                        By:   /s/ Paul W. Harrison
                           -----------------------------------------------
                        Its:  President
                            ----------------------------------------------


                              /s/ Nathan Lipson             (SEAL)
                        ------------------------------------
                        NATHAN LIPSON


                              /s/ Gordon Random             (SEAL)
                        ------------------------------------
                        GORDON RANDOM


                              /s/ Paul Harrison             (SEAL)
                        ------------------------------------
                        PAUL HARRISON

                        All individual residents of the State of Georgia

          SIGNATORY ADDENDUM TO MERGER AGREEMENT
          --------------------------------------

     In accordance with the provisions of Section 1.2 of the Amended and Restated Agreement and Plan of Merger dated as of March 29, 1996 among Fisher Business Systems, Inc., AUBIS L.L.C., AUBIS Hospitality Systems, Inc., AUBIS Systems Integration, Inc., Paul Harrison Enterprises, Inc., Nathan L. Lipson, Gordon E. Random and Paul W. Harrison, as amended by the First Amendment dated as of September 27, 1996 (the "Merger Agreement"; capitalized terms used herein and not defined otherwise shall have the meanings ascribed to them in the Merger Agreement), the undersigned each hereby certifies and agrees as follows:

1. That the undersigned is a wholly-owned subsidiary of Fisher Business Systems, Inc.

2. That the sole shareholder and Board of Directors of the undersigned has authorized, approved and directed that the undersigned become a party to the Merger Agreement as a Merger Sub thereunder.

3. In consideration of the benefits to accrue to the undersigned as a Surviving Corporation of the Merger, the undersigned hereby agrees to become a party to the Merger Agreement as a Merger Sub as contemplated in the Merger Agreement, adopts the plan of merger set forth therein, and agrees to be bound by the terms thereof, in each case effective as of the date of this Addendum.

          Dated:  November 18, 1996

                                   FISHER (AHS) ACQUISITION CORP.

                                   By:  /s/ Larry Fisher
                                      ---------------------------------
                                            Larry Fisher
                                            President

                                   FISHER (ASI) ACQUISITION CORP.

                                   By:  /s/ Larry Fisher
                                      ---------------------------------
                                             Larry Fisher
                                             President

                                                 Exhibit 3(A)

                                                        EXHIBIT A

                         PROMISSORY NOTE

$50,000                                        January 10, 1996


          FOR VALUE RECEIVED, the undersigned (hereafter referred to as "Maker"), promises to pay to the order of Paul W. Harrison (hereafter referred to as "Payee"; Payee, and any subsequent holder(s) hereof, being hereafter referred to as "Holder"), at the address of Maker at 900 Circle 75 Parkway, Suite 1700, Atlanta, Georgia 30339, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of FIFTY THOUSAND DOLLARS ($50,000), together with interest on so much thereof as is from time to time outstanding and unpaid, at the rate hereinafter set forth, in lawful money of the United ?States of America, such principal and said interest to be paid in full on January 15, 1998. From and after the date hereof (until maturity, whether by acceleration or otherwise) interest on the outstanding principal indebtedness evidenced hereby shall accrue at the rate of seven percent (7.0% per annum and shall be payable in arrears on the first day of each calendar quarter. Interest shall be computed on a simple interest basis.

          This note may be prepaid in whole or in part without premium or penalty.

          This note is the "Note" referred to in, and is entitled to the benefits of, the Note Purchase Agreement dated as of the date hereof by and between the Payee and the Maker, the terms of which by this reference are incorporated herein.

          At the election of the Payee, payment of principal and interest hereunder shall be made in shares of Common Stock of the Maker in accordance with the terms of the Note Purchase
Agreement.

          It is hereby expressly agreed that should any default be made in the payment of any installment as stipulated above, then, and in such event, the principal indebtedness evidenced hereby, together with all unpaid interest accrued thereon, shall, at the option of Holder and without notice or demand to Maker, at once become due and payable and may be collected forthwith, regardless of the stipulated date of maturity. Interest shall accrue on the outstanding principal balance of this Note from the date of any default hereunder and for so long as such default continues, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby as set forth herein, at the rate equal to twelve percent (12%) per annum.
Time is of the essence of this Note.

          Presentment for payment, demand, protest and notice of demand, dishonor, protest and nonpayment and all other notices are hereby waived. No failure to accelerate the debt evidenced hereby by reason of default, acceptance of a past due installment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State of Georgia; and Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing.
This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

          This Note is intended as a contract under and shall be construed and enforceable in accordance with the laws of the State of Georgia.

          If from any circumstances whatsoever, fulfillment of any provision of t his Note or of any other instrument evidencing or securing the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law with regard to obligations of like character and amount, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note or under any other instrument evidencing or securing the indebtedness evidenced hereby that is in excess of the current limit of such validity, but such obligation shall be fulfilled to the limit of such validity.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND SUCH LAWS. THIS NOTE MAY NOT BE TRANSFERRED, NOR W ILL ANY ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER HEREOF BY THE ISSUER FOR ANY PURPOSES, EXCEPT IN TRANSACTIONS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO ANY PROPOSED TRANSFER OR DISPOSITION OF THIS NOTE SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL FOR THE ISSUER.

          As used herein, the terms "Maker" and "Holder" shall be deemed to include their respective heirs, successors, legal representatives and assigns, whether by voluntary action of the parties or by operation of law.

          IN WITNESS WHEREOF, Maker has executed this Note under seal on the date first above written.

                                   "Maker"
                                   FISHER BUSINESS SYSTEMS, INC.


                                   By:___________________________
                                      Larry Fisher, Chairman
                                                 Exhibit 3(b)

                                                        EXHIBIT A

                         PROMISSORY NOTE

$40,000                                        May 29, 1996


          FOR VALUE RECEIVED, the undersigned (hereafter referred to as "Maker"), promises to pay to the order of Paul W. Harrison (hereafter referred to as "Payee"; Payee, and any subsequent holder(s) hereof, being hereafter referred to as "Holder"), at the address of Maker at 900 Circle 75 Parkway, Suite 1700, Atlanta, Georgia 30339, or at such other place as Holder may designate to Maker in writing from time to time, the principal sum of FORTY THOUSAND DOLLARS ($40,000), together with interest on so much thereof as is from time to time outstanding and unpaid, at the rate hereinafter set forth, in lawful money of the United ?States of America, such principal and said interest to be paid in full on January 15, 1998. From and after the date hereof (until maturity, whether by acceleration or otherwise) interest on the outstanding principal indebtedness evidenced hereby shall accrue at the rate of seven percent (7.0% per annum and shall be payable in arrears on the first day of each calendar quarter. Interest shall be computed on a simple interest basis.

          This note may be prepaid in whole or in part without premium or penalty.

          This note is the "Note" referred to in, and is entitled to the benefits of, the Note Purchase Agreement dated as of the date hereof by and between the Payee and the Maker, the terms of which by this reference are incorporated herein.

          At the election of the Payee, payment of principal and interest hereunder shall be made in shares of Common Stock of the Maker in accordance with the terms of the Note Purchase
Agreement.

          It is hereby expressly agreed that should any default be made in the payment of any installment as stipulated above, then, and in such event, the principal indebtedness evidenced hereby, together with all unpaid interest accrued thereon, shall, at the option of Holder and without notice or demand to Maker, at once become due and payable and may be collected forthwith, regardless of the stipulated date of maturity. Interest shall accrue on the outstanding principal balance of this Note from the date of any default hereunder and for so long as such default continues, regardless of whether or not there has been an acceleration of the indebtedness evidenced hereby as set forth herein, at the rate equal to twelve percent (12%) per annum.
Time is of the essence of this Note.

          Presentment for payment, demand, protest and notice of demand, dishonor, protest and nonpayment and all other notices are hereby waived. No failure to accelerate the debt evidenced hereby by reason of default, acceptance of a past due installment, or indulgences granted from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the State of Georgia; and Maker hereby expressly waives the benefit of any statute or rule of law or equity now provided, or which may hereafter be provided, which would produce a result contrary to or in conflict with the foregoing. No extension of the time for the payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing.
This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

          This Note is intended as a contract under and shall be construed and enforceable in accordance with the laws of the State of Georgia.

          If from any circumstances whatsoever, fulfillment of any provision of t his Note or of any other instrument evidencing or securing the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law with regard to obligations of like character and amount, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note or under any other instrument evidencing or securing the indebtedness evidenced hereby that is in excess of the current limit of such validity, but such obligation shall be fulfilled to the limit of such validity.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"), OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND SUCH LAWS. THIS NOTE MAY NOT BE TRANSFERRED, NOR W ILL ANY ASSIGNEE OR ENDORSEE HEREOF BE RECOGNIZED AS AN OWNER HEREOF BY THE ISSUER FOR ANY PURPOSES, EXCEPT IN TRANSACTIONS REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS, UNLESS THE AVAILABILITY OF AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS WITH RESPECT TO ANY PROPOSED TRANSFER OR DISPOSITION OF THIS NOTE SHALL BE ESTABLISHED TO THE SATISFACTION OF COUNSEL FOR THE ISSUER.

          As used herein, the terms "Maker" and "Holder" shall be deemed to include their respective heirs, successors, legal representatives and assigns, whether by voluntary action of the parties or by operation of law.

          IN WITNESS WHEREOF, Maker has executed this Note under seal on the date first above written.

                                   "Maker"
                                   FISHER BUSINESS SYSTEMS, INC.


                                   By:___________________________
                                      Larry Fisher, Chairman
                          Exhibit 4
                          ---------

                  FISHER BUSINESS SYSTEMS, INC.
               NON-QUALIFIED STOCK OPTION AGREEMENT

          THIS NON-QUALIFIED STOCK OPTION AGREEMENT ("Option
Agreement") made and entered into this 7th day of June, 1996 by and between Fisher Business Systems, Inc. (the "Company") and
Paul W. Harrison ("Optionee");

                       W I T N E S S E T H:

          WHEREAS, the Company has entered into a Stock Purchase
Agreement with HALIS, L.L.C. pursuant to which the Company will acquire HALIS Software, Inc., a wholly-owned subsidiary of HALIS, L.L.C. ("HSI"); and

          WHEREAS, Optionee, as the Managing Member of HALIS,
L.L.C., has provided certain services to Fisher in anticipation of consummation of the proposed acquisition of HSI; and

          WHEREAS, in consideration of such services, the Board of Directors desires to grant to Optionee certain non-qualified stock options to purchase shares of the Company's authorized $.01 par value common stock ("Stock"), subject to the terms and conditions hereinafter set forth.

          NOW, THEREFORE, in consideration of the mutual promises, agreements and covenants contained herein and for the good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                       1.  GRANT OF OPTION

          Subject to the further terms and conditions of this Option Agreement,Optionee is hereby granted a stock option to purchase 1,400,000 shares of Stock, effective as of the date first written above. This stock option is not qualified as and Incentive Stock Option under the provisions of Section 422 of the Internal Revenue Code.

                         2.  OPTION PRICE

          The Board of Directors has determined that the price for each share of Stock purchased under this Option Agreement shall be $1.125.

                    3.  EXPIRATION OF OPTIONS

          The option to acquire Stock pursuant to this Option
Agreement shall expire (to the extent not previously fully exercised) on June 7, 2006 (the tenth anniversary of the date of grant of the option).

                      4.  EXERCISE OF OPTION

          Unless option is hereunder shall earlier lapse or expire pursuant to Article 5 hereof, this option shall be fully exercisable with respect to the aggregate number of shares subject to this Option Agreement upon the consummation of the proposed acquisition of HSI by the Company. If HSI is not acquired by the Company on or before December 31, 1996, this option shall, as of the date, become null and void.
          To the extent such options become exercisable in accordance with the foregoing. Optionee may exercise this stock option, in whole or in part, from time to time. The option exercise price may be paid by Optionee either in cash, or, in the event that an organized trading market in the Stock exists on the date of exercise of the option, by surrender of other shares held by Optionee of the Stock of the Company.

          For the purposes of this Article 4, an "organized trading market" shall be deemed to exist on the date of the exercise of the option if: (a) the Stock is listed on a national securities exchange, or (b) the Stock has been quoted on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") for the 15 trading days preceding the date of exercise of the option, or (c) bid and asked quotations for the Stock have been published by the National Quotation Bureau or other recognized inter-dealer quotation publication (other than NASDAQ) during the 20 of the 30 trading days preceding the date of exercise of the option. In the event that an organized trading market for the Stock exists on the date of exercise of the option, Optionee shall be given credit against the option exercise price hereunder for such shares surrendered equal to (i) if the Stock is listed on a national securities exchange or is quoted on the NASDAQ National Market System, the last actual sales transaction price reported on the day preceding exercise of the option, or, if there were no actual sales transactions reported for such date, on the date next preceding such date on which actual sales transactions were reported, or (ii) if the Stock is quoted on NASDAQ (other than the NASDAQ National Market System) or by the National Quotation Bureau or other recognized inter-dealer quotation publication, the average of the high and low price quotations on the day preceding exercise of the option, or, if there were no price quotations for such date, on the date next preceding such date on which there were high and low price quotations for the Stock.

                      5.  MANNER OF EXERCISE

          This stock option may be exercised by written notice to the Secretary of the Company specifying the number of shares to be purchased and signed by Optionee or such other person who may be entitled to acquire Stock under this Option Agreement. If any such notice is signed by a person other than Optionee, such person shall also provide such other information and documentation as the Secretary of the Company may reasonably require to assume that such person is entitled to acquire Stock under the terms of the Plan and this Option Agreement. After receipt of the notice and any other assurances requested by the Company under this Article 5, and upon receipt of the full option price, the Company shall issue to the person giving notice of exercise under this Option Agreement the number of shares specified in such notice.

               6.  RESTRICTIONS ON TRANSFERABILITY

          The stock option granted hereunder shall not be transferable by Optionee otherwise than by will or by the laws of descent and distribution, and such stock option shall be exercisable during Optionee's lifetime only by Optionee.

      7.  FURTHER RESTRICTIONS ON EXERCISE AND SALE OF STOCK

          Optionee acknowledges and understands that the Stock subject to this Option Agreement is not registered under the Federal Securities Act of 1933, as amended ("Federal Act") or under the Georgia Securities Act of 1973, as amended (the "State Act"). Each option shall be subject to he requirement that if at any time the Board of Directors shall determine, in its discretion, that the listing, registration or qualification of the shares subject to such option upon any securities exchange or under any state or federal law, or the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such option or the issue or purchase of shares thereunder, such option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board of Directors. The costs of any such listing, registration, qualification, consent or approval shall be paid by the Company. Alternatively, the Company shall not permit any exercise of this stock option unless it receives such representations, factual assurances, and legal opinions as it may deem necessary to determine and document the availability of an exemption from registration under both the Federal Act and the State Act with respect to any particular issuance of shares under this Option Agreement. Further, the Board of Directors shall require that Stock issued in respect of any exercise of this stock option shall bear such restrictions on further transfer as shall be necessary to insure the availability of any exemption so claimed.

                       8.  REORGANIZATION

          In the event that dividends are payable in Common Stock of the Company or in the event that are splits, subdivisions or combinations of shares of Common Stock of the Company, the number of Shares available under the Plan shall be increased or decreased proportionately, as the case may be, and the number of Shares deliverable upon the exercise thereafter of any Option theretofore granted shall be increased or decreased proportionately, as the case may be, without change in the aggregate purchase price.

          In the case the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or in the case the property or stock of the Company is acquired by another corporation, or in the case of separation, reorganization, recapitalization or liquidation of the Company, the Board of Directors of the Company, or the Board of Directors of any corporation assuming the obligations of the Company hereunder, shall make appropriate provision for the protection of any outstanding Options by the substitution on an equitable basis of appropriate stock of the Company, or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect to the shares of Common Stock of the Company, provided only that the excess of the aggregate fair market value of the shares subject to option immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to option immediately before such substitution over the purchase price thereof.
          IN WITNESS WHEREOF, the Company has caused this Option Agreement to be executed by a member of the Board of Directors or a duly authorized officer of the Company, and the Optionee has executed this Option Agreement as of the date first written above.

                                   FISHER BUSINESS SYSTEMS, INC.



                                   By: ________________________
                                        Larry Fisher, President



                                   "OPTIONEE"


                                   ______________________________
                                   Paul W. Harrison